 As filed with the Securities and Exchange Commission on September 1, 2000
                                                      Registration No. 333-37098

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                              AMENDMENT NO. 4
                                  TO FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                         ARISTOTLE INTERNATIONAL, INC.
               (Exact name of registrant as specified in charter)

                                ----------------

             Delaware                            7372                          061022613
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)        Classification Number)            Identification No.)

                          50 E Street, S.E., Suite 300
                              Washington, DC 20003
                                 (202) 543-8345
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                                John A. Phillips
                            Chief Executive Officer
                               2266 Union Street
                        San Francisco, California 94123
                                 (415) 440-1102
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:
         David R. Snyder, Esq.                 Kristian E. Wiggert, Esq.
     Christopher M. Forrester, Esq.              Melissa L. Mong, Esq.
         Jeffrey W. Lobb, Esq.                   Craig M. Glantz, Esq.
     Pillsbury Madison & Sutro LLP              Morrison & Foerster LLP
    11975 El Camino Real, Suite 200                425 Market Street
      San Diego, California 92120           San Francisco, California 94105
         Phone: (858) 509-4052                   Phone: (415) 268-7000
          Fax: (858) 509-4010                     Fax: (415) 268-7522
       Counsel to the Registrant               Counsel to the Underwriter

                                ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ----------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + + not sell these securities until the registration statement filed with the +
+ Securities and Exchange Commission is effective. This prospectus is not an + + offer to sell these securities and it is not soliciting offers to buy these +
+      securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2000

                                         Aristotle
                                         International, Inc.

                                         2,000,000 Shares
                                         of Common Stock
      [LOGO OF ARISTOTLE]

-------------------------------------------------------------------------------

 This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $10.00 and $14.00 per share.


  THE OFFERING                              PER SHARE     TOTAL
 --------------------------------------------------------------
  Public Offering Price                        $         $
  Underwriting Discount                        $         $
  Proceeds to Aristotle International, Inc.    $         $

 We have granted the underwriters the right to purchase up to 300,000 additional shares within 30 days to cover any over-allotments. The underwriters expect to deliver the shares of common stock to purchasers on
           , 2000.

 We have applied to have our common stock listed on the Nasdaq National Market under the symbol VOTE.

 ------------------------------------------------------------------------------

The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. The public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. A more detailed description of this process, known as OpenIPO, is included in Plan of Distribution.


 ------------------------------------------------------------------------------

   This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
                  See Risk Factors beginning on page 6.

     Following the completion of this offering, our directors and officers, affiliates and other substantial stockholders will together control approximately 75% of our common stock.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO OF WR HAMBRECHT + CO]

                                                             DLJdirect Inc.

                 The date of this prospectus is         , 2000

                              [INSIDE FRONT COVER]

DESCRIPTION OF GRAPHICS:

The text "Democracy . Advertising . Authentication" is written along the top of the page, in approximately 1/4 inch font. Below that, in the middle of the page, there is a picture of a mouse on an Aristotle mouse pad.

On the lower portion of the page, the following text appears, in approximately 14 point font:

"Products and Services
Political Management Software
Voter Lists

Newly Introduced Products and Services
Targeted Internet Advertising
Internet Fundraising
Internet Authentication Services"

The text "Products and Services" and "New Products and Services" are in bold font.

Centered at the bottom of the page is the text "www. aristotle.com," in approximately 1/2 inch, bold font.

Gatefold:

Across the top of the entire gatefold there is the following text, in approximately 14 point font, with the background dark and the letters white "Aristotle databases contain approximately 150 million United States voter records and it keeps growing..."

The background of the rest of the page is the scene of a crowd, showing approximately 200 people looking towards the sky.

Over this background, there are five separate sections, as follows:

Upper left hand side of left page:

The text "Voter Lists" is written in approximately 3/4 inch font. Below that, the text "VoterListsOnline.com is an enhanced, online database of approximately 150 million United States registered voters." is written in approximately 14 point font. VotersListsOnline.com is in bold. Below that, there is a picture of the webpage for www.VoterListsOnline.com, which shows the text "Aristotle voter lists online" across the top of the webpage and some unreadable text and drop boxes below that.

Middle of the gatefold:

The text "Internet Authentication Services" is written in approximately 3/4 inch font. Below that, the text "Internet Authentication Services enable government agencies and commercial entities to verify an individual's age and identity using our voter records. Industries such as tobacco, gaming and adult entertainment can restrict website access to minors." is written in approximately 14 point font. Internet Authentication Services is in bold. Below that to the left, there is a picture of a male child looking at a computer.

Upper right hand side of right page:

The text "Targeted Internet Advertising" is written in approximately 3/4 inch font. Below that, the text "AristotleBannerAds.com enables political, advocacy and commercial users to reach individuals online based on geographic, demographic or political criteria." is written in approximately 14 point font. AristotleBannerAds.com is in bold. Below that, a picture of a Bush for President, Inc. webpage appears, with the following text:

"How much will the BUSH TAX CUT...?
Calculate your TAX CUT under the BUSH Plan by using the tax calculator below:
Marital status: (click one) 'Single' 'Married' [with Single selected]
No. of Children: (click one) '0' '1' '2' '3' '4' [with 0 selected]
Income: (drag slider) [graph depicting up to $100,000, with $100,000 selected ] % income from second earner: (click one--if both spouses work, please select percent of income earned by lower earning spouse) '0%' '25%' '50%' [with 0% selected]
Your current income tax liability: $23593
Your tax under the Bush Plan: $20362
Percent reduction in income taxes: 13.7%
Your Bush Plan TAX CUT: $3231
(Assumes standard deduction)"

To the left of this text a picture of a dollar bill being cut by scissors is depicted, with a box underneath with the text "Click here to visit www.georgebush.com." Under that, there is a box with the text "Close." Under that, the text "Paid for by Bush for President, Inc." is written.

To the left of the picture of the webpage are two Internet banner ads. The first has a picture of John McCain on the left, then a picture of the American flag, then the text "McCain 2000," "Help" and "Paid by McCain 2000, Inc."

Below that, a banner ad with a picture of a bearded man appears.

Lower left hand side of left page:

The text "Internet Fundraising" is written in approximately 3/4 inch font. Below that, the text "CampaignContribution.com enables campaigns and advocacy organizations to accept, process, authenticate, analyze and disclose contributions received via the Internet." is written in approximately 14 point font. CampaignContribution.com is in bold. Below that, a picture of a School Vouchers 2000 webpage appears, which shows the text "School Vouchers 2000," "Giving parents a choice. Giving kids a choice." across the top of the webpage and some unreadable text and drop boxes below that.

Lower right hand side of right page:

The text "Political Management Software" is written in approximately 3/4 inch font. Below that, the text "Campaign Manager, PAC Manager and Constituent Services are database management programs designed to help candidates, elected officials and PACs build, maintain and analyze their databases." is written in approximately 14 point font. Campaign Manager, PAC Manager and Constituent Service is in bold. Below that, a picture of three overlapping CDs appears. The top disc has the text "ARISTOTLE" "CM4.1" and some unreadable text written on it. There is also a picture on the disc, with a woman and a building. The middle disk has the text "...STOTLE" "PM4.1" and unreadable text written on it. The bottom disc has the text "...ISTOTLE" "CS4.1" and some unreadable text written on it.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1

The Offering.............................................................   4

Summary Financial Data...................................................   5

Risk Factors.............................................................   6

Cautionary Note on Forward-Looking Statements............................  22

Use of Proceeds..........................................................  23

Dividend Policy..........................................................  23

Capitalization...........................................................  24

Dilution.................................................................  25

Selected Financial Data..................................................  26

Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  28

Business.................................................................  37

Management...............................................................  52

Related-Party Transactions...............................................  61

Principal Stockholders...................................................  63

Description of Capital Stock.............................................  65

Shares Eligible for Future Sale..........................................  68

Plan of Distribution.....................................................  69

Legal Matters............................................................  75

Experts..................................................................  75

Change of Auditors.......................................................  75

Where You Can Find More Information......................................  75

Index to Financial Statements............................................ F-1

                               ----------------

  We have one registered trademark application pending for the name Aristotle and no registered trademarks. Further, we have no registered or pending copyright or patent applications. We rely principally on common law for protection of our tradenames and proprietary rights. All service marks, trademarks or tradenames used in this prospectus are the property of the respective owners.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information about us, our common stock being sold in this offering and our financial statements and notes appearing elsewhere in this prospectus before making a decision to invest in our common stock.

                                   Aristotle

  We are a technology company that provides information, products and services to political campaigns, advocacy organizations and for-profit commercial enterprises. Over the past ten years, we have compiled a database containing information concerning approximately 150 million registered voters in the United States.While other companies may offer larger databases, we believe that because the age, identity, address and party affiliation information contained in our database is derived from registered voter records, rather than from commercial sources, we enjoy a competitive advantage over companies offering databases containing information derived solely from commercial sources. Further, based on our research, we believe we have the largest registered voter record database in the country, and therefore we enjoy a competitive advantage over other companies offering registered voter record databases.

  We use our database to facilitate campaign management, Internet fundraising, targeted Internet advertising and Internet authentication services. Given the extensive content of our databases and the breadth of our client base, as described below, we believe that we are an industry leader in providing campaign management products and services and that we have developed significant knowledge and expertise in this field.

  Our goal is to become a leading provider of Internet authentication services and targeted Internet advertising services, including targeted banner advertisements and e-mails, and to strengthen our position within the campaign and advocacy industries. In fall 1999, we began shifting the emphasis of our product and service offerings into targeted Internet advertising, which is a highly competitive market. In June 2000, we introduced our Internet authentication services. We have a limited operating history in the Internet advertising market and no operating history in the Internet authentication market. Key elements of our strategy are to:

  .  continue to enhance the size and quality of our databases;

  .  increase applications for our databases;

  .  expand the scope of our comprehensive fundraising applications;

  .  extend international databases; and

  .  broaden our sales and marketing efforts.

  Our products and services are designed to service the following three broad markets:

  .  political campaigns or parties on the federal, state and local level;

  . advocacy organizations, including political action committees, non-profit organizations and issue-oriented organizations; and

  .  commercial enterprises.

  As of June 30, 2000, our clients included 45 Senators, over 200 members of the U.S. House of Representatives, approximately 46 Democratic and Republican state parties and numerous national advocacy groups and consulting firms. Collectively, these entities represented 31% of our revenue for the year ended December 31, 1999 and 21% of our revenue for the six-month period ended June 30, 2000. Furthermore, of the top 50 fundraisers for the Senate and top 50 fundraisers for the House of Representatives during the 1999-2000 election cycle, as determined by a March 2000 review of the contribution reports filed with the Federal Election

Commission, 72% of these Senate candidates and 66% of these House candidates use at least one of our products or services. We are non-partisan and are not a political consultant. We sell our products and services to any candidate running for office and our client base includes new candidates and incumbents.

  Our products and services can be categorized as follows:

  . Political management software allows political campaigns and advocacy organizations to manage the information necessary to run their organization and comply with state and federal election reporting requirements. Our services related to political management software include 24-hour customer support and customization of software to meet the specific needs of our clients, implementation of our software on our clients' systems and specialized training for our software and hardware to meet our clients' upgrading needs. For the years ended December 31, 1997, 1998 and 1999, and for the six-month period ended June 30, 2000, we derived revenue of approximately 59%, 59%, 50% and 49% from sales of these products and related services.

  . Voter lists allow political campaigns and advocacy organizations to obtain enhanced registered voter data, including mailing lists, telephone sheets, walk lists and polling samples in a file format usable with many popular software programs. For the years ended December 31, 1997, 1998 and 1999 and for the six-month period ended June 30, 2000, we derived 41%, 39%, 48% and 39% from sales of these products and related services.

  . Internet fundraising allows political campaigns and advocacy organizations to accept, process, authenticate, analyze and disclose contributions made directly on an organization's website. For the year ended December 31, 1999 and for the six-month period ended June 30, 2000, we derived revenue of approximately 2% and 4% from the sales of our Internet fundraising service.

  . Targeted Internet advertising assists political campaigns, advocacy organizations and commercial enterprises in using Internet banner ads and e-mails to target their online marketing efforts toward specific groups based on desired geographic, demographic and political attributes contained in our databases. For the six-month period ended June 30, 2000, we derived approximately 7% of our revenue from Internet advertising and have not received any other revenue from sales of these services. We have recently signed a contract with MatchLogic, Inc., a subsidiary of Excite@Home, under which we have agreed to purchase from MatchLogic $3.5 million in targeted banner ads and e-mail addresses during the three-month period ending September 30, 2000 and an additional $2.0 million in targeted advertising services over a 24-month period. Additionally, MatchLogic has agreed to share in any revenue it receives from sales of targeted advertising services utilizing information contained in our database for targeting.

  . Internet authentication services allows commercial enterprises to verify an individual's age and identity. To date, we have not received any revenue from sales of these services. However, we have recently signed a contract with VeriSign, Inc. under which we will begin to provide these services.

  We had a net loss of $2.8 million for the six-month period ended June 30, 2000, $1.9 million for the year ended December 31, 1999, $81,000 for the year ended December 31, 1998, $249,000 for the year ended December 31, 1997 and $401,000 for the year ended December 31, 1996. We expect to continue incurring operating losses and negative cash flows from operations. We will depend on the proceeds of this offering to continue our future operations at our current levels of expenditures.

  Our independent auditors' opinion contains an explanatory paragraph that states that we have suffered recurring losses, have an accumulated deficit and negative working capital and are dependent upon the proceeds from this offering or other additional financing, which raise substantial doubt about our ability to continue as a going concern.

                                ----------------

  On July 6, 2000 we filed an amendment to our certificate of incorporation effecting a common stock split so that in exchange for each share of our common stock, our common stockholders would receive 1.368 shares of our common stock. All references to the number of common shares and per share amounts included in this prospectus and in the financial statements included herein, have been restated to reflect the stock split for the periods presented.

                                ----------------

  Our principal executive offices are located at 50 E Street, S.E., Suite 300, Washington, D.C. 20003. We also have a regional office in San Francisco, a sales office in Atlanta and sales representatives in Chicago, Dallas, Nashville, Seattle and London, England. Our phone number is (202) 543-8345. Our principal website is www.aristotle.com. The information on our website does not constitute part of this prospectus.

  Our business was originally founded in 1983 by John A. Phillips and Dean A. Phillips under the laws of the State of Connecticut. In 1987, we incorporated under the laws of the District of Columbia under the name Aristotle Industries, Inc. In 1995, we changed our name to Aristotle Publishing, Inc. In March 1999, Aristotle Publishing, Inc. merged into its wholly-owned subsidiary, Aristotle Publishing, Inc., a corporation incorporated under the laws of the State of Delaware, with the Delaware corporation being the surviving corporation. On May 15, 2000, Aristotle Publishing, Inc. filed an amendment to its certificate of incorporation to change its name to Aristotle International, Inc. On March 21, 2000, we formed AristotleOnline.com Limited, our wholly-owned subsidiary, under the laws of England and Wales.

                                  THE OFFERING

   Common stock offered................. 2,000,000 shares

   Common stock to be outstanding after
    this offering....................... 8,000,000 shares

                                         We expect to use the net proceeds
   Use of proceeds...................... from this offering for:
                                         . $2.0 million to acquire U.S. voter
                                           records;
                                         . $2.0 million on product development
                                           efforts;
                                         . $3.5 million to acquire e-mail
                                           addresses and Internet ad space;
                                         . $6.0 million on sales and marketing
                                           efforts; and
                                         . $7.0 million for working capital
                                           and general corporate purposes.

   Proposed Nasdaq National Market       VOTE
    symbol..............................

  The common stock to be outstanding after this offering is based on 6,000,000 shares outstanding as of June 30, 2000, after giving effect to:

  . the conversion of our outstanding shares of Series A Preferred Stock into 1,741,562 shares of common stock; and

  . the issuance of 153,326 shares of common stock from the conversion of our Notes payable-related parties into 112,050 shares of Series A Preferred Stock, which will convert into common stock upon the closing of this offering.

  The common stock to be outstanding after this offering excludes 787,659 shares of common stock issuable as of June 30, 2000 upon the exercise of outstanding stock options issued under our 1999 Stock Option Plan at a weighted average price of $1.76 per share.

  This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are based primarily on an auction in which prospective purchasers are required to bid for the shares. This process is described in the Plan of Distribution. Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

                                                           Six Months Ended
                            Year Ended December 31,            June 30,
                         -------------------------------  --------------------
                           1997       1998       1999       1999       2000
                         ---------  ---------  ---------  ---------  ---------
                          (In thousands, except share and per share data)
Statement of Operations
 Data:
Revenue................. $   1,718  $   2,528  $   3,913  $   1,877  $   2,808
Gross profit............     1,327      1,849      2,662      1,280      2,057
Loss from operations....      (464)      (692)    (2,023)      (522)    (2,812)
Net loss................      (249)       (81)    (1,915)      (469)    (2,787)
                         =========  =========  =========  =========  =========
Basic and diluted loss
 per common share....... $   (0.06) $   (0.02) $   (0.47) $   (0.11) $   (0.68)
                         =========  =========  =========  =========  =========
Shares used to compute
 basic and diluted net
 loss per common share.. 4,105,112  4,105,112  4,105,112  4,105,112  4,105,112
                         =========  =========  =========  =========  =========
Pro forma unaudited
 basic and diluted net
 loss per common share..                       $   (0.41) $   (0.11) $   (0.46)
                                               =========  =========  =========
Shares used to compute
 pro forma unaudited
 basic and diluted net
 loss per common share..                       4,657,788  4,105,112  6,000,000
                                               =========  =========  =========

  The shares used to compute the pro forma unaudited basic and diluted net loss per common share include the issuance of the common stock upon the conversion of the Series A Preferred Stock and Notes payable-related party based upon the actual days that the related securities were outstanding. These securities represent 552,676, 0 and 1,894,888 shares upon conversion for the year ended December 31, 1999 and for the six-month periods ended June 30, 1999 and June 30, 2000.

  The following table sets forth a summary of our balance sheet as of June 30, 2000:

  .  on an actual basis;

  .  on an as adjusted basis giving effect to:

    . issuance of 1,741,562 shares of common stock upon conversion of all of our preferred stock outstanding as of June 30, 2000 into common stock at the closing of this offering;

    . issuance of 153,326 shares of common stock from the conversion of our Notes payable--related parties into 112,050 shares of Series A Preferred Stock, which will convert into common stock upon the closing of this offering; and

    . sale of 2,000,000 shares of our common stock in this offering, assuming an offering price of $12.00 per share after deducting underwriting discounts and commissions and our estimated offering expenses of $3.5 million.

                                                            As of June 30, 2000
                                                            --------------------
                                                            Actual   As Adjusted
                                                            -------  -----------
                                                              (In thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $   450    $20,950
Working capital (deficit)..................................  (1,853)    18,955
Total assets...............................................   2,908     23,408
Total liabilities..........................................   4,098      3,790
Deferred revenue...........................................   1,255      1,255
Convertible preferred stock................................   3,500        --
Stockholders' equity (deficit).............................  (4,689)    19,619

                                 RISK FACTORS

  You should carefully consider the following risks and all other information contained in this prospectus before you decide to buy our common stock. If any of the following risks occur, our business, financial condition or operating results could suffer. If this occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

                        Risks Relating to our Business

We will rely on the proceeds from this offering or additional fundings to remain a going concern.

  Our independent public accountants noted in their opinion that as a result of our recurring losses, negative working capital and accumulated deficit as well as our dependence upon additional financing that there was substantial doubt about our ability to continue as a going concern. Therefore, we will depend on the proceeds of this offering to continue as a going concern. If we are unable to obtain proceeds from this offering, we will be required to obtain financing from other sources. In addition, we may have to reduce our current expenditures to improve our net cash flow.

We have a history of losses and expect to incur substantial losses in the future.

  We incurred net losses of approximately $401,000 for the year ended December 31, 1996, $249,000 for the year ended December 31, 1997, $81,000 for the year ended December 31, 1998, $1.9 million for the year ended December 31, 1999 and $2.8 million for the six-month period ended June 30, 2000. These losses, as a percentage of revenue, comprised 16% in 1996, 14% in 1997, 3% in 1998, 49% in 1999 and 99% for the six-month period ended June 30, 2000. At the six-month period ended June 30, 2000, we had accumulated deficit of $5.2 million. We have incurred significant expenses since September 1999, and during the year ended December 31, 2000 we expect to expend approximately $1.2 million on developing and enhancing our products and services, $5.1 million on expanding our sales and marketing operations and $293,000 on customer support organizations and infrastructure. During the year ending December 31, 2000, we expect that our operating expenses will increase by approximately $8.1 million over the prior year and may increase as a percentage of revenue. We will depend on the proceeds of this offering to continue our future operations at our current levels of expenditures. If our revenue does not increase to keep pace with our current and expected expenses, or is insufficient to achieve profitability, our business and operating results will be harmed. Further, even if our revenue does increase, failure to become profitable within a reasonable time frame will likely cause our stock price to decline.

Our entrance into new lines of business makes financial forecasting and evaluation of our business difficult.

  Although we have been offering our political management software and voter records since 1983, we began shifting the emphasis of our product and service offerings towards Internet fundraising, targeted Internet advertising and Internet authentication services in fall 1999 and spring 2000. During the year ended December 31, 1999 and for the six-month period ended June 30, 2000, we derived 2% and 4% of our revenue from the sale of our Internet fundraising service. During the year ended December 31, 1999, we did not derive any material revenue from the sale of our targeted Internet advertising services. During the six-month period ended June 30, 2000, we derived 7% of our revenue from sales of our targeted Internet advertising services. We have received no revenue to-date from the sale of our Internet authentication services. Our year-end operating results presented in this prospectus reflect only our historical business model, under which we derived the majority of our revenue from the sale of our political management software and voter lists. Our revenue and income potential under this new business model is unproven and, therefore, it is difficult to evaluate our business and prospects. Further, because we have no material operating results for our new Internet fundraising, targeted Internet advertising or Internet authentication services, we must forecast a portion of our expenses based on projected future activity.

The growth of our business substantially depends on managing and increasing revenue from our Internet authentication services.

  On June 29, 2000 we signed a contract with VeriSign, Inc., under which we will provide access to our database to allow VeriSign and its customers to authenticate the age or identity of their website users and customers. This contract represents our first sale of our Internet authentication services. We expect to depend substantially on sales of our authentication services to grow our business. We may encounter problems providing our services to VeriSign or any future authentication services client we may obtain, for example, our database may not be able to provide the necessary information to our client in a timely and accurate manner. Further, the use of databases to authenticate age or identity is relatively new. We have no reliable method of estimating the volume of traffic we may experience, and therefore, the capacity of servers we will need to maintain in order to handle peak demands and provide uninterrupted service. As a result, it is difficult to predict the amount of revenue that we may receive from our Internet authentication services. If we do not receive significant revenue from this contract and from future sales of our Internet authentication business, we will be unable to grow our business.

We rely on access to targeted Internet advertising space from third parties to sell our targeted banner advertisements.

  Our targeted advertising business involves the sale, and in some instances, the creation of targeted banner ads, which requires us to purchase advertising space from third-party websites. Using our database, we can customize the delivery of the advertisements to selected Internet users based on specified criteria, for example, all persons living within a defined geographic area, in order to reach our clients' intended audience. As we increase our efforts to build our targeted advertising business, we expect to rely on contracts with third-party ad servers to provide us with advertising space for our targeted banner advertisements. On July 21, 2000, we amended our contract with MatchLogic, Inc., a subsidiary of Excite@Home. Under the terms of this amended contract, we have agreed to purchase $5.5 million of MatchLogic's Internet advertising products and services over a 24-month period, including $3.5 million of these products and services in the three-month period ended September 30, 2000. Although in general the contract is designed to ensure that we have sufficient Internet advertising space to meet our clients' needs, MatchLogic may refuse to serve an advertisement we request if the content of the advertisement is inconsistent with its advertising policies. If MatchLogic were to refuse to serve our advertisements and if we were unable to place advertisements with other entities that sell Internet advertising space, we would be unable to deliver our targeted banner advertisements, which would harm our ability to generate revenue through our Internet advertising services.

Our Internet advertising operations will depend on the continued development of targeted Internet advertising.

  We have received revenue of approximately $193,000, or 7% of our total revenue for the six-month period ended June 30, 2000, from sales of targeted Internet advertising and related services. We intend to increase our targeted Internet advertising efforts substantially in the next 12 months. The Internet advertising market is new and rapidly evolving, and the effectiveness of Internet advertising has not been fully determined. As a result, demand for and market acceptance of targeted Internet advertising services are not definite. Potential clients may find Internet advertising to be less effective in promoting products and services than traditional advertising media. If the market for Internet advertising does not grow or grows more slowly than we expect, we may be unable to meet our forecasted revenue.

If we do not sell a sufficient volume of targeted banner advertisements to meet our September 30, 2000 purchase commitment under our agreement with MatchLogic, we will be required to purchase e-mail addresses to meet this commitment, which may not be as valuable to our targeted advertising business.

   Under the terms of our agreement with MatchLogic we are required to purchase $3.5 million in advertising inventory from MatchLogic by September 30, 2000. This inventory could consist of either banner ad space or e-mail addresses. We use banner ad space to sell our targeted banner ads and use e-mail addresses to sell our targeted e-mail products. If we do not sell a sufficient number of targeted banner ads to meet our $3.5 million obligation we would be required to purchase e-mail addresses to fill the balance of the $3.5 million obligation. Although we believe that we can use these e-mail addresses in our targeted advertising operations, we believe that targeted e-mails are not as useful as targeted banner ads; the e-mail addresses we purchase may become outdated quickly and as a result could rapidly decrease in value, or prove to be of little use.

We may need additional financing.

  We may need to raise additional funds to develop or enhance our databases and our software and services, to fund our continued operations or to respond to competitive pressures. We may need to raise additional funds through the public or private sale of debt or equity securities or by borrowing funds from an institution. We may not be able to borrow money on commercially reasonable terms, or at all, and any sale of our equity securities will result in dilution to our stockholders.

Our revenue and operating results fluctuate from period to period, primarily in connection with federal election cycles. This fluctuation may impact the price of our common stock.

  Although we have experienced yearly fluctuations on our revenue and operating results, we are unsure as to the degree of quarterly fluctuations we have had in the past because prior to 1999, we did not formally monitor our quarterly operating results. Our past yearly fluctuations have been primarily connected to the two-year federal election cycle, the last of which occurred during 1998, and the four-year presidential cycle, the last of which occurred during 1996. Our revenue increased 51% from $1.7 million during the year ended December 31, 1995 to $2.5 million during the year ended December 31, 1996, and decreased 32% from $2.5 million during the year ended December 31, 1996 to $1.7 million during the year ended December 31, 1997. In addition, we are entering into a new business model with unproven sales and expense projections. As a result of these uncertainties and business cycles, our quarter-to-quarter or year-to-year operating results may not be a good indication of our future performance. In addition to other factors discussed in these Risk Factors, specific factors that may cause fluctuations in our revenue or operating results include:

  . timing and release of new products and services by us or our competitors, in particular, the timing and release of new commercial applications;

  . increased sales of campaign products and services during federal election years;

  . seasonality of advertising products, including our new targeted banner advertising products;

  .  discretionary nature of our clients' purchasing and budgetary cycles;

  .  changes in our pricing policies or those of our competitors;

  .  changes in advertising rates;

  . timing or execution of large contracts that materially affect our operating results;

  .  mixture of our domestic and international sales;

  . delayed receipt of accounts receivable from clients relying on federal matching funds; and

  . our ability to expand our operations and the amount and timing of expenditures related to this expansion.

We depend significantly on sales of our political management software and U.S. voter records.

  For the years ended December 31, 1997, 1998 and 1999, and for the six-month period ended June 30, 2000, we derived revenue of approximately 59%, 59%, 50% and 49% from the sale of our political management software and related services, including Campaign Manager, PAC Manager and Constituent Service and related customer support services, and approximately 41%, 39%, 48% and 39% from the sale of our U.S. voter records. We anticipate that revenue related to these products and services will continue to constitute a substantial portion of our revenue. Further, we have recently made significant investments in marketing and infrastructure to increase sales of our political management software and U.S. voter records. Our results from operations would be adversely affected if we were unable to sell or increase sales of our political management software or U.S. voter records.

Our Internet fundraising service is subject to increasingly complex regulations that could inhibit our ability to market the service.

  We have recently developed our Internet fundraising service CampaignContribution.com. Internet fundraising is a new and evolving field and collection and processing of campaign contributions through the Internet is subject to state and federal laws, including the Federal Matching Act and the Federal Election Campaign Act, and subject to regulation by government agencies, including the Federal Election Commission, or FEC. We could be subject to liability under FEC regulations if we were found to have made an impermissible corporate contribution, which could occur if we charged a candidate less than fair market value for our products and services. The penalties for impermissible campaign contributions vary widely, depending on the severity and scope of the violation. Any liability could:

  .  cause us to incur losses as a result of fines or civil liabilities;

  .  increase governmental scrutiny of our products and services;

  .  decrease the use of the Internet for campaign or fundraising efforts;
     and

  .  decrease the demand for our products and services.

  Use of CampaignContribution.com for non-profit fundraising online is also subject to complex federal and state regulations. We are currently in the process of becoming registered to conduct online fundraising activities in states that require registration for these activities. Further, additional states may begin to regulate non-profit fundraising online, which may increase our compliance expense and decrease the desirability of our services.

  As a result of the expense of complying with the numerous federal, state and local laws and the resulting impact on demand for our services, we may ultimately determine that offering our contribution services is not practical in all jurisdictions, in which case we may elect to discontinue these services.

We may face increased governmental regulation on our collection and use of personal information from commercial and public records.

  Our collection and use of the information in our databases are governed by federal, state, local and foreign regulations. Currently, we believe that we comply with these regulations. However, future regulations that further preclude access to, resale of or use of the information obtained from the commercial or public records in our databases, would limit our ability to market and sell our products and services. For example, a change in regulations may prohibit use of voter information for Internet advertising, affect requirements regarding notices to be given to individuals about information contained in our database or limit the availability of currently public information, any one of which could negatively affect us. Similarly, if we change our business plan we may need to conduct activities that are more heavily restricted than our current activities.

A failure to manage our growth could lead to inefficiencies in conducting our business and subject us to increased expenses.

  From December 31, 1999 to June 30, 2000, we expanded our operations from 68 to 93 employees. This growth has placed a significant strain on our management, financial and personnel resources. Our technical, data acquisition, sales, marketing and customer support organizations may be unable to effectively compete with larger and more established organizations because of their limited experience working together. We expect to hire an additional 50 employees over the next 12-month period and any additional growth will further strain our management, financial, personnel, internal training and other resources. To manage any additional growth effectively, we must improve our financial and accounting systems, controls, reporting systems and procedures, integrate new personnel and manage expanded operations. Our failure to manage our growth could adversely affect the quality of our products and services, our ability to respond to clients and our ability to retain key personnel.

We derived 21% of our revenue from a single client for the year ended December 31, 1999 and 12% of our revenue from a single client for the six-month period ended June 30, 2000.

  For the year ended December 31, 1999, we derived approximately 21% of our revenue from a contract with the National Rifle Association. We have completed this contract with the NRA and, although we have entered into a new contract with the NRA, we do not expect to derive substantial revenue from this client in the current fiscal year or under the terms of the new contract.

  For the six-month period ended June 30, 2000, we derived approximately 12% of our revenue from a contract with MatchLogic. We recognized $350,000 from this contract in the three-month period ended June 30, 2000 and will recognize the remaining $100,000 of services over the next 24 months.

We rely on a third-party database program to store our voter and departments of motor vehicle records, and our ability to deliver our products would be impaired if we were unable to use that database program or replace this program in a timely manner.

  Our voter records and departments of motor vehicle records are stored on a standard, commercially available database program that we license from Microsoft Corporation. If we were to lose access to this database for any reason, including our breach of the license agreement with Microsoft, we would be required to transition our database to an alternate commercially available database program, which could cause delays in our ability to offer our products and services associated with the voter records and departments of motor vehicle records. This delay could lead to dissatisfied clients, potential liability to clients, damage to our reputation and loss of any competitive advantage we enjoy.

Our reputation and results of operations may be harmed if information contained in our databases is incorrect, out of date or incomplete.

  We regard our databases as our most significant assets. Several of our software products and services are built on providing information about individuals to our clients. The data for our databases is collected from registered voter records throughout the United States and the United Kingdom, from departments of motor vehicle records throughout the United States and from FEC contributor lists. We enhance this data by contracting with third-party data collection services, which provide additional information about the individuals in our database. We rely on federal, state and local government agencies to provide this data, and on our relationships with third-party data collection services. If these relationships were to deteriorate, our ability to maintain and update our databases on a timely basis could be harmed. The information in our databases will become stale if we are unable to update it. Further, our license to use the United Kingdom voter record expires in 2003 and is also terminable by the licensor if there is any change in circumstances that the licensor reasonably believes makes the license no longer commercially viable for the licensor. In addition, we have no method of determining whether the information that we obtain from voter records, departments of motor vehicle records or our third-party data collection services may be inaccurate or incomplete. If this information were inaccurate or incomplete our clients' advertising campaigns could be rendered ineffective. As a result, our clients may no longer be willing to pay us for access to and use of the information, and we may be unable to attract or retain clients.

Our business could be harmed by temporary Internet access delays as a result of technical problems with our computer and communications systems.

  Our clients rely on the Internet to use features in many of our products and services. Although we host our own servers, we rely on PSINet Inc. as our primary ISP, and WorldCom Communications, Inc., for redundant ISP services. During the 12-month period ended June 30, 2000, our records reflect that clients have experienced technical problems communicating with our website on approximately 18 occasions for an average of 20 minutes per occurrence. We do not believe that any of these problems have materially affected our business. These technical difficulties have resulted from failures in our servers and computer systems and in the servers and computer systems of our ISP. We believe these interruptions will continue to occur from time to time.

Substantially all of our computer and communications systems are located in our offices in Washington, D.C., and substantially all of the systems of PSINet and WorldCom upon which we rely are located in Northern Virginia. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar adverse events. Given our reliance on our servers and computer systems and those of PSINet and WorldCom, delivery of our products and services to our clients could be delayed if:

  . our servers and computer systems were to experience significant and continuing technical problems; or

  . PSINet and WorldCom were unable to continue to provide us with uninterrupted access to the Internet for any of the reasons described above, and we were unable to secure a replacement ISP in a timely and cost-effective manner.

  We have a limited disaster recovery plan, and in the event of damage or interruption our insurance policies may not adequately compensate us for any loss that we may incur. Any system failure could harm our relationships with our clients and result in reduced revenue.

Over the next 12 months, we may expand our operations into international markets, which could subject us to foreign regulations and litigation regarding collection and use of personal information.

  We have licensed the voter records of the United Kingdom, and although we have made only one sale in the amount of approximately $10,000 through June 30, 2000, we may collect voter data and expand our sales efforts in the United Kingdom and other countries, if appropriate opportunities arise. Use of our products and services in foreign jurisdictions may be heavily regulated. For example, in order to collect campaign contributions online in the United Kingdom, a website operator may have to comply with the legislative requirements contained in the Political Parties, Elections and Referendums Bill, which has not yet been finally approved by the British Parliament. We believe that this legislation could place restrictions on access to and use of information about registered voters in the United Kingdom. However, we cannot foresee the scope or nature of these restrictions or their ultimate impact on our operations, if any, because the legislation has not yet become law or been made publicly available.

  Further, the terms of our contract for our license of the United Kingdom voter records provide that the licensor can terminate our license if the licensor reasonably determines that the contract is no longer commercially viable, as a result of a change in circumstances. If our collection and use of voter records were ultimately too heavily restricted to make our products commercially viable, or if our license to use the United Kingdom voter records were terminated, we would lose our investment in acquiring the license to this data. Similarly, other countries into which we intend to expand may enact their own privacy regulations that may limit the collection and use of voter information, which, if applied to the sale of our products or services, could negatively impact our results of operations. Given the early stage of our discussions, we have not yet engaged legal counsel to research the existence or extent of any foreign restrictions that may be applicable to our operations.

  Expanding our operations into international markets will increase our exposure to risks of foreign litigation. If we do not comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. The governments of foreign countries might also attempt to levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult to conduct our business.

We have limited experience in marketing, selling and supporting our products internationally.

  Our experience in marketing, selling and supporting our products and services abroad is limited to the United Kingdom, where we began providing these products and services only in the first quarter of 2000. As a consequence, we may face difficulties in accomplishing our expansion plans, including funding, adequate staffing and management resources for our international operations. We have no experience in developing customized versions of our software for international markets and in marketing our software internationally. Customizing our software for international markets may take longer than we anticipate due to difficulties in translation and possible delays in recruiting and training international staff. In addition, to successfully expand our operations into international markets, we will need to, among other things:

  . establish and expand international voter data acquisition channels, sales channels and management and support organizations; and

  . develop relationships with international service providers and additional distributors and systems integrators.

  Our investment in acquiring records of voters and residents of, and establishing operations in, other countries may not become profitable. Even if we do establish and expand our international operations successfully, we may not be able to maintain or increase international market sales of our products and services.

We rely on limited common law rights to protect our intellectual property.

  Our success and ability to compete depend, in part, upon the protection of our proprietary rights. We rely on a combination of common law rights and contractual restrictions, including confidentiality agreements and licenses, to establish and protect these rights. We currently have one registered trademark application pending for use of the name Aristotle, which we believe is important to our business because it is our principal brand and we have spent several years developing it. We have no registered trademarks. We have not applied for any international trademark protection and have not conducted any research to determine the extent, if any, of the trademark protection available in foreign countries into which we may expand our operations. Further, we have no copyrights or patents and no copyright or patent applications pending. Despite any precautions that we may take to protect our proprietary rights:

  . laws and contractual restrictions may not be sufficient to prevent inappropriate use of our technology or deter others from developing similar technologies;

  . current federal laws that prohibit software copying provide only limited protection from software infringement, and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

  . other companies may claim common law trademark rights based upon state or foreign laws that precede our claim to our marks; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of the unauthorized use.

  Also, the laws of other countries in which we market our products may offer little or no effective protection of our technology. Reverse engineering, unauthorized copying or misappropriation of our technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may not be able to use the Aristotle brand name as a result of an alleged trademark infringement.

  We have received letters dated February 29, 2000 through June 22, 2000 from Beacon Street, Inc., a provider of Internet access, website design and hosting, requesting that we cease using its registered trademark Aristotle in connection with our website design, Web hosting services and our domain name, and that we make disclaimers of affiliation with Beacon Street on our website and promotional material. As of August 28, 2000, we have negotiated an agreement in principal with Beacon Street to resolve this dispute. Under the terms of the proposed agreement, we will be able to continue to use our Aristotle mark on or in connection with our website design and hosting services, our Internet advertising services and our domain name provided that we employ disclaimers and use our full name to prevent any confusion between our services and those of Beacon Street. Although the final agreement has not been executed, we are optimistic that it will be executed in the next several weeks. Nevertheless, there is a risk that the final agreement is not executed, or that relations between us and Beacon Street deteriorate, which may ultimately result in litigation and loss of our ability to use the Aristotle name. If we are unable to use the name Aristotle for these products and services, or as part of our domain name we would be required to develop a new brand name, which could negatively impact our sales and marketing activities.

We may become subject to expensive and time-consuming litigation over proprietary rights.

  There is substantial litigation regarding intellectual property rights in our industry. We expect that software in our industry will be subject to more third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Our products and services or other technology we use could infringe on patents currently held by, or which may be issued to, third parties. Any of these third parties might make a claim of infringement against us. Many of our customer agreements require that we indemnify our clients for any claim or finding of intellectual property infringement. Any litigation, brought by us or others, could result in the expenditure of significant financial resources and the diversion of our management's time and efforts. In addition, any litigation in which we could be accused of infringement might delay our delivery of our products and services, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. Our business would be harmed if a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis.

We may be subject to privacy claims if our security system is breached.

  Our databases contain sensitive information about individuals, for example, their age or estimated income level, that we make available to our clients, including information we make available through our websites. A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical and electronic break-ins and similar disruptions, which could lead to theft or misuse of the information contained in our databases. Individuals about whom our databases contain information or entities from which we collect information could assert claims of invasion of privacy, inappropriate disclosure or use or loss of information against us or our clients. We may be liable to these individuals or entities or to our clients for any release of confidential information, whether as a result of a breach of our security or by accident. Third parties may attempt to breach our security or that of our clients. In particular, a substantial amount of the information contained on our database can only be released to authorized individuals. We may be subject to federal, state and local fines, or to civil and criminal liability and potentially have operations enjoined if we were to inadvertently release this information for unauthorized use as a result of:

  .  errors in our software;

  .  unforeseen Internet transmission errors;

  .  human errors; or

  . fraud or deception by the person seeking the information that he or she is an authorized user of the information.

Any civil or criminal fine or liability may adversely affect our results of operation and our reputation and may cause us to lose clients.

  Further, although we have not incurred substantial expenditures for encryption technology, we may be required to expend significant additional capital and other resources to license this technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach we may experience.

Difficulties in implementing our PAC Manager software may prevent us from meeting our revenue projections.

  Although we derived only $81,000 from sales of our PAC Manager software and related services in the year ended December 31, 1999 and $211,000 for the six-month period ended June 30, 2000, we expect to derive a substantial portion of our revenue in the year ending December 31, 2000 from the sales and implementation of our PAC Manager software as a result of increased marketing efforts of this product. This implementation process involves sophisticated software, computing and communications systems. If we are required to devote significant customer support, engineering and other resources to a particular project, we may experience difficulties with implementation of our PAC Manager software for other clients. In this case, our relationships with our clients may be harmed, which could adversely affect our sales efforts. Further, if our new or existing clients have difficulty deploying our PAC Manager software or require significant amounts of our professional services support or customized features, our ability to complete the implementation and fully recognize revenue could be delayed and our costs could increase.

We may face liability claims that could result in unexpected costs and damage to our reputation.

  Provisions in our software license agreements are designed to limit potential product and service liability claims against us by our clients, including provisions that disclaim liability for lost profits and consequential damages. Despite these precautions, we may be subject to liability as a result of errors in our products and services, including liability for damages to our clients' internal computer systems. Any product or service liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management. We may also be subject to claims for indemnity to the extent that our clients are sued for errors in our products or services.

Our software products and services have long sales cycles that make it difficult to plan our expenses and forecast our revenue.

  The sales cycle of our political management software averages one to six months to complete, but can take significantly longer in the case of customers with challenging installations, for example as a result of antiquated computer systems or extensive hardware needs. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenses accordingly. The period between our initial contact with potential clients and their purchases of our products and services is relatively long due to the following factors:

  . implementation periods for our campaign products and services, in particular, our PAC Manager software;

  . clients' budgetary cycles might affect the timing of their purchasing decisions;

  . clients may require competitive evaluations and internal approval before purchasing our software;

  .  delays in our development and release of new software; and

  . announcements or planned introductions of new software by us or our competitors.

  The delay or failure to complete a sale in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenue and harm our ability to meet forecasts for a given quarter.

We may lose sales and revenue if our products and services do not remain compatible with widely-used software programs.

  Our software is designed to assist our clients in collecting and analyzing data about their constituents and supporters, assist them in customizing their advertising efforts and receiving donations through the Internet. Accordingly, our software is designed to interact with software used by our clients on their existing systems, including Microsoft Windows, Windows NT and DOS. Further, in order to access our databases through the

Internet, our clients must use a standard browser, for example Microsoft Internet Explorer or Netscape Navigator. We may lose clients if we do not update our products to remain compatible with newer versions of these programs or other programs that become more popular in the future. This may result, for example, from our failure to obtain developer versions of these software programs as they are upgraded. Our results of operations will be adversely affected if we lose clients as a result of our failure to keep our products compatible with the most recent versions of widely-used software programs.

We rely on third parties to provide us with information necessary to enhance our databases.

  As we continue to enhance the information in our databases, we expect to rely on contracts with third-party data collection services. While we currently obtain substantially all of our enhanced information from four sources, we rely most heavily upon Central Address Systems, Inc., or CAS. If we are unable to continue to obtain enhanced data from CAS or unable to obtain similar information from an alternative source, a portion of our databases would become stale, which may render our products and services obsolete.

Our sales and reputation may be harmed by delays in the development or enhancements of, or by errors in, our products and services.

  We must develop and introduce new products and services and enhance our existing products and services on a timely basis to remain competitive in our industry. Our clients rely on our software to comply with federal, state and local campaign contribution reporting laws, and to help manage their databases. If we experience delays in the introduction or enhancements of our products and services or if our software contains undetected errors, we could experience:

  . loss of or delay in revenue and an immediate and significant loss of market share;

  .  loss of existing and future clients;

  .  failure to achieve market acceptance;

  .  diversion of development resources;

  .  damage to our reputation;

  .  increased service and warranty costs;

  .  legal actions by our clients against us; and

  .  increased insurance costs.

  Our efforts to remain competitive in product development and enhancements and to avoid product and service delays may not be successful, and we may lose clients as a result. Delays in bringing to market new products or services or in enhancing our existing products and services, or the existence of defects in new products or our existing products, could be exploited by our competitors. Our operating results could be harmed if we were to lose market share as a result of lapses in our product and service management.

We may engage in future acquisitions that could require additional funding, which would dilute our existing stockholders, cause us to incur significant expenses or harm our business.

  We may review acquisition or investment prospects that would complement our current business or enhance our technological capabilities. To date, we have not acquired any significant business, technology or product from a third-party. Our management team does not have experience in acquiring and integrating a new business, technology or product, which may substantially harm our ability to successfully complete an acquisition. Further, integrating any newly acquired business, technology or product may be expensive and time-consuming. To finance these acquisitions, developments and enhancements, we may need to raise additional funds through the public or private sale of our debt or equity securities or by borrowing funds from an institution. We may not be able to borrow money on commercially reasonable terms, or at all, and any sale of our equity securities will result in dilution to our stockholders. Further, the rights, preferences and privileges of any securities we may sell may be senior to those of our current stockholders. In addition, our business will be harmed if we are unable to integrate effectively and efficiently any acquired business, technology or product into our business or to operate any acquired business profitability. Future acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could adversely affect our operating results.

We are recording stock compensation expense relating to recent stock option grants. The amortization of this compensation expense will result in a charge to our earnings over the next five years.

  Stock compensation represents an expense associated with the recognition of the difference between the fair market value of common stock at the time of an option grant and the option exercise price. Stock compensation is amortized over the vesting period of the options, generally five years. In addition, we expect to record an additional deferred compensation charge relating to option grants made after December 31, 1999, but prior to the completion of the offering. We estimate the charge relating to these additional grants for the years ending December 31, 2000, 2001, 2002, 2003, 2004 and 2005 will be approximately $180,000, $140,000, $130,000, $130,000, $110,000 and $30,000
based upon an assumed offering price of $12.00 per share.

Loss of our Chief Executive Officer, President or any other member of our senior management team could harm our business.

  We depend substantially on the skills, experience and efforts of our senior management for our success. In particular, we rely on the continued services of John A. Phillips, our Chief Executive Officer, and Dean A. Phillips, our President. The loss of service from any of these individuals could seriously harm our business.

A failure to hire additional personnel could limit our ability to grow our business.

  Our success depends on our ability to hire and retain qualified personnel, particularly in sales, data acquisition, customer service, marketing, product development and support. We anticipate that we may hire up to an additional 50 employees over the next 12 months. Competition for qualified personnel in the technology industry is intense. If we are unable to successfully hire or retain qualified personnel, we may not be able to effectively grow our business.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company.

  Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  . authorizing the issuance of preferred stock with rights senior to the common stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as blank check preferred stock;

  .  prohibiting stockholder action by written consent;

  . the calling of special meetings of our stockholders may only be done by the chairman of our board, our Chief Executive Officer or our board of directors; and

  . staggering terms for our board of directors so that not all of our directors can be elected at any single annual meeting.

  These provisions are intended to protect us from a hostile takeover by allowing our board more control over matters related to a change of control, for example, when to call a stockholder meeting to vote on a merger or acquisition.

Our executive officers and directors will exercise control over stockholder voting matters.

  After this offering, our executive officers and directors, affiliates and other substantial stockholders will together control approximately 75% of our outstanding common stock. As a result, these stockholders may collectively be able to control all matters requiring approval of a majority of our stockholders, including the election of directors and significant corporate transactions. This concentration of ownership:

  .  could delay, prevent or deter a change in control;

  . could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets; and

  .  might affect the prevailing market price of our common stock.

                        Risks Relating to our Industries

We face competition across three industries.

  We face competition from a number of companies across three major industries: companies providing campaign and advocacy products and services, companies providing advertising services and companies providing Internet authentication services. Many of our competitors:

  . offer lower prices, especially in the campaign and advocacy industry where state or local jurisdictions and political parties often have easier or lower cost access to registered voter data;

  .  have closer or longer-standing relationships with potential clients;

  . have longer operating histories in the advertising industry and Internet authentication industry;

  . offer more diversified lines of products and services, especially in the Internet authentication industry; and

  . have greater financial, marketing and other resources, especially in the advertising and Internet authentication industries.

  We may also face increased competition if a competitor or another entity creates a similar or more expansive database than our database.

  Many of our competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offerings to clients to induce them to use their products and services.

  In the campaign and advocacy industries, we believe that the principal competitive factors include:

  .  quality and size of database;

  .  functionality of software and contribution processing services;

  .  availability of technical support; and

  .  effectiveness of sales force.

  In the Internet advertising and Internet authentication industries, we believe that the principal competitive factors include:

  .  size and reliability of database;

  . the timing and market acceptance of new products and services and enhancements to existing products and services developed either by us or our competitors;

  .  the ability to adapt to the rapidly changing trends of the Internet;

  .  customer service and support efforts;

  .  sales and marketing efforts;

  . ability to adapt and scale our technology as customer needs change and grow; and

  . ease of use, performance, price and reliability of products and services developed either by us or our competitors.

  Our recent entrance into the Internet advertising and Internet authentication industries makes it difficult to ascertain our competitive position within these industries.

  As we expand the scope of our Internet services, we may also face greater competition from a number of websites and other media companies across a wide range of different Internet services. We may also face competition from providers of inventory and data management products and services that may enter into the targeted advertising business. In addition, we may face competition from a number of large Web publishers and portals, which have large databases of information about their users, from providers of traditional advertising mediums, for example, television, radio and print and from companies with more established Internet authentication products and services. Some of the major competitors in the Internet advertising industry include 24/7 Media, Inc., DoubleClick, Inc., Flycast Communications Corporation, L90, Inc., AmericaOnline, Inc., Excite@Home and Yahoo! Inc. Our major competitors in the Internet authentication industry are Equifax, Inc. and ChoicePoint, Inc. In the campaign and advocacy industry, we do not believe there is a dominant market competitor; however, we face competition from several companies offering one or more services in this area.

Our ability to maintain and use information in our databases for targeted banner advertisements and our Internet authentication services may be challenged in the future.

  We collect and compile information in our databases that we use in connection with our campaign products and services, and for our targeted advertising products and our age and identity authentication services. Although we collect a significant portion of this information from public records, we also rely on commercial data collection efforts to enhance our records. Individuals have alleged, and may allege in the future, that collection of this information is illegal or infringes on their personal rights for example, their civil rights or their constitutional rights to privacy. Although we believe that we can use and compile the information in these databases, our ability to do so may not remain lawful. Moreover, there may be no trade secret, copyright or other intellectual property protection that is or becomes available for databases that protects our rights. There is also a substantial risk that public perception of the use of information acquired through the Internet to engage in targeted advertising and other commercial purposes may deteriorate.

We will only be able to execute our business plan if Internet usage continues to grow.

  The continued growth of the Internet may be limited by various factors outside of our control. These factors include:

  . the inability of Internet infrastructure to support the demands placed on it;

  . a decline in the performance and reliability of the Internet as usage grows;

  . security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems;

  . privacy concerns, including those related to the ability of websites to gather information; and

  . the imposition of taxes on transactions conducted on the Internet that may discourage purchases through the Internet.

  Our business would be harmed if efficient transmission of data over the Internet is interrupted or does not continue to grow at the pace at which it has grown recently.

We may become subject to litigation over privacy concerns.

  There are several lawsuits pending against our competitors alleging, among other things, that our competitors have unlawfully obtained and sold Internet users' personal information. These lawsuits and other government regulations applicable to our business are described under the section entitled Government Regulation and Privacy concerns in the Business section of this prospectus. Legislation pending in Congress and state legislatures may furnish grounds for additional litigation and enforcement actions involving privacy claims.

  If we become involved in litigation over privacy concerns, or if we become subject to a governmental investigation arising out of our method of collecting or using information, our management and financial resources would be diverted from our daily operations. Additionally, if a court were to find that we failed to exercise reasonable care in collecting, using or disseminating information, we could be held liable for any damages resulting from our failure to exercise reasonable care, including in connection with our client's unlawful use of the information. Any order or judgment that might be rendered against us could significantly harm our ability to pursue our business strategies and may deplete our resources. There is also a substantial risk that public perception regarding the use of information acquired through the Internet to engage in commercial purposes, including targeted advertising, may deteriorate, which may result in popular pressure not to use this information for commercial purposes.

  We may also face liability for defamation, negligence and copyright, patent or trademark infringement as a result of targeted banner advertisements we design or display for our clients.

Our clients could make unlawful use of the voter or motor vehicle information we provide and we may become liable for this unlawful use.

  We attempt to prevent unlawful use of the voter and motor vehicle information contained in our database by providing notice of the legal restrictions on use of the information and requiring our clients to represent and warrant that they will comply with the legal restrictions on use of the information. Additionally, the contractual restrictions we impose on our clients' use of the information are more stringent than the legal restrictions, by preventing them from reselling the information to a third party. In states that have enacted laws restricting access to this information we do not make the information available until we take steps to ensure that the client is qualified to use it. We also employ on-screen reminders to help ensure our clients' continued lawful use of information, and in states that have enacted laws restricting use of information, we do not make the information available until we ensure that the client is qualified to use it.

  We do not conduct any follow-up investigation into whether our clients make unlawful use of voter or motor vehicle information obtained from our database. We have voluntarily agreed, however, to allow one state reasonable access to audit client usage in order to attempt to discover and deter misuse. If our clients do make improper use of information, we may become subject to civil liability for their violations of the law if we were negligent or reckless in providing the information to the client. If we were to willfully or recklessly make unlawful disclosure of voter or motor vehicle information, we would be subject to criminal liability for that disclosure.

                         Risks Related to Our Offering

We have broad discretion to use the proceeds from this offering and our use of these proceeds may not yield a favorable return on your investment.

  The net proceeds of this offering are not allocated for specific uses other than:

  . acquisition of U.S. voter records;

  . increasing our sales and marketing efforts;

  . acquisition of e-mail addresses and Internet ad space;

  . continuing our product development efforts; and

  . working capital and general corporate purposes.

  Thus, our management has broad discretion over how these proceeds will be used and could spend the proceeds in a manner with which you may not agree. The proceeds may not be invested in a manner that yields a favorable, or any, return on your investment.

Our stock price may be volatile and you may not be able to sell your shares at or above the price you paid for our common stock.

  Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. The novel nature of the plan of distribution of this offering may create additional price and volume volatility that might not otherwise occur in a conventional underwriting, including the lack of an active trading market developing. The lack of a trading market could result in the loss of market makers or the loss of media coverage. You may not be able to sell your shares at or above the price you paid for our common stock. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to, among other things, one or more of the following factors:

  .  actual or anticipated fluctuations in our operating results;

  .  changes in or our failure to meet expectations;

  .  announcements of technological innovations;

  .  introduction of new products and services by us or our competitors;

  .  developments with respect to intellectual property rights;

  .  conditions and trends in the Internet and technology industries; and

  .  general market conditions.

A sustained decline in the price of our common stock could negatively impact our ability to make acquisitions, to raise money in the public markets or to attract and retain employees.

  There is a possibility that our stock price will decline not only in the short term but also for an extended period of time. A sustained decline in the price of our common stock would lessen our ability to use our stock in connection with any acquisition or to raise cash from the public market in the future by requiring that we sell a larger percentage of our company. A sustained decline would also make it more difficult for us to attract and retain quality employees because the value of options for our stock would decrease.

Our common stock price may drop below $5 per share, which could adversely affect the price of, and market for, our common stock.

  Our common stock price may drop below $5 per share, which would subject our common stock to additional federal and state regulatory requirements. If the market price drops below $5 per share, our common stock cannot be used as collateral for margin loans. Additionally, the common stock price could fall below $1 per share, which would cause our common stock to be delisted from the Nasdaq National Market. A delisting would adversely affect our stockholders by limiting the availability of current market price information for the common stock and limiting our news coverage. A delisting by Nasdaq may also result in a decrease in investment interest in our common stock and may adversely affect the trading market, prices of the common stock and our ability to issue additional securities to secure additional financing and thereby increase the volatility of our common stock.

  If the price of our common stock drops below $5 per share, our common stock may be declared penny stock under federal securities laws, thereby subjecting it to greater regulatory restrictions. Dealers would be required to disclose, before selling our common stock to a potential investor, that purchasing our common stock is very risky, provide written warning of the risk and obtain a manually signed and dated written acknowledgment of the risk.

Future sales of our common stock may depress our stock price.

  Sales of a substantial number of shares of our common stock in the public market after this offering or after the expiration of contractually or legally required holding periods could cause the market price of our common stock to decline. After this offering, we will have approximately 8,000,000 shares of common stock outstanding. All of the shares sold in this offering will be freely tradable. The remaining 6,000,000 shares of common stock outstanding after this offering are subject to contractual lock-up agreements that prohibit the sale of shares for 180 days after the date of this prospectus. Immediately after the expiration of the 180-day period, these shares will become available for sale subject to volume restrictions under Rule 144. However, it is possible that the underwriters could waive the 180-day lock-up period, if, for example, the underwriters determined that the market price of our common stock had reached a sufficiently stable point that it could bear the sale of the shares subject to the lock-ups. In this case up to 6,000,000 shares of common stock could be sold as described above. Additionally, the underwriters could agree to register these or additional shares of common stock, which would result in these shares being subject to sale in the public market at earlier times than would otherwise be permissible under the one-year holding period. The sales of these shares could result in downward price pressure on our share price because of the supply of shares sought to be sold in the market exceeding the demand for our shares.

Purchasers of our common stock will suffer immediate and substantial dilution.

  As of June 30, 2000, we had an adjusted negative book value of ($0.15) per share. This amount gives effect to the conversion of our notes payable--related party and convertible preferred stock into common stock. Purchasers of our common stock in this offering will suffer immediate dilution of $9.55 per share in the pro forma net tangible book value per share of common stock, based on an initial public offering price of $12.00 per share. Purchasers will also experience additional dilution upon the exercise of outstanding stock options. The initial public offering price is expected to be substantially higher than the book value per share of our common stock. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in book or historical accounting value for our rise in market value, if any. Examples of these elements include:

  .  the perceived value associated with our strategic relationships;

  .  the perceived growth prospects of our markets; and

  .  our perceived competitive position within the market.

We do not intend to pay dividends.

  We have never declared or paid any cash dividend on our capital stock, and we do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares. You may not receive a return on your investment when and if you sell your shares and you may lose all or a substantial portion of your investment upon sale of your shares.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

  Some of the matters discussed under the captions Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

  .  implementing our business strategy;

  .  attracting and retaining clients;

  . obtaining and expanding market acceptance of the products and services we offer;

  .  forecasts of Internet usage and the size and growth of relevant markets;
     and

  .  competition in our market.

  In some cases, you can identify forward-looking statements by terminology such as may, will, should, could, predicts, potential, continue, expects, anticipates, future, intends, plans, believes, estimates and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption Risk Factors and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus, and except as required under applicable securities law, we assume no obligation to update them or to explain the reasons why actual results may differ.

                                USE OF PROCEEDS

  The net proceeds we will receive from the sale of the shares of common stock offered by us are estimated to be between $16.5 million and $24.5 million or $19.5 million and $28.7 million if the underwriters' over-allotment option is exercised in full. This assumes the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us based on the initial public offering price of between $10 and $14 per share.

  We intend to use the net proceeds for:

  .  $2.0 million to acquire U.S. voter records;

  .  $2.0 million on product development efforts;

  . $3.5 million to acquire e-mail addresses and Internet ad space;

  .  $6.0 million on sales and marketing efforts; and

  .  $7.0 million for working capital and general corporate purposes.

  The actual amounts and timing of these expenditures may vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product or service offerings. In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current businesses, through mergers, acquisitions or joint ventures. However, we have no specific agreements or commitments and are not currently engaged in any negotiations with respect to such transactions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities until they are used.

                                DIVIDEND POLICY

  We have never declared or paid dividends on shares of our capital stock and do not anticipate paying any dividend in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 2000:

  .  on an actual basis;

  .  on an as adjusted basis giving effect to:

    . conversion of all shares of our Series A Preferred Stock outstanding as of June 30, 2000 into 1,741,562 shares of common stock, which will occur upon the closing of this offering;

    . the issuance of 153,326 shares of common stock from the conversion of our Notes payable--related parties into 112,050 shares of our Series A Preferred Stock, which will convert into common stock upon the closing of this offering; and

    . sale of 2,000,000 shares of our common stock in this offering, assuming an offering price of $12.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses of $3.5 million, collectively.

  The presentation below does not include 787,659 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus.

                                                          As of June 30, 2000
                                                          --------------------
                                                          Actual   As Adjusted
                                                          -------  -----------
                                                            (In thousands,
                                                           except share and
                                                            per share data)
Convertible preferred stock:
 Series A Preferred Stock, $0.001 par value, 1,400,000
  shares authorized, 1,272,727 shares issued and
  outstanding, actual; no shares authorized, issued and
  outstanding, as adjusted............................... $ 3,500    $   --
                                                          -------    -------
Stockholders' equity:
 Common stock, $0.001 par value, 10,000,000 shares
  authorized;
  4,105,112 shares issued and outstanding, actual;
  8,000,000 shares issued and outstanding, as adjusted...       4          8
Additional paid-in capital...............................     523     24,827
Accumulated deficit......................................  (5,216)    (5,216)
                                                          -------    -------
Total stockholders' equity (deficit).....................  (4,689)    19,619
                                                          -------    -------
Total capitalization..................................... $(1,189)   $19,619
                                                          =======    =======

                                    DILUTION

  Our adjusted negative net tangible book value as of June 30, 2000 was approximately $(881,000), or $(0.15) per share of common stock. We have determined adjusted net tangible book value per share by dividing adjusted stockholder's equity (deficit) by 6,000,000 shares of common stock outstanding as of June 30, 2000. The preceding information gives effect to the conversion of all shares of convertible preferred stock outstanding as of the date of this prospectus into 1,741,562 shares of common stock, and the issuance of 153,326 shares of common stock from the conversion of Notes payable-related parties into 112,050 shares of Series A Preferred Stock, which will convert into common stock upon the closing of this offering.

  If we sell 2,000,000 shares of our common stock in this offering at an initial public offering price of $12.00 per share and assume our receipt of the estimated net proceeds therefrom, our adjusted net tangible book value as of June 30, 2000 would have been approximately $19.6 million, or $2.45 per share. These numbers represent an immediate increase in such net tangible book value of $2.60 per share to existing stockholders and an immediate dilution of $9.55 per share to new investors. The following table illustrates this per share dilution.

   Initial public offering price per share.....................         $12.00
   Adjusted negative net tangible book value as of June 30,
    2000....................................................... $(0.15)
   Increase per share of common stock attributable to the
    offering(1)................................................   2.60
                                                                ------
   Adjusted net tangible book value after the offering(1)......           2.45
                                                                        ------
   Net tangible book value dilution to new investors(1)........         $ 9.55
                                                                        ======

--------
(1) Does not include options to purchase our common stock outstanding as of June 30, 2000. As of June 30, 2000, there were options outstanding to purchase a total of 787,659 shares of common stock with a weighted average per share exercise price of $1.76 per share. To the extent that any of the options are exercised, there would be further dilution to new investors.

  The following table summarizes on a pro forma basis as of June 30, 2000, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, at an assumed initial offering price of $12.00 per share and without giving effect to the underwriting discount and commission and estimated offering expenses.

                                 Shares Purchased  Total Consideration  Average
                                 ----------------- -------------------  Price
                                  Number   Percent   Amount    Percent Per Share
                                 --------- ------- ----------- ------- ---------
   Existing stockholders........ 6,000,000    75%  $ 3,965,122    14%   $ 0.66
   New investors................ 2,000,000    25    24,000,000    86     12.00
                                 ---------   ---   -----------   ---
     Total...................... 8,000,000   100%  $27,965,122   100%   $ 3.50
                                 =========   ===   ===========   ===

                            SELECTED FINANCIAL DATA

  The selected data presented below under the captions Selected Statement of Operations Data and Selected Balance Sheet Data for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our financial statements. Our financial statements as of December 31, 1997 and 1998 and for each of the years then ended have been audited by Keller Bruner & Company, LLP, independent certified public accountants. Our financial statements as of December 31, 1999 and for the year then ended have been audited by KMPG LLP, independent certified public accountants. KPMG LLP's report contains an explanatory paragraph stating that we have suffered recurring losses, have an accumulated deficit and negative working capital and are dependent upon additional financing, and that these factors raise substantial doubt about our ability to continue as a going concern. The selected financial data do not include any adjustments that might result from the outcome of that uncertainty. The financial statements as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, and the reports thereon, are included elsewhere in this prospectus. The selected data presented below for the six-month periods ended, and as of, June 30, 1999 and 2000, are derived from our unaudited financial statements, included elsewhere in this prospectus.

                                                                                        Six Months Ended June
                                          Year Ended December 31,                                30,
                          ------------------------------------------------------------  -----------------------
                             1995         1996        1997        1998        1999         1999        2000
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
                               (Unaudited)                                                   (Unaudited)
                          -----------------------                                       -----------------------
Statement of Operations
 Data:
Revenue:
 Products...............  $ 1,397,821  $2,175,317  $1,187,812  $1,715,426  $ 2,815,431  $1,397,471  $ 1,993,231
 Services...............      277,545     358,054     530,476     812,914    1,097,132     479,543      814,362
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
 Total revenue..........    1,675,366   2,533,371   1,718,288   2,528,340    3,912,563   1,877,014    2,807,593
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Cost of revenue:
 Products...............      518,019     590,876     290,966     555,410      987,220     479,784      510,422
 Services...............      126,536     162,848     100,420     123,564      262,844     117,580      240,484
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
 Total cost of revenue..      644,555     753,724     391,386     678,974    1,250,064     597,364      750,906
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Gross profit............    1,030,811   1,779,647   1,326,902   1,849,366    2,662,499   1,279,650    2,056,687
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Operating expenses:
 General and
  administrative........    1,976,250   1,469,097     856,905   1,253,200    2,654,033     984,556    2,202,692
 Sales and marketing....      527,013     757,633     817,697   1,195,237    1,633,054     634,096    2,081,189
 Product development....      210,839     243,412     116,313      93,143      398,097     183,419      584,755
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
 Total operating
  expenses..............    2,714,102   2,470,142   1,790,915   2,541,580    4,685,184   1,802,071    4,868,636
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Loss from operations....   (1,683,291)   (690,495)   (464,013)   (692,214)  (2,022,685)   (522,421)  (2,811,949)
Other income (expense),
 net....................    2,039,569      71,076      65,496     634,544       75,178      59,939          --
Interest income.........       12,403      21,426          19         --        40,199         --        25,967
Interest expense........       (9,957)    (13,137)    (24,506)    (23,698)      (7,263)     (6,652)      (1,129)
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Loss before income
 taxes..................      358,724    (611,130)   (423,004)    (81,368)  (1,914,571)   (469,134)  (2,787,111)
Provision for (benefit
 from) income taxes.....       39,310    (209,767)   (173,909)        --           --          --           --
                          -----------  ----------  ----------  ----------  -----------  ----------  -----------
Net income (loss).......  $   319,414  $ (401,363) $ (249,095) $  (81,368) $(1,914,571) $ (469,134) $(2,787,111)
                          ===========  ==========  ==========  ==========  ===========  ==========  ===========
Basic and diluted net
 income (loss) per
 common share...........  $      0.08  $    (0.10) $    (0.06) $    (0.02) $     (0.47) $    (0.11) $     (0.68)
                          ===========  ==========  ==========  ==========  ===========  ==========  ===========
Shares used to compute
 basic and diluted net
 loss per common share..    4,105,112   4,105,112   4,105,112   4,105,112    4,105,112   4,105,112    4,105,112
                          ===========  ==========  ==========  ==========  ===========  ==========  ===========
Pro forma unaudited
 basic and diluted net
 loss per common share..                                                   $     (0.41)             $     (0.46)
                                                                           ===========              ===========
Shares used to compute
 pro forma unaudited
 basic and diluted net
 loss per common share..                                                     4,657,778                6,000,000
                                                                           ===========              ===========

                                          As of December 31,
                         --------------------------------------------------------  As of June 30,
                            1995      1996       1997        1998        1999           2000
                         ---------- ---------  ---------  ----------  -----------  --------------
                             (Unaudited)                                            (Unaudited)
                         --------------------                                      --------------
Balance Sheet Data:
Cash and cash
 equivalents............ $      --  $     --   $  24,444  $   44,399  $ 2,404,956   $   450,241
Working capital
 (deficit)..............    188,535  (246,272)  (438,385)   (530,018)   1,296,416    (1,853,256)
Total assets............  1,564,824   554,210    532,358     561,665    3,801,617     2,908,412
Deferred revenue........     79,301   118,596    194,591     342,648      771,505     1,255,067
Total liabilities.......  1,256,124   662,799    890,042   1,000,717    2,317,650     4,097,876
Convertible preferred
 stock..................        --        --         --          --     3,500,000     3,500,000
Stockholders' equity
 (deficit)..............    308,700  (108,589)  (357,684)   (439,052)  (2,016,033)   (4,689,464)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties.

Overview

  We are a technology company that provides information, products and services to political campaigns, advocacy organizations and for-profit commercial enterprises. Over the past ten years, we have compiled a large database, containing information concerning approximately 150 million registered voters in the United States. While other companies may offer larger databases, we believe that because the age, identity, address and party affiliation information contained in our database is derived from registered voter records, rather than from commercial sources, we enjoy a competitive advantage over companies offering databases containing information derived solely from commercial sources. Further, we believe, based on our research, that because we have the largest registered voter record database in the country, we enjoy a competitive advantage over other companies offering registered voter record databases. We use this database to provide campaign management, targeted Internet advertising, Internet authentication services and to facilitate Internet fundraising. Given the extensive content of our database and the breadth of our client base, we believe that we are an industry leader in providing campaign management products and services and that we have developed significant knowledge and expertise in this field.

  During the year ended December 31, 1999, we recognized 50% of our revenue from political management software and related services, 48% from sales of our U.S. voter records and 2% from our Internet fundraising service. During the six-month period ended June 30, 2000, we recognized 49% of our revenue from political management software and related services, 39% from sales of our U.S. voter records, 4% from our Internet fundraising service, 7% from our targeted Internet advertising and 1% from other revenue. We have received no revenue from sales of our Internet authentication services to date.

  Our political management software is designed to help campaigns and PACs manage their constituent and contributor lists and comply with reporting requirements imposed by the Federal Election Commission, or FEC, or state reporting agencies. For clients not requiring customized software, we deliver our software products on a CD, and recognize revenue upon delivery. For clients requiring customized software, we recognize revenue based on a percentage of completion. The customization of software involves enhancements made to our base software. We also provide software maintenance services, which entitle our clients to software updates and 24-hour telephone customer support services related to the software. Our customer support contracts typically have a one-year term and revenue is recognized ratably over the term of the contract.

  With our voter database we can provide voter lists, which allow our clients to obtain enhanced registered voter data, including mailing lists, telephone sheets, walk lists and polling samples. We provide this information through one of three means, by accessing information on our website, www.voterlistsonline.com, by modem download through a file transfer protocol, or by delivery of a CD. We recognize revenue at the time of delivery.

  During 1999, we developed and introduced two new services that use our voter database, Internet fundraising and targeted Internet advertising. Our Internet fundraising permits campaign and advocacy organizations to process contributions online. The products provide for acceptance, processing, authentication, analysis and disclosure of contributions made online. We process the contribution on behalf of the donee and remit the contribution, net of our fees, to the donee. For each contribution, we charge a fee equal to a percentage of the transaction, plus a set cost per transaction. We recognize revenue based on only the fees charged to the donee. Our targeted Internet advertising services permit our clients to target potential constituents, based on demographic, geographic and political data. Our clients typically sign contracts where the fee is calculated based upon the number of impressions delivered. We recognize revenue based on delivery of impressions. In June 2000, we launched our Internet authentication services and signed our first client contract for these services. Our Internet authentication services enable government agencies and commercial entities to verify our individual's age and identity using our voter records and department of motor vehicle records. We anticipate devoting substantial resources to increase sales for each of these services.

  We have incurred net losses for each of the past three years and for the six-month period ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $5.2 million. We incurred a net loss of $249,000 for the year ended December 31, 1997 primarily attributable to increased operating expenses without a correlating revenue increase. We incurred a net loss of $81,000 for the year ended December 31, 1998 primarily attributable to increases in our cost of product revenue due to the acquisition of more U.S. voter records. We incurred a net loss of $1.9 million for the year ended December 31, 1999. This loss was attributable primarily to an increase in general and administrative expense from $1.3 million during the year ended December 31, 1998 to $2.7 million during the year ended December 31, 1999 and an increase in sales and marketing expense from $1.2 million in the year ended December 31, 1998 to $1.6 million in the year ended December 31, 1999. We incurred a net loss of $2.8 million for the six-month period ended June 30, 2000. This loss was attributable primarily to an increase in general and administrative expense from $985,000 during the six-month period ended June 30, 1999 to $2.2 million during the six-month period ended June 30, 2000, an increase in sales and marketing expense from $634,000 during the six-month period ended June 30, 1999, to $2.1 million during the six-month period ended June 30, 2000, and an increase in research and development expense from $183,000 during the six-month period ended June 30, 1999 to $585,000 during the six-month period ending June 30, 2000. These increased expenses were for increased marketing efforts and increased infrastructure development to support our planned growth. We intend to continue to invest in our technology and infrastructure, including making significant additions to our databases.

  We also intend to increase our expenditures relating to sales and marketing and product development activities. As a result, we believe we will continue to incur operating losses and negative cash flows from operations and the rate at which these losses will be incurred may increase from the current level.

Results of Operations

  The following table sets forth statement of operations data as a percentage of total revenue for the periods indicated. The historical results are not necessarily indicative of results to be expected for any future period:

                             Year Ended December 31,       Six Months Ended June 30,
                         --------------------------------  --------------------------
                           1997       1998       1999         1999          2000
                         ---------  --------  -----------  ------------ -------------
Revenue:
  Products..............       69%       68%          72%          74%            71%
  Services..............       31%       32%          28%          26%            29%
                         ---------  --------  -----------  -----------  -------------
    Total revenue.......      100%      100%         100%         100%           100%
Cost of revenue:
  Products..............       17%       22%          25%          26%            18%
  Services..............        6%        5%           7%           6%             9%
                         ---------  --------  -----------  -----------  -------------
    Total cost of
     revenue............       23%       27%          32%          32%            27%
Gross margin:
  Products..............       52%       46%          47%          48%            53%
  Services..............       25%       27%          21%          20%            20%
                         ---------  --------  -----------  -----------  -------------
    Total gross margin..       77%       73%          68%          68%            73%
Operating expenses:
  General and
   administrative.......       50%       50%          68%          52%            78%
  Selling and
   marketing............       48%       47%          42%          34%            74%
  Research and
   development..........        7%        4%          10%          10%            21%
                         ---------  --------  -----------  -----------  -------------
    Total operating
     expenses...........      105%      101%         120%          96%           173%
                         =========  ========  ===========  ===========  =============
Net loss................ $(249,095) $(81,368) $(1,914,571) $  (469,134) $  (2,787,111)

Six-Month Period Ended June 30, 1999 and 2000

  Revenue. Total revenue increased 50% from $1.9 million for the six-month period ended June 30, 1999 to $2.8 million for the six-month period ended June 30, 2000.

  Products revenue increased 43% from $1.4 million for the six-month period ended June 30, 1999 to $2.0 million for the six-month period ended June 30, 2000. This increase was attributable primarily to increased sales of our political management software of $620,000 following the release of Campaign Manager 4 and PAC Manager 4 and an increase in the sale of voter records of $328,000, related to a sale in the amount of $350,000 involving matching our database against the user list for MatchLogic. These increases in revenue were partially offset by a resale of network servers and third-party software to the California state legislature in the amount of $325,000 in the six-month period ended June 30, 1999, which did not recur in the six-month period ended June 30, 2000. This hardware and software was purchased as part of a total system implementation. Although we do not generally resell hardware to our clients, from time to time we resell network servers and third-party software to clients as a part of a total system implementation in connection with the sale of our software.

  Services revenue increased 70% from $480,000 for the six-month period ended June 30, 1999 to $814,000 for the six-month period ended June 30, 2000. This increase was attributable primarily to revenue recognized from two new services, targeted Internet advertising, which resulted in $193,000 in revenue, and Internet fundraising, which resulted in $100,000 in revenue.

  Cost of revenue. Cost of revenue consists of cost of products revenue and cost of services revenue. Cost of products revenue consists primarily of compensation and external costs associated with acquisition, enhancements, updates and maintenance of voter records. Cost of services revenue consists primarily of personnel costs associated with our customer support department and fees paid to ad servers for targeted advertising. Total cost of revenue increased 26% from $597,000 for the six-month period ended June 30, 1999 to $751,000 for the six-month period ended June 30, 2000.

  Cost of products revenue increased 6% from $480,000 for the six-month period ended June 30, 1999 to $510,000 for the six-month period ended June 30, 2000. This increase was attributable to an increase in data acquisition expense of $81,000 associated with our decision to more frequently update our voter records and an increase in compensation expense of $26,000 associated with our hiring of four employees for data acquisition. These increases were partially offset by a decrease in the resale of network servers and third-party software primarily related to the costs of $102,000 for the sale to the state legislature described above. We expect total cost of products revenue to increase in absolute dollars related to our expected expenditures for acquisition and enhancement of voter records.

  Cost of services revenue increased 105% from $118,000 for the six-month period ended June 30, 1999 to $240,000 for the six-month period ended June 30, 2000. This increase was attributable primarily to an increase of $97,000 in compensation expense related to the addition of five customer service employees. These employees were hired to improve customer service, including shortening customer response times. Additional increases resulted from our purchase of $32,000 in targeted banner ad space to acquire the inventory necessary to fill our client's orders for our Internet advertising services. We began providing this service in fall 1999. We expect that costs associated with our customer support department and targeted Internet advertising service will continue to increase in absolute dollars as we expand our customer service capabilities and targeted Internet advertising services.

  Gross margin. Total gross margin percentage increased from 68% for the six-month period ended June 30, 1999 to 73% for the six-month period ended June 30, 2000.

  Products gross margin percentage increased from 66% for the six-month period ended June 30, 1999 to 74% for the six-month period ended June 30, 2000. This increase was attributable primarily to an increase in sales of our political management software and voter records associated with the sale to MatchLogic, which did not require any significant expenditures.

  Services gross margin percentage decreased from 75% for the six-month period ended June 30, 1999 to 70% for the six-month period ended June 30, 2000. This decrease was attributable primarily to an increase in our compensation expenses in our customer support department which did not result in an immediate corresponding increase in our services revenue. The decrease was partially offset by an increase in our higher margin service revenue related to our targeted Internet advertising and Internet fundraising.

  General and administrative expense. General and administrative expense consists primarily of management and support personnel expenses as well as facilities and professional fees.

  General and administrative expense increased 124% from $985,000 for the six-month period ended June 30, 1999 to $2.2 million for the six-month period ended June 30, 2000. This increase was attributable primarily to changes in our corporate infrastructure, including an increase in compensation expenses of $473,000 related in part to an increase of 11 employees, including six in finance and accounting to increase our accounting and finance infrastructure, and five new office personnel in connection with expanded facilities, facility expenses of $261,000, including rent, office expenses, postage, computer supplies, depreciation, and telephone and non-capitalizable assets and professional fees of $178,000. We expect general and administrative expense to continue to increase as we continue to build our corporate infrastructure.

  Selling and marketing expense. Selling and marketing expense consists primarily of compensation costs associated with our sales and marketing personnel and associated benefits. Additional expenses include sales commissions and bonuses and advertising and promotions expense.

  Selling and marketing expense increased 228% from $634,000 for the six-month period ended June 30, 1999 to $2.1 million for the six-month period ended June 30, 2000. The increase was attributable primarily to an increase of 15 employees in our sales and marketing department and related compensation expense of $801,000 in order to drastically reduce the geographic area required to be covered by each sales representative and to expand our marketing for new client bases and our new products and services, and increases in commissions associated with higher sales. Additional expenses include advertising expenditures of $398,000, including television and print advertising. We expect sales and marketing expense to continue to increase in absolute dollars.

  Research and development expense. Research and development expense consists primarily of employee compensation costs and related benefits associated with the development of our new products.

  Research and development expense increased 219% from $183,000 for the six-month period ended June 30, 1999 to $585,000 for the six-month period ended June 30, 2000. This increase was attributable primarily to an increase of 13 employees in our research and development department and related compensation expense of $356,000 to develop www.VoterListsOnline.com, www.GovernmentRecords.com, Campaign Manager 4.5 and 5, PAC Manager 4.5 and 5 and WebWizard. We believe that significant research and development is required to remain competitive, and expect that the dollar amount of these expenses will continue to increase.

Years Ended December 31, 1998 and 1999

  Revenue. Total revenue, which consists of products revenue and services revenue, increased 55% from $2.5 million for the year ended December 31, 1998 to $3.9 million for the year ended December 31, 1999.

  Products revenue increased 64%, from $1.7 million for the year ended December 31, 1998 to $2.8 million for the year ended December 31, 1999. This increase was attributable primarily to purchases by the NRA of voter data in the amount of $807,000. Although we have entered into a new contract with the NRA, we do not expect to derive significant revenue from sales to the NRA in the current year or from the new contract. Additional increases were attributable to the resale of network servers and third-party software by a state legislature in the amount of $325,000 which was purchased as part of a total system implementation. These increases were partially offset by a decrease in the sale of Campaign Manager 3 software in the amount of

$380,000. This decrease was attributable to reduced sales of this product in anticipation of our release of Campaign Manager 4.

  Services revenue increased 35% from $813,000 for the year ended December 31, 1998 to $1.1 million for the year ended December 31, 1999. This increase was attributable primarily to an increase in revenue recognized on software support in the amount of $201,000 and an increase in our software customizations, installations and training in the amount of $166,000.

  Cost of revenue. Cost of revenue consists of cost of products revenue and cost of services revenue. Cost of products revenue consists primarily of external costs associated with acquisition, enhancements, updates and maintenance of voter records, as well as personnel costs associated with programming and customization of our software. Cost of services revenue consists primarily of personnel costs associated with our customer support department.

  Total cost of revenue increased 84% from $679,000 for the year ended December 31, 1998 to $1.3 million for the year ended December 31, 1999.

  Cost of products revenue increased 78% from $555,000 for the year ended December 31, 1998 to $987,000 for the year ended December 31, 1999. This increase was attributable to an increase of $207,000 in our data acquisition costs, resulting in more current voter records in our database and an increase of $102,000 relating to the resale of network servers and third-party software to a state legislature as part of a total system implementation.

  Cost of services revenue increased 113% from $124,000 for the year ended December 31, 1998 to $263,000 for the year ended December 31, 1999. This increase was attributable primarily to increases in personnel costs of $137,000 expended to significantly improve the capabilities of our customer support department, resulting in an increase of four employees, and to provide sufficient time to train our support personnel on our software products in advance of increased customer support demand expected in connection with our transition to our new targeted Internet services and Internet fundraising services.

  Gross margin. Total gross margin percentage decreased from 73% for the year ended December 31, 1998 to 68% for the year ended December 31, 1999. Products gross margin percentage decreased from 68% for the year ended December 31, 1998 to 65% for the year ended December 31, 1999. This decrease was attributable primarily to increases in our data acquisition costs. Services gross margin percentage decreased from 85% for the year ended December 31, 1998 to 76% for the year ended December 31, 1999. This decrease was attributable to an increase in our customer support department personnel expenses without an immediate corresponding percentage increase in our service revenue.

  General and administrative expense increased 112% from $1.3 million for the year ended December 31, 1998 to $2.7 million for the year ended December 31, 1999. This increase was attributable primarily to changes in corporate infrastructure, including an increase in compensation expense of $631,000 resulting in an increase of 11 employees who were added in the second half of 1999, to increase our accounting and finance infrastructure and provide administrative support at our offices and facilities expense of $429,000, including rent, office expense and non-capitalizable assets.

  Selling and marketing expense increased 37% from $1.2 million for the year ended December 31, 1998 to $1.6 million, for the year ended December 31, 1999. This increase was attributable primarily to an increase of $308,000 in expenses associated with advertising campaigns, including television advertising, print ads and marketing materials, including new product literature and company brochures associated with our new targeted Internet advertising and Internet fundraising services.

  Research and development expense increased 327% from $93,000 for the year ended December 31, 1998 to $398,000 for the year ended December 31, 1999. This increase was attributable primarily to an increase of five employees and compensation expense of $246,000 related to the development of our recently released products and services, including our targeted Internet advertising services, WebWizard, www.VoterListsOnline.com, www.GovernmentRecords.com, Campaign Manager 4 and 5 and PAC Manager 4 and 5.

  Equity-based compensation expense. We recorded equity-based compensation expense of $256,000 associated with options granted during 1999. We did not incur similar expense in 1998. We expect to incur equity-based compensation expense associated with the issuance of options with an exercise price less than market value in the years 2000 to 2005. This expense is allocated among the various components of cost of revenue and operating expenses.

  Other income. During the year ended December 31, 1998, we received a cash payment from a legal settlement in the amount of $650,000 which we used to supplement our cash flow from operations.

  Interest income and interest expense. Net interest changed $57,000 from $24,000 in net interest expense for the year ended December 31, 1998 to $33,000 in net interest income for the year ended December 31, 1999. This change was a result of increases in cash available for short-term investments, which resulted principally from the sale of our Series A Preferred Stock in September 1999. Interest expense includes interest costs incurred on personal loans made by our stockholders.

  Income taxes. We did not pay income taxes during the years ended December 31, 1998 and 1999. As of December 31, 1999, we had a net operating loss carryforwards of approximately $1.9 million that expire through 2019.

Years Ended December 31, 1997 and 1998

  Revenue. Total revenue increased 47% from $1.7 million for the year ended December 31, 1997 to $2.5 million for the year ended December 31, 1998.

  Products revenue increased 44% from $1.2 million for the year ended December 31, 1997 to $1.7 million for the year ended December 31, 1998. This increase was attributable primarily to an increase in revenue of $160,000 related to a phase-out of our non-Windows based products, which necessitated that clients adopt updated versions of our Campaign Manager and PAC Manager software, and an increase in revenue of $100,000 due to an increase in the number of jurisdictions for which we offered voter file data.

  Services revenue increased 53% from $530,000 for the year ended December 31, 1997 to $813,000 for the year ended December 31, 1998. This increase was attributable to an increase in the number of software contracts.

  Cost of revenue. Total cost of revenue increased 73% from $391,000 for the year ended December 31, 1997 to $679,000 for the year ended December 31, 1998.

  Cost of products revenue increased 91% from $291,000 for the year ended December 31, 1997 to $555,000 for the year ended December 31, 1998. This increase was attributable primarily to significant increases in the number of voter records in our database.

  Cost of services revenue increased 23% from $100,000 for the year ended December 31, 1997 to $124,000 for the year ended December 31, 1998. This increase was attributable primarily to increases in personnel costs.

  Gross margin. Total gross margin percentage decreased from 77% for the year ended December 31, 1997 to 73% for the year ended December 31, 1998. Products gross margin percentage decreased from 76% for the year ended December 31, 1997 to 68% for the year ended December 31, 1998. This decrease was attributable primarily to increases in our data acquisition costs for increasing the number of registered voter records in our database, without a corresponding increase in our products revenue. Services gross margin percentage increased from 81% for the year ended December 31, 1997 to 85% for the year ended December 31, 1998. This increase was attributable to increases in the number of support contracts.

  General and administrative expense. General and administrative expense increased 46% from $857,000 for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998. This increase was attributable primarily to changes in our corporate infrastructure including increasing personnel and expenses related to our facilities.

  Selling and marketing expense. Selling and marketing expense increased 46% from $818,000 for the year ended December 31, 1997 to $1.2 million for the year ended December 31, 1998. The increase was attributable primarily to an increase in our compensation expense, including higher commissions as a result of higher sales.

  Research and development expense. Research and development expense decreased 20% from $116,000 for the year ended December 31, 1997 to $93,000 for the year ended December 31, 1998. This decrease was attributable primarily to a decline in the average headcount in this department during the year.

  Interest income and expense. Net interest expense decreased 3% from $25,000 for the year ended December 31, 1997 to $24,000 for the year ended December 31, 1998.

  Income taxes. We did not pay income taxes during the years ended December 31, 1997 and 1998. As of December 31, 1998, we had a net operating loss carryforwards of approximately $44,000 that will expire in 2018.

Quarterly Results of Operations

  The following table presents unaudited consolidated statement of operations data for each of the six quarters ended June 30, 2000, as well as such data expressed as a percentage of net sales. The operating results of any quarter are not necessarily indicative of the results of any subsequent quarter.

                                               Three Months Ended
                          ---------------------------------------------------------------
                          June 30,   September 30, December 31,   March 31,    June 30,
                            1999         1999          1999         2000         2000
                          ---------  ------------- ------------  -----------  -----------
Revenue:
 Products...............  $ 555,565   $  755,411   $   662,549   $   717,811  $ 1,275,420
 Services...............    250,795      243,860       373,729       476,924      337,438
                          ---------   ----------   -----------   -----------  -----------
  Total revenue.........    806,360      999,271     1,036,278     1,194,735    1,612,858
Cost of revenue:
 Products...............    141,008      149,938       357,498       262,520      247,902
 Services...............     59,813       12,035       133,229       120,742      119,742
                          ---------   ----------   -----------   -----------  -----------
  Total cost of
   revenue..............    200,821      161,973       490,727       383,262      367,644
                          ---------   ----------   -----------   -----------  -----------
Gross Profit............    605,539      837,298       545,551       811,473    1,245,214
                          ---------   ----------   -----------   -----------  -----------
Operating expenses:
 General and
  administrative........    467,123      667,004     1,002,473     1,214,904      987,788
 Sales and marketing....    322,920      247,699       751,259     1,135,462      945,727
 Research and
  development...........     82,103      108,613       106,065       238,220      346,535
                          ---------   ----------   -----------   -----------  -----------
  Total operating
   expenses.............    872,146    1,023,316     1,859,797     2,588,586    2,280,050
                          ---------   ----------   -----------   -----------  -----------
Loss from operations....   (266,607)    (186,018)   (1,314,246)   (1,777,113)  (1,034,836)
Other income (expense)..     17,325        7,540         7,699           --           --
Interest income.........        --           --         40,199         9,240       16,727
Interest expense........        --          (161)         (450)          --        (1,129)
                          ---------   ----------   -----------   -----------  -----------
 Net loss...............  $(249,282)  $ (178,639)  $(1,266,798)  $(1,767,873) $(1,019,238)
                          =========   ==========   ===========   ===========  ===========

Liquidity and Capital Resources

  We had a negative working capital of $1.9 million as of June 30, 2000. As of June 30, 2000, we had $450,000 in cash and cash equivalents consisting of bank deposits and money market funds. Our continuing losses, accumulated deficit, negative working capital and dependence upon additional financing raise substantial doubt about our ability to continue as a going concern. We believe that we will obtain the necessary financing through the proposed initial public offering or other funding. However, there can be no guarantee that we will be successful in obtaining such financing.

  Historically, our cash requirements have been financed through a combination of cash flow from operations, $3.5 million received upon the sale of Series A Preferred Stock in September 1999 and loans from our principal stockholders. Additionally, we have supplemented our cash from operations by receipt of two legal settlements of approximately $2.0 million in 1995 and $650,000 in 1998.

  On July 21, 2000, we amended our June 30, 2000 contract with MatchLogic. The amended agreement obligates us to buy $5.5 million of Internet advertising products and services over a period of 24 months, including $3.5 million of these products in the three-month period ending September 30, 2000. If we do not complete an initial public offering by October 31, 2000, we will be required to purchase $550,000 of Internet advertising services and products by September 30, 2000.

  As of June 30, 2000, we had accounts receivable of $1.6 million. Our receivables are attributable primarily to sales of our campaign products and services to candidates, including candidates for the 1999-2000 presidential elections. Some of these candidates rely on matching funds from the federal government in order to pay the expenses of their campaigns. We expect to collect all or substantially all of these accounts receivable in 2000; however, the terms of the collection of these accounts may adversely affect our cash flow.

  The Series A Preferred Stock will automatically convert to 1,741,562 shares of common stock upon the closing of an initial public offering that raises at least $15.0 million in aggregate proceeds.

  In September 1999, our principal stockholders, John Phillips and Dean Phillips, converted working capital advances made to fund operations into a convertible promissory note in the amount of $308,000. Concurrent with the closing of this offering, this note will be converted into 153,326 shares of common stock, with an aggregate value of $1,839,912 based upon a $12.00 initial public offering price.

  For the year ended December 31, 1997, cash used by operations was $7,000, primarily attributable to net losses from operations of $249,000 and an increase in accounts receivable of $164,000, partially offset by a decrease in income tax refund receivable of $153,000 and an increase in accrued expenses of $103,000. For the year ended December 31, 1998, cash provided by operations was $116,000, primarily attributable to an increase in deferred revenue of $148,000 and a decrease in income tax receivable of $95,000, partially offset by an increase in prepaid expense and other current assets of $101,000, a decrease in accounts payable of $96,000 and a net loss of $81,000. For the year ended December 31, 1999, cash used by operations was $1.1 million, primarily attributable to a net loss from operations of $1.9 million and an increase in accounts receivable of $900,000, partially offset by increases in accounts payable of $590,000, deferred revenue of $429,000 and accrued expense of $301,000. For the six-month period ended June 30, 2000, cash used by operations was $1.4 million, primarily attributable to a net loss from operations of $2.8 million, an increase in accounts receivable of $693,000, partially offset by an increase in accounts payable of $857,000, accrued expense of $441,000 and deferred revenue of $484,000. Our loss of $2.8 million was attributable primarily to an increase in our general and administrative, sales and marketing and research and development expenses necessary to build our infrastructure, increase our exposure in our industry, and bring new products and services to market in anticipation of increased growth.

  Our investing expenditures for our business include capital expenditures totaling $12,000 for the year ended December 31, 1997, $115,000 for the year ended December 31, 1998, $149,000 for the year ended December 31, 1999 and $59,000 for the six-month period ended June 30, 2000. These capital expenditures were incurred primarily to acquire computer hardware and software for our operations and internal use, as well as to expand our existing and newly leased space to accommodate increases in our employee headcount. We expect that as our client base and employee base grow, we will require additional computer hardware and software and we will incur additional expenses in leasehold improvements to accommodate existing and future leased spaces.

  For the year ended December 31, 1997, cash provided by financing activities was $43,000, attributable primarily to proceeds from loans from stockholders, partially offset by repayments on loans from stockholders. For the year ended December 31, 1998, cash provided by financing activities was $18,000, attributable primarily to proceeds from loans from stockholders, partially offset by repayments on loans from stockholders. For the year ended December 31, 1999, cash provided by financing activities was $3.6 million, attributable primarily to proceeds from the issuance of Series A Preferred Stock of $3.5 million and proceeds from loans from stockholders of $196,000, partially offset by repayments on loans from stockholders of $129,000. For the six-month period ended June 30, 2000, net cash used in financing operations was $465,000. This was attributable primarily to fees associated with this offering, which will be offset to equity upon the closing of this offering.

  We intend to invest the net proceeds of this offering in short-term, investment grade securities. We believe that the net proceeds from this offering, together with cash on hand, cash equivalents and borrowings, will be sufficient to meet our operating and capital requirements for at least the next 18 months. However, we are dependent on the proceeds of this offering to continue our operations at the present level of expenditures. If we do not close this offering we will need to reduce our operating expenses. Further, even if we do close this offering, we will need to seek additional financing if we are unable to build our Internet authentication and targeted Internet advertising operations. If our plans change due to changes in market conditions, competitive factors or new opportunities that may become available, our assumptions change or prove to be inaccurate, or the net proceeds of this offering or our cash flows prove to be insufficient to finance our growth strategy, we may be required to seek additional financing. Furthermore, we may need to seek additional financing to expand our future operations.

  We have not entered into any financial derivative investments that expose us to material market risk.

Year 2000 Issues

  We currently are not aware of any year 2000 problem in any of our critical systems and products. However, the success to date of our year 2000 efforts cannot guarantee that a year 2000 problem affecting third parties upon which we rely will not become apparent in the future and interfere with our operations or otherwise harm our business.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial position or results of operations.

  In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation. FIN 44 further defines the accounting consequence of various modifications to the terms of a previously fixed stock option or award under APB Opinion No. 25. FIN 44 becomes effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after December 15, 1998 or January 12, 2000. We have not completed our evaluation of the impact of FIN 44 on our financial position or results of operations.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This SAB expresses the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Registrants can apply the accounting and disclosure requirements of this SAB retrospectively, or may report a change in an accounting principle no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. We do not expect the application of this SAB to have a material impact on our financial statements.

                                    BUSINESS

Overview

  We are a technology company that provides information, products and services to political campaigns, advocacy organizations and for-profit commercial enterprises. Over the past ten years, we have compiled a database containing information concerning approximately 150 million registered voters in the United States. While we are aware that other companies may offer larger databases, we believe that because the age, identity, address and party affiliation information contained in our database is derived from registered voter records, rather than from commercial sources, we enjoy a competitive advantage over companies offering databases containing information derived solely from commercial sources. Further, we believe, based on our research, that because we have the largest registered voter record database in the country, we enjoy a competitive advantage over other companies offering registered voter record databases.

  We use this database to provide targeted Internet advertising and Internet authentication services and to facilitate campaign management and Internet fundraising. Given the extensive content of our database and the breadth of our client base, we believe that we are an industry leader in providing campaign management products and services and that we have developed significant knowledge and expertise in this field.

  As of June 30, 2000, our clients included 45 U.S. Senators, over 200 members of the U.S. House of Representatives, approximately 46 Democratic and Republican state parties and numerous national advocacy groups and consulting firms. Furthermore, of the top 50 fundraisers for the Senate and top 50 fundraisers for the House of Representatives during the 1999-2000 election cycle, as determined by a March 2000 review of the contribution reports filed with the Federal Election Committee, 72% of these Senate candidates and 66% of these House candidates used at least one of our products or services. We are non-partisan and are not a political consultant. We sell products and services to any candidate running for office and our client base includes new candidates and incumbents.

  Our campaign and advocacy clients use our software products to maintain lists of voters, contributors, prospective contributors, volunteers, members of the press and community organizers, and to comply with the reporting regulations of the Federal Election Committee, or FEC, and state government agencies. Our targeted advertising clients use our products and services to target specific groups based on demographic, geographic or political criteria and to reach potential constituents and supporters, generate campaign awareness and solicit contributions through the Internet, telephone, mail or door-to-door efforts. Our Internet authentication service allows clients to verify, over the Internet, the age and identity of an individual.

Industry Background

  The importance of sophisticated databases to facilitate communication through the Internet. The Internet has rapidly emerged as an important medium for facilitating communication, conducting commerce and gathering and disseminating information. As Internet usage has grown, the need for sophisticated databases to manage vast quantities of mission-critical information has significantly increased. These databases are used for various purposes, including:

  .  targeted Internet and direct advertising;

  .  authenticating age and identity for e-commerce transactions; and

  .  obtaining prospect lists online.

  A major challenge for organizations building databases is the gathering and maintaining of sufficient, valuable and accurate information. Building and maintaining comprehensive and accurate databases often requires a significant investment of resources and may require many years to complete. Organizations spend millions of dollars each year to acquire and maintain data on residents of the United States and other countries from the Internet and traditional sources, including direct mail responses, telephone surveys, warranty cards and product information cards. For example, many organizations incur substantial advertising costs to attract visitors to their websites in order to build and enhance their database of user profiles. The information gathered through traditional means or through the Internet may be incomplete or inaccurate. Further, many organizations may only be able to obtain information for limited demographic segments or geographic regions. Organizations also incur costs compiling this data into usable formats and developing or configuring sophisticated software to manage their data.

  Ability of technology to facilitate management of campaign and advocacy organizations. Campaign and advocacy organizations are increasingly adopting new technologies to organize and communicate with constituents and supporters. The operation of campaign and advocacy organizations involves both professionals and volunteers who use large quantities of data. As the cost of communicating with constituents and supporters increases, these campaign and advocacy organizations are under increasing pressure to use information management tools and accurate databases to affect the outcome of elections or influence legislation. Comprehensive and accurate databases enable campaign and advocacy organizations to concentrate their communication efforts on those constituents able, and most likely, to support their efforts.

  With the increasing cost of campaigns and the proliferation of issues, many organizations now conduct fundraising efforts and operate on a year-round basis. These organizations raise funds for a variety of purposes, including:

  .  media relations;

  .  lobbying activities;

  .  targeted constituent outreach programs; and

  .  additional fundraising.

  Many of these organizations are seeking more efficient means of attracting and identifying potential supporters, soliciting funds and reporting information about their contributors to federal, state and local governments. At the federal and state levels, these organizations are increasingly regulated and are required by law in most jurisdictions to disclose the amount of receipts and disbursements, the amount and source of loans and the amount, source, employer and occupation of contributors.

  Advantages of targeted Internet advertising. In addition to campaign and advocacy organizations, commercial entities are also seeking new technologies to reduce advertising costs and increase advertising effectiveness. To do this, many of these entities are increasingly using the Internet as a more effective and lower cost alternative to traditional media and for providing targeted advertising to potential clients. Further, targeted Internet advertising enables entities to more easily generate public awareness of products, services or particular issues within specific demographic, geographic or political segments. We believe that targeted Internet advertising has the potential to be more cost-effective, as well as easier to develop and implement, than traditional direct advertising campaigns.

  The need for online age and identity authentication. As Internet usage continues to grow, more and more websites are developing a need to regulate access to their sites, confirm the identity or age of a user to complete a purchase, or require parental consent to grant access to websites or market or sell products to minors. For example, many wineries now sell their products over the Internet, but are required by state laws to ensure that their purchasers are at least 21 years of age. Similarly, many websites restrict access to users that are age 18 or over. To complete these transactions, these entities need a reliable method of verifying age and identity over the Internet. In order to accomplish this verification, these entities must secure access to a reliable source of age and identity data.

Our Solution

  Our products and services can be used as tools for targeted Internet advertising, Internet fundraising and e-commerce transactions. Our software is designed to extract and analyze information from our databases about specific population demographics. Clients using these products and services include major political candidates, as well as advocacy groups, non-profit organizations and direct marketing firms. In addition, our Internet authentication services allow companies conducting commerce over the Internet to verify the identity and age of an individual seeking access to, or making a purchase through, their website.

  Our databases. Our databases, which we regard as our key assets, have been built and maintained over the past ten years and contain approximately 150 million U.S. voter records and an aggregate of approximately 50 million departments of motor vehicle records in the United States. In first quarter 2000, we also licensed a database that contains approximately 41 million voter records from the United Kingdom. The registered voter records typically contain information provided by the voter at the time of registration. In many jurisdictions, this information may include:

  .  date of birth;

  .  date of registration;

  .  residence address;

  .  gender;

  .  political jurisdiction; and

  .  party affiliation.

  Information we obtain from the departments of motor vehicle records in the United States often includes:

  .  date of birth;

  .  address;

  .  gender; and

  .  make or model of registered automobile.

  Where available, we have enhanced the records in our databases through third parties to include demographics not contained in the voter records. Examples of these enhancements include:

  .  listed telephone number;

  .  estimated income level;

  .  ethnic surname; and

  .  homeowner or renter status.

  Clients use our databases and software to target potential constituents and supporters, generate campaign awareness and solicit contributions through the Internet, or by telephone, mail or door-to-door efforts. We provide campaign and advocacy organizations with cost-effective tools to facilitate Internet fundraising. Political campaigns and advocacy organizations that wish to increase traffic to their websites, or to the website of a legislator they wish to influence, may purchase banner advertisements directed to constituents nationally or in a particular state, congressional district or town.

  We believe that the size of our registered voter database provides us with an advantage over competitors offering smaller databases containing data derived from registered voter records. Further, because the information on age and identity of the individuals listed in our database is derived from registered voter records, which are traditionally gathered under oath, it is highly reliable. As a result, we believe that this fact provides us with a competitive advantage over companies that may have larger databases but which contain information derived from less reliable sources, for example, questionnaires, warranty cards or other voluntary disclosure methods.

  We believe that any competitor that does not already have a comprehensive database would have difficulty replicating our U.S. databases for several reasons, including the fact that many voter jurisdictions have restrictions on acquiring and disclosing voter records. For example, some U.S. jurisdictions require that in order to access their voter records, a company must have a client willing to certify that the information sought will be used for a purpose allowed under that jurisdiction's laws. Therefore, companies beginning to gather and build their databases without the necessary client certification are precluded from collecting voter information from these jurisdictions, which in turn limits their ability to advertise that they have or can provide clients with an extensive database. Many jurisdictions also limit use of voter information provided by the jurisdiction. Further, many of the smaller jurisdictions are difficult to contact because they may be obscure or their employees only work part-time. As a result, identifying and contacting these jurisdictions may be complicated and time-consuming.

  The information contained in our database is derived from public records. Some states permit confidential voter registration, which enables voters to keep information private, for instance, home addresses. In these cases, our database contains only the information that is available publicly.

  All of these limitations make building and maintaining a U.S. voter database time-consuming and expensive, which is why we believe it would be difficult for our competitors or companies which desire to enter the industry to replicate our registered voter database. In fact, we have worked for over ten years to build our database in part because of these difficulties, and we have invested substantial financial and personnel resources to develop, maintain and update these databases and to keep our competitive advantage.

  Political management software. Our campaign and advocacy clients use our software to manage their organizations by maintaining their lists of voters, contributors, prospective contributors, volunteers, members of the press and community organizers in one database. Our clients also use our software to comply with FEC and state disclosure requirements. In addition, we provide technical support at our website or through a toll-free call 24 hours-a-day, seven days-a-week.

  Targeted Internet advertising. We are using our databases as targeted Internet advertising tools to allow our clients to reach their audience based on desired demographic, geographic or political criteria. We believe that our targeted advertising will increase clients' awareness and traffic flow to their websites in a more cost-effective manner than alternative online advertising or traditional media, such as mass mailings.

  Internet fundraising. We have developed an Internet fundraising tool that provides campaigns and advocacy organizations with the ability for acceptance, processing, authentication, analysis and disclosure of contribution of contributions made at their website.

  Internet authentication services. Our databases can be used by a company conducting commerce on the Internet to verify the age or authenticate the identity of an individual seeking to gain access to, or make a purchase through, a website. The company may collect information provided by the user and compare it against information collected under oath that is contained in our databases. We believe that our age and identity authentication services will enable our clients to more easily conduct commerce over the Internet where the age or identity of the purchaser must be verified online.

Strategy

  Our goal is to become a leader in the targeted Internet advertising industry and Internet authentication industry and to expand our position within the campaign and advocacy industries. We intend to pursue our goal through the following strategies:

  Continue to enhance size and quality of our databases. Based upon our research, discussions with our customers regarding their experiences and our own experience surveying the market over a ten-year period, we believe that we have established one of the most comprehensive databases of U.S. voter records. We intend to continue to enhance the size and quality of our databases by continuing to access U.S. voter records, departments of motor vehicle records and other records. We intend to continue to maintain already established relationships and develop new relationships with various state and local agencies. We believe that these relationships will continue to increase our efficiency in collecting and updating our voter records because we are able to build personal contacts in these jurisdictions and continue to learn more about their voter data collection and dissemination systems. By combining our frequently updated database with new database technologies and demographic targeting techniques, we believe that we will be able to offer our clients increasingly effective and comprehensive methods for targeting their intended audiences.

  Grow our Internet advertising business and our Internet authentication services. Our clients can use our products and services to increase the efficiency of their advertising and fundraising efforts. We recently launched our Internet authentication services and signed our first contract in June 2000. We intend to focus our efforts on expanding our sales and marketing of this business and enhancing our services.

  Increase applications for our databases. We believe that there are other attractive potential uses for the information contained in our database. These opportunities include, for example, providing access to voter records online and providing an online directory assistance or reference services.

  Broaden our sales and marketing efforts. To broaden our market coverage and expand our service offerings, we intend to continue to grow our sales and marketing organization to target new industries, which we expect will include assisting merchants seeking to obtain parental consent in order to comply with the Child Online Privacy Protection Act, age authentification and digital signatures, in the United States and internationally. We intend to complement our current staff of trained professionals with additional qualified personnel, including category sales and international specialists. We intend to focus on expanding our current sales and marketing reach, cross-selling our software and Internet applications and developing our sales and marketing efforts for new products and services.

  Expand the scope of our comprehensive fundraising products and services. We intend to continue to provide our clients with an effective means of campaign and advocacy fundraising by expanding the functionality of our campaign management software. Specifically, we intend to provide our clients with products that more efficiently:

  .  target prospective contributors;

  . accept, process, authenticate, analyze and disclose contributions received through Internet, direct and telephone marketing efforts as well as special events and PACs;

  .  manage their contributor and constituent response efforts;

  .  recruit volunteers and community members; and

  .  enhance their press and public relations activities.

  Extend international databases. We intend to use our database technology and expertise to offer our products and services on an international scale, as appropriate opportunities arise. We recently licensed the voter records, or Electoral Roll, of the United Kingdom, which consists of approximately 41 million voter records. We intend to build our international database by enhancing our United Kingdom records and acquiring voter records from other countries. We have had preliminary discussions with political consultants, party officials or government agencies that might supply us with voter records in the following countries:

        .  Australia                 . Ireland                               .  South Africa
        .  Canada                    . Italy                                 .  South Korea

  We also plan to enter into discussions with parties in other countries throughout Africa, Asia, Europe and South America in order to expand our databases. Our collection and use of information on voters in these jurisdictions may be regulated. Given the early stages of our discussions, we have not engaged legal counsel to analyze these issues.

Products and Services

  We intend to continue to use our databases and installed client base to expand the use of multiple products among our existing clients and to increase the number of new clients using one or more of our integrated suites of products. Our products and services, which are listed by revenue produced during the year ending December 31, 1999, are described below:

  Political management software. We are a leading provider of political management software to campaigns, PACs and elected officials. Our Campaign Manager software is a database management program that enables a campaign to input the name and other relevant information of its contributors, supporters, constituents, volunteers, press contacts and organizers and also to download information from our voter records into the same database. This database can then be manipulated and analyzed by the campaign in various manners, including to create volunteer and contributor lists and mailing lists for direct mail pieces. In addition, this program maintains the information necessary to submit disclosure reports that comply with the reporting requirements of federal and state agencies, including the FEC. Our programs are continuously upgraded to provide an interface between a campaign's database and popular word processing and e-mail programs, and to keep abreast of changing campaign disclosure regulations.

  Our PAC Manager software is used to maintain supporter lists and comply with disclosure requirements imposed by federal and state disclosure agencies. The program is used by more than 50 PACs to file federal or state reports.

  Our Constituent Service Software allows elected officials to deliver and manage correspondence to their constituents. Our software tracks requests for information or assistance, responds to such appeals and speeds the process of persuading government agencies to take action. Our program accepts constituent e-mail, mail, telephone, and walk-in inquiries while registering requests or opinions received at their website or from an old-fashion town meeting.

  For the years ended December 31, 1997, 1998 and 1999 and the six-month period ended June 30, 2000, we derived revenue of approximately 59%, 59%, 50% and 49% from the sale of our political management software and related services.

  Voter lists. We provide our clients with enhanced lists of registered voters, in many formats, as requested. Clients may order, pay for and obtain a list of constituents at our website, www.voterlistsonline.com. Clients may also input specific criteria related to the list of voters they wish to obtain directly at our website and after performing a search and viewing the results, a client can download onto their own computers the requested information formatted as mailing labels, telephone sheets, walk lists, a polling sample or a file suitable for import into many popular software programs. The agreements with our clients contain provisions restricting their use of the voter list information to comply with government regulations and requirements and restricting the information to the client's own use. We do not follow up on whether our clients make improper use of disclosure of such information, although we have agreed voluntarily to allow one jurisdiction to audit usage of this information to detect and deter misuse.

  We collect data to enhance our database from several sources, including Central Address Systems, Inc., or CAS. CAS provides us with data enhancements, including:

  .  phone number verification;

  .  inferred income;

  .  presence of children; and

  .  homeowner or renter status.

  This contract automatically renews annually unless notice of termination is provided by either party. Our failure to continue to obtain data from this source, if we cannot obtain it from an alternative source, may limit our ability to continue to enhance our database.

  Pursuant to a contract dated February 21, 2000, we licensed a database from National Homemovers Database Limited that contains records of approximately 41 million voters in the United Kingdom. This license grants to us the right to sub-license the United Kingdom voter records to our clients for political purposes. The contract terminates in 2003. Further, National Homemovers has the right to terminate the contract, upon 30 days notice, upon a change in circumstances that National Homemovers reasonably determines makes the contract no longer commercially viable. We are required to give National Homemovers 50% of any revenue we generate through sales of data contained in this database.

  For the years ended December 31, 1997, 1998 and 1999 and the six-month period ended June 30, 2000, we derived revenue of approximately 41%, 39%, 48% and 39% from the sale of our U.S. voter records.

  Internet fundraising. CampaignContribution.com facilitates Internet-based contributions to campaign and advocacy organizations. CampaignContribution.com provides for the acceptance, processing, authentication, analysis and disclosure of contributions made at organizations' websites.

  CampaignContribution.com is an Internet credit card processing service for political campaigns, political action committees, advocacy groups and nonprofits worldwide. Our services include processing campaign donations, memberships, convention registrations, event registrations, merchandise sales and online raffles. Currently, we accept eChecks and all major credit cards both in the United States and the United Kingdom and have over 400 clients in the United States. Our system is located in-house and utilizes industry standard international security protocols and procedures. CampaignContribution.com provides for acceptance, processing and authentication of credit card transactions. Value added services include a report generator, voter data analysis and seamless interaction with our software products. For the year ended December 31, 1999 and for the six-month period ended June 30, 2000, we derived revenue of approximately 2% and 4% from the sales of our Internet fundraising service.

  Targeted Internet advertising. Using our database to customize their advertising efforts, our clients can reach up to 150 million individuals nationwide, representing an estimated 75% of the citizens of the United States age 18 or older as of April 11, 2000. Our clients can use the information described under the caption Our databases, including geographic, demographic and political attributes, to direct online advertising to specific groups of Internet users. For example, a client that wants to advertise to all Republican voters within a specified voting jurisdiction can rely on the information in our database to send Internet banner advertisements only to registered Republicans within that jurisdiction. In this way, our clients can maximize their advertising efforts by only sending advertisements to people who may be receptive to the ads. We place our targeted banner advertisements through Web portals and third-party ad-servers. To date, we have not received any material revenue from sales of our targeted advertising efforts.

  On June 30, 2000, we signed a 30-month contract with MatchLogic, Inc., a subsidiary of Excite@Home which we amended on July 21, 2000, as described below. Under the terms of the original contract, we were obligated to purchase $9.4 million of targeted advertising space on websites, of which commitment we were required to pay $4.5 million during the three-month period ended September 30, 2000. We plan on reselling the advertising products and services we purchase from MatchLogic to our clients for their banner advertisements and online advertising needs. In connection with this contract, we performed database matching services for MatchLogic for which we received a payment of $350,000. In addition, we will receive a license fee consisting of a $100,000 fixed payment and a percentage of amounts received for sales to third parties. The contract may be terminated by either party upon 60 days notice if the other party materially breaches the terms of the contract. Further, under terms of the contract, MatchLogic can refuse to serve any ads we may sell. A secondary component of the contract permits MatchLogic to sell targeted advertisements on our behalf and to split any revenue from these sales with us. On July 21, 2000, we entered into a first amendment to the MatchLogic contract under which the total obligation to MatchLogic was reduced from $9.4 million to $5.5 million, the term was reduced from 30 months to 24 months and the commitment we are obligated to pay in the three-month period ended September 30, 2000 was reduced from $4.5 million to $3.5 million. Additionally, the termination fee was modified to a minimum purchase of services in the amount of $550,000.

  Internet authentication services. We have developed technology that allows our databases to be used for online age and identity authentication required by governmental agencies or sought by commercial entities wishing to regulate access to their website. For example, the age authentication tool could be used by a website to protect children from products or communications intended for adults. On June 29, 2000, we signed a three-year contract with VeriSign, which is our first and currently only customer contract for Internet authentication services. Under the contract, we agreed to provide VeriSign with software and access to our database to verify the age and identity of its customers or its website users. VeriSign will pay us for each verification made under this contract. The contract is terminable upon bankruptcy, a material breach by either party or upon the mutual agreement of the parties. VeriSign does not have a minimum purchase obligation under the contract, but if VeriSign has not spent the specified dollar amount under the contract after an introductory period, we may increase the price we charge VeriSign for each verification.

  Other products. Our www.GovernmentRecords.com reference service facilitates access by clients to our U.S. voter record information provided by state and local boards of elections and departments of motor vehicles. Our website acts as a search engine to locate individuals or groups of records based on criteria specified by the client. The information available to the client includes the information obtained by us from the government agencies, which typically includes at least the date of birth, address and political jurisdiction. Our primary marketing efforts for this service are aimed at government agencies, litigation support services, law firms and insurance companies.

  Our WebWizard tool facilitates the creation of websites. The tool is designed to meet the needs of smaller campaign and advocacy organizations that wish to establish a Web presence without retaining a professional Web design firm.

Emerging and Prospective Products and Services

  In an effort to expand our business, we are developing new products and services, including:

  International campaign services. We have licensed a database consisting of voter records of the United Kingdom, and intend to create additional databases to include voter records of other countries. We believe that there is an opportunity to use these international databases in established and emerging democracies where candidates and organizations are looking to implement U.S.- style campaigns.

  Internet voting services. Although in its earliest stages, we are exploring the possibility of providing new products and services to registrars and secretaries of state to register and authenticate votes cast on the Internet.

Sales and Marketing

  We sell our products and services in the United States and the United Kingdom through our sales and marketing team. As of June 30, 2000, our sales and marketing team consisted of 31 employees. Our sales and marketing team is organized by industry and geographic region. We believe that our sales and marketing staff is well trained and experienced in its industries, and is able to provide our clients with the best software, targeted advertising products and services and Internet authentication services. We have developed an internal, custom-made training program for all new sales representatives to ensure that they are trained on our products and services and in their industries.

  Our sales and marketing personnel use a variety of marketing programs to generate demand for our products and services, build market awareness, develop customer leads and establish business relationships. Our marketing activities include television ads, public relations and print advertisements. Our direct marketing activities include seminars, trade shows, special events, sponsorships and ongoing client communications programs. We also have consulted with advertising experts to assist us in learning more about our clients, through the use of focus groups within our clients' industries. Based on the information gathered through these efforts, we tailor marketing programs to address our clients' specific concerns and needs.

Clients

  Our current principal client list consists of campaigns, advocacy and commercial clients. As of June 30, 2000, our clients included 45 Senators, over 200 members of the U.S. House of Representatives, approximately 46 Democratic and Republican state parties and numerous national advocacy groups and consulting firms. Collectively, these entities represented 31% of our revenue for the year ended December 31, 1999 and 21% of our revenue for the six-month period ending June 30, 2000. Furthermore, of the top 50 fundraisers for the Senate and top 50 fundraisers for the House of Representatives during the 1999-2000 election cycle, as determined by a March 2000 review of the contribution reports filed with the FEC, 72% of these Senate candidates and 66% of these House candidates used at least one of our products or services.

  For the year ended December 31, 1999, the NRA accounted for approximately $807,000, or 21%, of our revenue. For the six-month period ended June 30, 2000, MatchLogic accounted for approximately $350,000, or 12% of our revenue. Other than described in the preceding sentence, we have not derived 10% or more of our revenue from any single client in any fiscal year from 1997 to 1999, nor did we derive 10% or more of our revenue from a single client in the six-month period ended June 30, 2000.

Customer Service

  Our software clients receive software maintenance and telephone support at no additional charge for 90 days from the date of delivery of the software. Thereafter, clients may choose to discontinue maintenance and telephone support, purchase maintenance only, or purchase maintenance and telephone support for a 12- or 24-month period.

  Maintenance support consists of providing all updates to the software, including changes that keep the software in compliance with federal and state disclosure requirements. Telephone support allows the client to call an 800 number and request assistance 24 hours a day, seven days a week.

  We currently have more than 350 clients under maintenance and telephone support, including federal and state candidates, PACs and associations, and national, state or local political parties. Our clients can also access our customer service department through our website, www.aristotle.com, and can e-mail support questions to support@aristotle.com.

  As of June 30, 2000, we employed nine customer support representatives. These representatives are trained in both the technical aspects of software, data and networking and the political or organizational imperatives of our clients. Representatives handle client telephone calls in a help-desk role and are responsible for proactive customer service. They are also assigned a list of PAC or state party clients or clients in a specific geographic region for whom they serve as a primary contact, consultant and project manager. Clients call the help-desk for assistance with day-to-day questions or problems. If a problem or concern escalates, it is transferred to the representative responsible for that client.

Research and Development

  Based upon client feedback, competition and market analysis, our Internet services product group determines functions and specifications for future Internet-based services and enhancements to our current services. Our research and development group then develops these new services and enhances existing services.

  We have developed a managed release process for our Internet and software products to assist clients in the adoption of new product releases. This process includes testing and evaluating revisions, updating online and paper documentation to include new features, training customer support personnel and notifying and training customers.

  Our product development department updates our software continuously. The software changes include updates to incorporate new FEC and state reporting requirements and enhancements to product features and performance. As of June 30, 2000, our product development group consisted of 22 full time employees. For the years ended December 31, 1997, 1998, and 1999 and for the six-month period ended June 30, 2000, we spent approximately $116,000, $93,000, $398,000 and $585,000 on research and development activities.

Government Regulation and Privacy Concerns

  We are subject to extensive government regulation, including:

  Federal regulation of databases. Our publication of departments of motor vehicle records is regulated by the Drivers Privacy Protection Act of 1994, or DPPA. The DPPA restricts use of this data to specific uses, including government use, use in the normal course of business by a legitimate business to verify the accuracy of personal information submitted to the business or to prevent fraud. These uses constitute our principal intended uses of this data. In order to comply with these restrictions, we contractually limit our clients' use of the information to permissible purposes. The DPPA also requires us to maintain records of our sale of this data. The Federal Election Campaign Act of 1974, or FECA, and FEC regulations prohibit the use of data regarding federal contributions that we publish for solicitation of contributions or other business purposes.

  State regulation of databases. Our publication of voter lists is regulated by the laws of the jurisdictions from which these records are obtained. While jurisdictions in which approximately one-half of the registered voters in the United States reside do not limit the use of voter records, the remaining jurisdictions generally limit the use to government and political purposes. Further, access to the voter lists is restricted in a small number of jurisdictions. Presently, the use of registered voter information does not require the consent of the individual voter, so long as the use is allowed by the laws of the jurisdiction that collects, and from which we obtain, the data. In these cases, the right to use the data for these lawful purposes derives from the data's status as a public record and from the specific laws or regulations allowing this use.

  Our publication of departments of motor vehicle records is subject to the laws of the states from which the records are obtained. Many of these state laws restrict the uses to which the data may be used by our clients, and require us to meet record-keeping standards for any sales of the data. The restrictions placed on the use of this data by the states is generally similar to the restrictions of the DPPA.

  Our products are designed to require our clients to certify to us that their intended use of information, where restricted by applicable law, is lawful and to notify them of these restrictions.

  Precedent for use of our databases for Internet authentication services. We are not aware of any government regulation requiring an individual's consent for the use of our databases to authenticate an individual's age or identity through voter or departments of motor vehicle records. However, age and identity verification through use of voter or departments of motor vehicle records contained electronically in a database is a new and emerging field, and government regulations may be adopted to limit these activities. We believe our department of motor vehicle data may be used in our authentication services under the provisions allowing for government use and use in the normal course of business by a legitimate business to verify the accuracy of personal information submitted by the individual to the business or to prevent fraud. For voter data that may be used for commercial use, we believe that such data may be used for all of our authentication purposes. For voter data whose use is restricted to government or political purposes, we believe our right to use such data for authentication of the age of the individual derives from that person's consent to check such record at the time the authentication is sought, where the person's identity has otherwise been established. However, our rationale for age authentication usage has not yet been formally ruled on or ratified by the jurisdictions whose voter data is restricted to government or political uses. In order to use such restricted data for identity verification, we believe it is likely that some changes or exemptions in the applicable laws may be required. For Arizona voter data, which may not under Arizona law be used through the Internet, we do not sell the data through the Internet, and we may not be able to use it for our authentication services. We also anticipate some further contractual limitations or requirements governing our ability to sell voter data from Maricopa County, Arizona.

  International regulation. Currently, there are almost no government regulations on the collection and use of our data about registered voters in the United Kingdom. However, the United Kingdom is currently implementing regulations that would limit access to and use of the complete Electoral Roll. As we expand our international products and services, we may also face government restrictions on our collection and use of data from other foreign jurisdictions.

  Privacy concerns. We collect and compile information in our databases that we use in connection with our campaign products and services and for our authentication services. Although we collect a significant portion of this information from public records, we also rely on commercial data collection efforts to enhance our records. Although we believe that we have the right to use and compile the information in these databases, our ability to do so may not remain lawful and there may be no trade secret, copyright or intellectual property protection that is available or becomes available for databases that enhances our rights. With respect to the data we obtain as enhancements from commercial database vendors, we believe we have the right to use this data in all of our marketing services. In accordance with standard direct marketing and reference service industry ethics standards, we take steps to insure that our reference services do not use any enhancement data from commercial database vendors that does not come from public records or listed telephone company white pages information. There is also a substantial risk that public perception regarding the use of information acquired through the Internet to engage in commercial purposes, including targeted advertising, may deteriorate, which could lead to popular pressure not to use this information for commercial purposes.

  There are several lawsuits pending against our competitions alleging, among other things, that our competitors have unlawfully obtained and sold Internet users' personal information. These lawsuits include claims against DoubleClick, Inc., an Internet advertising firm, RealNetworks, Inc. a provider of online music, and Yahoo!, Inc. a Web portal. A series of suits against DoubleClick allege that DoubleClick has violated the privacy of Internet users by applying Web browser cookie technology to acquire personal information about the Web use behavior of individuals without their knowledge or consent, and by subsequently linking such information to a direct marketing database. The suit against RealNetworks alleges that RealNetworks has violated a federal anti-hacking statute by using its software to access Internet users' computers without authorization. The suit alleges that this unauthorized access occurred when RealNetworks obtained and saved information on users' music choices without their consent or knowledge and in violation of user privacy. A suit against Yahoo! alleges that Yahoo!'s use of cookie technology constitutes surveillance without consent, and is therefore the equivalent of stalking, which is prohibited in numerous states.

  We believe that each of these suits presents factual situations which are distinguishable from our own collection and use of information. Specifically, we do not use cookies or similar Web use tracking systems to collect Web behavior information on any of our clients. Additionally, because we collect our database information solely from public records and standard commercially available demographic information providers, we do not sell or otherwise provide to our clients or anyone else the type of private information which is involved in the lawsuits described above. While we do not believe that any of these lawsuits directly impacts our ability to continue to maintain our database, there is nonetheless a risk that privacy concerns could lead to claims against us.

  Public concern over targeted advertising techniques. The practice of matching offline marketing databases, particularly personal medical or financial information, to website visitation patterns, or click-stream behavior, is highly controversial. This controversy has resulted in scrutiny of all targeted marketing where offline personally identifiable information is matched to anonymous individual website visitation patterns, and where the informed consent of the individual has not first been obtained. In July 2000, the Federal Trade Commission, or FTC, and advertising industry participants agreed to self-regulatory principles governing Internet advertising that targets consumers based on their preferences and behavior. Under these principles, which are enforceable under existing FTC authority, Internet advertisers are prohibited from using sensitive personal or financial information for targeted Internet advertising unless they comply with conditions agreed upon with the FTC to protect the privacy of Internet users. Internet advertisers also must require their customers to provide consumers with notice of their use of targeted Internet advertising and the opportunity to opt out of targeted Internet advertising.

  Our agreement with MatchLogic is the only instance in which we match our database to online registered user information. This match allows MatchLogic to serve targeted ads for lawful users of the data. This matched data and the impression data derived from this matched data is limited by contract to use only for lawful purposes. MatchLogic also has contractually represented to us that it will conduct its business to avoid deceptive, misleading, or unethical practices that might be detrimental to us or to our products or to the public, and that it will comply with all aspects of its publicly posted privacy policy. MatchLogic is a party to the online advertising industry's agreement with the FTC on self-regulatory online advertising principles.

  We also serve our client's targeted banner advertisements directly. This targeting does not involve matching of our database information to online registered user information, or to clickstream information or other Internet user tracking or profiling systems.

  We use a public record database that contains publicly available information. Although we enhance our database with information gathered by third parties, this information consists of standard, commercially available demographic information similar to that collected and utilized in the traditional direct-marketing industry. Our database does not include the information obtained through click-stream records or other Internet user tracking or profiling systems.

Technology

  We use high performance SQL servers running Microsoft Windows NT to maintain our databases. Our systems employ commercially available technology and commercial payment processing services, including CyberCash, Signio/Telecheck and VeriSign. Our systems can be scaled to meet increased requirements for security, reliability, performance, expandability and affordability. Although we currently rely on employees and consultants to service our systems, if our network system demands increase, we may elect to out-source our network services to third-party providers. For the period of April 24, 2000 to June 21, 2000, which is the most recent test period by PSINet, our average utilization was approximately 10%. Our utilization remains below industry guidance of 75%. Our current capacity is 1,536 megabytes per second.

  Our technology is designed to provide a high level of data security. Our operating system tracks all login attempts to prevent unauthorized usage. We also employ password and firewall protection to control access to sensitive information contained in our system.

  Our clients rely on the Internet to use features in many of our products and services. We rely on PSINet Inc. and WorldCom Communications, Inc. to provide ISP services to us. We have an agreement with PSINet Inc. that provides that for a period of two years PSINet will provide Internet access services to us for a monthly charge of approximately $3,000. The agreement is terminable on 30 days notice by either party at any time.

  We entered into a 12-month renewable agreement with WorldCom, in which WorldCom agreed to provide us with Internet access services for a monthly fee of up to $1,000. We can terminate the agreement at any time, provided that we pay a termination fee of up to $1,000 per month for the remainder of the 12-month term. We may not assign the agreement or resell Internet access services without WorldCom's written consent.

  We license our database software from Microsoft Corporation pursuant to a standard shrink-wrap license agreement under which we have agreed not to install the software in more than one computer or transfer the software to another computer more than once. Microsoft may terminate our license agreement if we fail to comply with its terms.

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

Competition

  We believe that we face competition in three major industries, including:

  Providers of campaign and advocacy products and services. We face competition in various forms from within the campaign and advocacy industries. Within these industries, our competitors can be categorized into the following areas:

  . software--Gnossos, Hannibal, NetFile, state and federal agencies that distribute compliance software at little or no cost to registered political committees and internally developed software;

  . voter records--Labels and Lists, Voter Contact Services, Blaemire Associates, Republican National Committee, state parties, local, county and state clerks and elections administrators and numerous smaller data providers; and

  . campaign contributions--Votenet, a subsidiary of Medinex Systems, Campaign Solutions, Politicsonline and e-Contributor.com.

  We may also face competition from consultants to campaign and advocacy organizations.

  Although we do not believe that there is a dominant market competitor in this industry or that any of our competitors enjoy an overall competitive advantage over us, some of our competitors may offer lower prices, have closer or longer-standing relationships with potential clients, have greater financial resources, or, in the case of state or local jurisdictions, have easier or less expensive access to the registered voter data. We believe that the principal competitive factors in these markets include quality and size of database, functionality of software and contribution processing services, availability of technical support and the effectiveness of a sales force.

  Advertisers. The Internet advertising market is extremely competitive. We believe our ability to compete depends upon many factors, both within and beyond our control, including the following:

  . timing and market acceptance of new and upgraded products and services developed either by us or our competitors;

  . continued and increasing acceptance by advertisers of targeted Internet advertising as an effective and cost-efficient means of advertising;

  .  ability to adapt to the rapidly changing trends of the Internet;

  .  our customer service and support efforts;

  .  our sales and marketing efforts;

  . our ability to adapt and scale our technology as client needs change and grow; and

  . ease of use, performance, price and reliability of solutions developed either by us or our competitors.

  Internet authentication services providers. The Internet authentication market is relatively new and we do not know whether this industry will continue to expand as Internet usage grows. We believe our ability to compete in this market will be affected by several factors, including:

  .  the size and reliability of the database;

  .  the timing and market acceptance of new products and services;

  . the acceptance by the public of authentication services as a manner to ensure reliable verification of an individual's age and identity;

  .  the ability to adapt to changing trends in Internet usage;

  .  sales and marketing efforts; and

  . functionality, ease of use, performance, price and reliability of authentication services.

  As we expand the scope of our Web services, we may face greater competition from a number of Internet companies and other media companies across a wide range of different Web services. Many of our competitors may have advantages over us in expertise, brand recognition, size, financial and personnel resources and other factors. Several companies offer competitive products or services through Web advertising networks, including 24/7 Media, Inc., DoubleClick, Inc., Flycast Communications Corporation and L90, Inc. In the Internet authentication services industry, our principal competitors are Equifax, Inc. and ChoicePoint Inc. Our Internet advertising business may also encounter competition from providers of advertising inventory, database management products and related services, including AdForce, Inc., DoubleClick, Inc. and Engage Technologies, Inc. In addition, we may face potential competition from a number of large Web publishers, search engines and ISPs, including America Online, Inc., Excite, Inc., Infoseek Corporation, Juno Online Services, Inc. and Yahoo! Inc. Competition may also materialize from political or public policy websites, including Grassroots.com, Politics.com, SpeakOut.com, Vote.com, Votenet.com and Voter.com. Moreover, we compete with television, radio and print media companies for a share of companies' overall advertising budgets.

  We believe that the principal competitive advantage we enjoy in all of these industries is the size of our database and the reliability of the age and identity information contained in our database that is derived from registered voter records. Specifically, our database contains information on over 150 million registered voters and 50 million drivers in the United States. We believe that our nearest competitor has a registered voter record database containing only 125 million voter records. We believe that our competitors that have larger commercial databases generally contain less reliable information because it is not provided under oath but rather is obtained from commercial sources. However, we believe that in each of these industries many of our competitors have greater financial resources, offer lower prices and have closer or longer-standing relationships with clients. These advantages are particularly true in the case of the advertising and Internet authentication markets, which we have only recently entered.

Employees

  As of June 30, 2000, we employed a total of 93 employees, 31 of whom were in sales and marketing, 22 in product development, 22 in finance and administration and 18 in customer support and data acquisition. From time to time we also employ independent contractors. Our employees are not represented by a labor union, and we have never experienced a work stoppage. We believe our employee relations are good.

Facilities

  Our principal executive offices and our product development facilities are located in Washington, D.C. We lease approximately 2,300 square feet for our corporate headquarters under a lease expiring January 15, 2001, for which we have monthly rental obligations of approximately $5,750, and commercial office space for our product development facility under a lease expiring May 31, 2001, for which we have monthly rental obligations of approximately $3,500. Our product development facility provides us with a secure area to store and operate our computer systems and capacity for communications links and Internet connectivity systems. We also lease space in San Francisco, California for sales and marketing under a lease expiring on November 30, 2002, for which we have monthly rental obligations of approximately $5,500. In addition, we have a sales and marketing office in Atlanta and we employ sales representatives in Chicago, Dallas, Nashville, Seattle and London, England. While we are continually evaluating our facility requirements, we believe our facilities are adequate to meet our current and anticipated needs.

Legal Proceedings

  From time to time, we may be involved in litigation incidental to the conduct of our business. Except as described below, we are not currently party to any legal proceeding that we believe is material to our business or results of operations.


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


  We have received letters dated February 29, 2000 through June 22, 2000 from Beacon Street, Inc., which offers Internet access and website design and Web hosting services under the name Aristotle, requesting that we cease using the name Aristotle in connection with website design and hosting and as part of domain names which we have registered, aristotleonline.com and aristotlebannerads.com. Beacon Street has a registered trademark for the use of the name Aristotle in connection with Internet access and website design and hosting. As of August 28, 2000, we have negotiated an agreement in principle with Beacon Street to resolve this dispute. Under the terms of the proposed agreement, we will be able to continue to use our Aristotle mark on or in connection with our website design and hosting services, our Internet advertising services and our domain name provided that we employ disclaimers and use our full name to prevent any confusion between our services and those of Beacon Street. Although the final agreement has not been executed, we are optimistic that it will be executed in the next several weeks. Nevertheless, there is a risk that the final agreement is not executed, or that relations between us and Beacon Street deteriorate, which may ultimately result in litigation and loss of our ability to use the Aristotle name. If we are unable to use our brand name for these activities we would be required to develop a new brand name for these activities, which could impact our sales and marketing activities, and therefore our ability to generate revenue from our website design product and services.

  In November 1998 we entered into a License, Development and Support Agreement with the State of California Legislative Counsel Bureau. The terms of this agreement required us to develop a customized software and hardware system for the CLCB at a price of $703,000 plus additional amounts for support, maintenance and additional custom programming. CLCB accepted delivery of the hardware and third-party software in the three-month period ended March 31, 1999 and we recognized revenue of $325,000 associated with this hardware and software. However, CLCB has claimed that the customized software does not meet the specifications contained in the agreement; has failed to make payments as required by the agreement; and has asserted that it has exercised its right to terminate the agreement. We have been negotiating with CLCB to settle the disputed payment. Although CLCB claims that it has the right to terminate the agreement based upon our alleged failure to comply with software specifications contained in the agreement, we do not believe we have materially breached the agreement, and thus we believe we have the right to collect our fees under the agreement. Should negotiations fail to result in a satisfactory settlement, we intend to institute legal proceedings against CLCB in an effort to collect the payment. Any litigation we would initiate could result in our incurrence of substantial legal fees and expenses. Further, CLCB could also assert a counterclaim against us alleging that we have breached the agreement. Under the agreement, we could be liable to CLCB for actual and consequential damages, as well as attorneys' fees, if a court were to find that we breached the agreement. We have not recognized any revenue related to the customized software and related services pending resolution of the dispute.

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

                                   MANAGEMENT

Director, Executive Officers and Key Employees

  Our directors, executive officers and key employees and their positions and ages, as of June 30, 2000, are as follows:

   Name                         Age                     Position
   ----                         ---                     --------
   John A. Phillips...........   44 Chairman of the Board and Chief Executive Officer
   Dean A. Phillips...........   42 President and Director
   T. Robert Christ...........   31 Chief Financial Officer
   J. Blair Richardson, Jr. ..   43 General Counsel
   Gordon N. Stoll............   34 Executive Vice President of Sales
   Nicholas Donatiello, Jr. ..   40 Director
   Esther Dyson...............   48 Director
   William R. Hambrecht.......   64 Director*
   John Despres...............   57 Director Nominee*

--------

* Following the closing of this offering, Mr. Hambrecht will resign his position as a director and Mr. Despres will commence serving as our class II director.

  John Aristotle Phillips co-founded us in 1983 and has since served as Chairman of our board of directors. From September 1999 to date, Mr. Phillips has served as our Chief Executive Officer, and from January 1983 to September 1999, Mr. Phillips served as our President. Mr. Phillips graduated from Princeton University in 1978 with a bachelor of science in aerospace engineering. While at Princeton, Mr. Phillips received international recognition for his design, from publicly available documents, of an atomic bomb. He is the co-author of Mushroom: the Story of the A-Bomb Kid, which was sold to a television network for a made for television movie. John Phillips is the brother of Dean Phillips, our President.

  Dean Aristotle Phillips co-founded us in 1983 and has since served as a director. Since September 1999, Mr. Phillips has served as our President. From 1994 to 1999, Mr. Phillips served as our Chief Executive Officer and from January 1983 to December 1994, Mr. Phillips served as our Vice President. Mr. Phillips graduated from MIT in 1980 with a bachelor of science from the Department of Engineering and Computer Science with a concentration in microcomputer design. Dean Phillips is the brother of John Phillips, our Chief Executive Officer.

  T. Robert Christ has served as our Chief Financial Officer since November of 1999. From August 1999 to October 1999 and following the acquisition of Pulsar Data Systems by Litronic, Inc., a publicly traded data security products company, Mr. Christ served as vice president of finance for Litronic. Prior to that acquisition, from August 1998 to June 1999, Mr. Christ served as the chief financial officer of Pulsar Data Systems, a systems integrator and reseller. From December 1994 to July 1998, Mr. Christ served as director of finance for The Centech Group, an information technology provider, and from August 1991 to October 1994, Mr. Christ worked as a senior accountant at Rubino and McGeehin, a Washington, D.C. accounting firm. Mr. Christ received a CPA certificate in May 1991. Mr. Christ obtained a bachelor of business administration in Accounting from James Madison University in 1991.

  John Despres has agreed to serve as our director upon the closing of this offering and will replace Mr. Hambrecht as our class II director. Since his retirement from the U.S. government in 1997, Mr. Despres has worked as a consultant on international financial and strategic affairs. From May 1999 to March 2000, Mr. Despres assisted Bill Bradley in developing foreign, defense and international economic policies for his presidential campaign. From 1993 to 1997, Mr. Despres served as Assistant Secretary of Commerce for Export Enforcement under President Clinton. From 1985 to 1993, Mr. Despres served as Senator Bill Bradley's principal staff advisor on national security policy and served as his designated assistant on the staff of the Senate Select Committee on Intelligence. In President Reagan's administration, from 1982 to 1985,
Mr. Despres served as the
founding Director of the Institute for National Strategic Studies at the National Defense University, and as Assistant to the Undersecretary of State for Economic Affairs in 1981. From 1977 to 1979, Mr. Despres served in President Carter's administration as Director of Strategic Assessments at the Department of Energy and as National Intelligence Officer for Nuclear Proliferation. Mr. Despres graduated magna cum laude from Harvard College in 1963.

  J. Blair Richardson, Jr. has served as our General Counsel since November 1999. Prior to joining us, he served as our outside counsel from March 1992 to September 1999, providing legal advice on matters relating to data acquisition, regulatory compliance and privacy. From January 1984 to February 1992, Mr. Richardson worked as an attorney with Winston and Strawn, Washington, D.C., specializing in litigation. He received his juris doctorate from the Fordham University School of Law in 1982 and graduated from Princeton University in 1979 with a bachelor of arts from the Department of English.

  Gordon N. Stoll has served as our Executive Vice President of Sales since February 2000. Since 1991, Mr. Stoll has worked for us in the following capacities: Vice President of Sales & National Territory Sales Manager from January 1999 to February 2000, Vice President of Sales and Sales Manager for the Southeast Region from February 1993 to December 1998, Director of Southeast sales from June 1992 to January 1993 and Director of Government Accounts from March 1991 to June 1992. Prior to joining us in 1991, he served as Capitol Hill sales director for Cali Communications from December 1989 to February 1991. He received his bachelor of arts in 1989 from University of Georgia.

  Nicholas Donatiello, Jr. has served as a director since September 1999. Since 1993, Mr. Donatiello has served as president and chief executive officer of Odyssey Ventures, Inc., which is the general partner of Odyssey, L.P. Mr. Donatiello also served as campaign manager from July 1989 to March 1991 and the press secretary from July 1987 to June 1989 for U.S. Senator Bill Bradley, where he undertook a major study of the changing role of cable television, including work with market research companies, cable television providers, media buying firms and heads of major advertising agencies. Mr. Donatiello currently serves as a director of TV Guide, Inc. He earned his bachelor of science in engineering at Princeton in 1982 and received his master of business administration from Stanford University.

  Esther Dyson has served as a director since March 2000. Since 1983, Ms. Dyson has served as chairman of EDventure Holdings, a company focused on emerging information technologies worldwide and specifically on the emerging computer markets of central and Eastern Europe. Ms. Dyson currently serves on the board of directors of the following companies: Languageware.net, MedicaLogic/Medscape, Scala Business Solutions, Thinking Tools, Uproar.com and WPP Group.

  William R. Hambrecht has served as a director since September 1999. Mr. Hambrecht is the founder and chairman of WR Hambrecht + Co, a position he has held since January 1998. Prior to founding WR Hambrecht + Co, Mr. Hambrecht co-founded Hambrecht & Quist, LLC in 1968, an investment banking firm specializing in emerging high growth technology companies. Mr. Hambrecht began his career in the securities business in 1958. Mr. Hambrecht currently serves on the board of directors of GetThere.com. Mr. Hambrecht graduated with a bachelor of arts in 1957 from Princeton University.

  Concurrently with the closing of this offering, Mr. Hambrecht will resign his directorship, but will continue to act as an advisor to us. In this capacity he will not have any voting power on the board but will be available to provide general business advice to the board. Mr. Hambrecht's replacement, Mr. Despres, will serve as a Class II director, and will serve as an independent director on each of the audit and compensation committees.

Board of Directors and Committees

  Following this offering, our board of directors will consist of between five and seven directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected for a three-year term to succeed the directors whose terms are expiring. Effective as of this offering, one of our Class I director seats will be vacant and the other seat will be occupied by Esther Dyson. The terms for the Class I directors will expire in 2000. Dean A. Phillips and Mr. Hambrecht's replacement as of the closing of this offering, John Despres, will be the Class II directors whose terms will expire in 2001. John A. Phillips and Nicholas Donatiello, Jr. will be the Class III directors whose terms will expire in 2002.

  Our board of directors has a compensation committee and an audit committee, each of which is governed by a charter. We did not have a compensation or audit committee in 1999. The compensation committee is responsible for making recommendations to our board of directors regarding salaries, incentives and other forms of compensation for our directors, officers and other employees. Effective as of the closing of this offering, Messrs. Donatiello and Despres and Ms. Dyson will serve as the members of the compensation committee.

  The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Effective as of the closing of this offering, Messrs. Donatiello and Despres and Ms. Dyson will serve as the members of the audit committee.

  Our board of directors may establish, from time-to-time, other committees to facilitate the management of our business.

Director Compensation

  Our directors do not receive compensation for attendance at board meetings. However, under the 2000 Omnibus Equity Incentive Plan, we have adopted a policy regarding the granting of options to directors that provides that upon election, new outside directors will receive an option to purchase 20,000 shares and upon re-election, each outside director will receive an additional grant of 10,000 shares. All options granted under this policy will be at the then-current fair market value. Our directors are also reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board meetings. In March 2000, we granted Ms. Dyson an option to purchase 71,356 shares of our common stock, at an exercise price of $2.01 per share. This grant will result in compensation expense of approximately $230,000 being recognized over the next five years based on the fair value of the stock at the time of the grant.

Compensation Committee Interlocks and Insider Participation

  Prior to May 14, 2000, our board of directors did not have a compensation committee and all compensation decisions were made by the full board of directors. The members of our compensation committee are currently Messrs. Donatiello and Hambrecht and Ms. Dyson. No interlocking relationship exists, or has existed in the past, between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Executive Compensation

  The following table provides summary information concerning compensation earned by or paid to our chief executive officer and to each of our other executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the fiscal year ended December 31, 1999. These individuals are referred to as the named executive officers.

                           Summary Compensation Table

                                                                   Long Term
                                                                  Compensation
                                         Annual Compensation         Awards
                                    ----------------------------- ------------
                                                                   Securities
                                                     Other Annual  Underlying
Name and Principal Position    Year  Salary   Bonus  Compensation Options (#)
---------------------------    ---- -------- ------- ------------ ------------
John A. Phillips.............. 1999 $232,083 $   --      $--            --
 Chairman and Chief Executive
  Officer

Dean A. Phillips.............. 1999  232,083     --       --            --
 President

T. Robert Christ(1)........... 1999   11,704  10,000      --         71,356
 Chief Financial Officer

J. Blair Richardson, Jr.(2)... 1999   16,250     --       --         32,978
 General Counsel

Gordon N. Stoll............... 1999  134,513     --       --         53,504
 Executive Vice President of
  Sales

--------
(1) Mr. Christ joined us in November 1999. Under the terms of his employment offer letter, Mr. Christ is entitled to an annual salary of $110,000.

(2) Mr. Richardson joined us in November 1999. Under the terms of his employment offer letter, Mr. Richardson is entitled to an annual salary of $130,000. In addition to the salary earned by Mr. Richardson in 1999, he received $90,000 and options to purchase 20,526 shares at an exercise price of $1.10 per share from us as outside counsel for the year ended December 31, 1999.

Stock Options

  The following tables summarize option grants and exercises during fiscal 1999 to or by our Chief Executive Officer and the named executive officers, and the value of the options held by such persons at the end of fiscal 1999. We have not granted any stock appreciation rights.

                          Option Grants in Fiscal 1999

                                                                              Potential Realizable
                                                                                     Value
                                             % of Total                     at Assumed Annual Rates
                                 Number of    Options                            of Stock Price
                                Securities   Granted to Exercise                  Appreciation
                                Underlying   Employees  or Base                for Option Term(3)
                                  Options    in Fiscal   Price   Expiration ------------------------
Name                           Granted(#)(1)  Year(2)    ($/Sh)     Date      0%      5%      10%
----                           ------------- ---------- -------- ---------- ------- ------- --------
John A. Phillips.............        --          --        --          --       --      --       --
Dean A. Phillips.............        --          --        --          --       --      --       --
T. Robert Christ.............     71,356       11.90%    $2.01     9/30/09      --  $90,653 $229,733
J. Blair Richardson, Jr.(4)..     32,978        5.50      2.01    10/31/09      --   41,680  105,625
Gordon N. Stoll..............     20,526        3.42      1.10     3/31/09  $18,750  44,692   84,492
Gordon N. Stoll..............     32,978        5.50      2.01    10/31/09      --   41,680  105,625

--------
(1) The exercise price may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. We may also finance the option exercise by lending the optionee funds to pay the exercise price for the purchased shares. These options vest over five years at the rate of 25% of the shares subject to the option on the first anniversary of the vesting start date specified in the stock option agreement and 1.5625% every month after that date. Upon specified changes in control, all shares that are then unvested will become vested. Options expire ten years from the date of grant.

(2) We granted to employees options to acquire 599,411 shares of our common stock in 1999.

(3) The potential realizable value of each grant of options has been calculated, pursuant to the regulations promulgated by the Securities and Exchange Commission, assuming that the market price of our common stock appreciates in value from the date of grant to the end of the option term at the annualized rates of 0%, 5% and 10%. The market price of the common stock was determined to be $2.01 per share. The fair market value was determined in good faith by our Board of Directors based upon the selling price of the Series A Preferred Stock to third parties in September 1999 because the Series A Preferred Stock is convertible, on a share for share basis, prior to the effect of the common stock split, into common stock. These values do not represent our estimate or projection of future value of our common stock. There can be no assurance that any of the value reflected in the table will be achieved. If the offering price of $12.00 per share was used to calculate the value of the options, the above mentioned options would yield an estimated realizable value of $712,846 for Mr. Christ, $329,450 for Mr. Richardson and $553,184 for Mr. Stoll.

(4) Excludes 20,526 options granted to Mr. Richardson for services he provided prior to becoming an employee. These options have an exercise price of $1.10 and expire March 31, 2009.

        Aggregated Option Exercises in Fiscal 1999 and Value of Options
                             At End of Fiscal 1999

                                 Number of Securities            Value of Unexercised
                            Underlying Unexercised Options       In-the-Money Options
                                 at End of Fiscal 1999         at End of Fiscal 1999(1)
                            ------------------------------- -------------------------------
Name                        Exercisable(#) Unexercisable(#) Exercisable($) Unexercisable($)
----                        -------------- ---------------- -------------- ----------------
John A. Phillips..........         --              --          $    --         $    --
Dean A. Phillips..........         --              --               --              --
T. Robert Christ..........         --           71,356              --          712,846
J. Blair Richardson, Jr...      20,526          32,978          223,733         329,450
Gordon N. Stoll...........      20,526          32,978          223,733         329,450

--------
(1) Value is based on the difference between the option exercise price and $12.00, the estimated initial public offering price of our common stock, multiplied by the number of shares of our common stock underlying the option. No market existed for our common stock prior to this offering.

1999 Stock Option Plan

  In March 1999, our board of directors adopted, subject to the approval of our stockholders, the 1999 Stock Option Plan. Stockholder approval was obtained on March 16, 1999. The 1999 plan allows options to be granted either as incentive stock options or as non-qualified stock options. The aggregate number of shares authorized for issuance under the 1999 plan is 1,135,748. As of June 30, 2000:

  .  options to purchase 787,659 shares were outstanding;

  .  options to purchase 242,894 shares were vested; and

  .  0 options had been exercised.

  Following the closing of this offering, no additional options will be granted under the 1999 plan. Options granted under the 1999 plan are subject to the following terms:

  . options are exercisable within the times or upon the events as determined by the compensation committee and described in each grant. Each option must become exercisable at a rate of at least 20% per year over five years from the date the option is granted, and no incentive stock option granted to a 10% or greater stockholder shall be exercisable after the expiration of five years from the date the option was granted;

  . the exercise price of any non-qualifying option shall not be less than 85% of the fair market value of the share on the date the option is granted, and the exercise price of an incentive stock option shall not be less than 100% of the fair market value on the date the option is granted;

  . unless the stock option grant states differently, options granted under the plan terminate and may not be exercised if the optionee ceases to be employed by us or our affiliates;

  .  options under the plan are not transferable or assignable; and

  . the plan provides that upon the occurrence of a change of control event, the surviving entity must either assume or substitute the options granted under the plan, or in the alternative, the options become fully exercisable.

2000 Omnibus Equity Incentive Plan

  We expect to adopt our 2000 Omnibus Equity Incentive Plan before the closing of this offering. We expect that the 2000 plan will provide for a total of 560,000 shares of our common stock to initially be reserved for issuance. The 2000 plan is designed to assist us in recruiting, retaining and motivating our employees, outside directors and independent contractors. Under the 2000 plan we can grant:

  . restricted shares, which are shares of our common stock granted to an individual that vest over a period of time and may also be restricted as to sale, assignment or other transfer;

  . stock units, which are unfunded contractual rights to receive an amount based on the value of our common shares;

  . incentive stock options, which are options to purchase shares of our common stock that are designed to receive favorable tax treatment under the Internal Revenue Code of 1986, or the Code;

  . nonstatutory stock options, which are options to purchase shares of our common stock that are not designed to receive favorable tax treatment under the Code; and

  . stock appreciation rights, which are rights to receive the appreciation, if any, in value of a share of our common stock between the date of grant and the date of exercise.

  Our compensation committee will administer the 2000 plan and has the authority to determine to whom options will be granted and shares will be sold, the number of shares and the exercise and vesting terms.

Options granted under the 2000 plan will be subject to the following terms:

  . options are exercisable within the times or upon the events as determined by the compensation committee and described in each grant; each option must become exercisable within 10 years from the date of grant, and no incentive stock option granted to a 10% or greater stockholder shall be exercisable after the expiration of five years from the date the option was granted;

  . the exercise price of any non-qualifying option shall not be less than 85% of the fair market value of the share on the date the option is granted, or less than 100% for outside directors, and the exercise price of an incentive stock option shall not be less than 100% of the fair market value on the date the option is granted or less than 110% for ten percent shareholders;

  . unless the stock option grant states differently, options granted under the plan terminate and may not be exercised if the optionee ceases to be employed by us or our affiliates;

  .  options under the plan are not transferable or assignable; and

  . upon the occurrence of a change of control event, the surviving entity must either assume or substitute the options granted under the plan, pay cash or cash equivalents in settlement of the full value of outstanding options, or in the alternative, the options become fully exercisable.

2000 Employee Stock Purchase Plan

  We expect to adopt our 2000 Employee Stock Purchase Plan, or ESPP, before the closing of this offering. The purpose of the ESPP is to give eligible employees an opportunity to purchase shares of our common stock at a price below their market value and to pay for the purchases through payroll deductions. We expect that there will be 400,000 shares of our common stock reserved for issuance under the ESPP.

  The ESPP will be administered by our compensation committee. The committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish the limitations and procedures it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.

  Each of our regular full-time and part-time employees who customarily works at least 20 hours per week and more than five months in any calendar year is eligible to participate in the ESPP after six consecutive months of employment. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own stock of our company (including stock the employee may purchase under outstanding options) representing five percent or more of the total combined voting power or value of all classes of stock of our company. In addition, no employee is permitted to participate if, under the ESPP and all of our similar purchase plans, the rights would accrue at a rate which exceeds $25,000 of the fair market value of the stock (determined at the time the right is granted) for each calendar year.

401(k) Plan

  We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who are 21 years old and have one year of service are eligible to participate and may enter the 401(k) plan as of the first day of each plan year and the date six months later. Participants may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We may make matching contributions, of up to five percent, to the 401(k) plan. Each participant is fully vested in his or her contributions, and will vest in any matching contributions we make over a six-year vesting schedule. Contributions by us or the participants to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions made by us, if any, will generally be deductible by us when made. Contributions made by the participants and us are held in trust as required by law.

Employment Agreements and Change of Control Arrangements

 John A. Phillips and Dean A. Phillips

  On September 17, 1999, we entered into a two-year employment agreement with each of John A. Phillips, our Chief Executive Officer, and Dean A. Phillips, our President. The annual salary under each of these agreements was initially $220,000, but has been raised to $232,083. Under both agreements, we have the right to terminate the agreement on 30 days notice to the employee. However, if we terminate employment, we may become liable for a severance payment, as described below. In addition, under each agreement the employee may terminate his employment upon 30 days' notice if we breach the contract. Both agreements provide a non-compete restriction on the employee that has a duration of one year from the termination of the employment relationship. These non-compete agreements become void against the employee if the employee is terminated without cause or constructively terminated.

  Upon the occurrence of either an involuntary termination without cause or a constructive termination, including a constructive termination following a change in control, the company must make payments to the terminated employee, over the following four months, which in the aggregate equal 100% of the employee's annual base salary, plus any other incentive compensation payable to the employee. In addition, upon the occurrence of either of these events, any stock options granted to the employee shall become immediately vested and exercisable for each employee and our repurchase rights over 2,052,556 shares owned by each employee will lapse.

 T. Robert Christ

  Under the terms of Mr. Christ's employment offer letter, dated October 10, 1999, he is entitled to an annual salary of $110,000. In addition, Mr. Christ is entitled to a bonus of $15,000 upon the consummation of this offering. Under this agreement, if Mr. Christ is terminated by us without cause during the first 12 months of his employment, he is entitled to severance equal to the amount of his salary that he would have earned during the remaining initial 12-month period. In addition, 25% of the shares covered by Mr. Christ's initial option grant, or 17,839 shares of common stock, vest immediately in the event he is terminated without cause during the first 12 months of his employment with us. Mr. Christ is subject to a non-competition agreement for a period of one year from the termination of his employment.

 J. Blair Richardson, Jr.

  Under the terms of Mr. Richardson's employment offer letter, dated November 2, 1999, he is entitled to an annual salary of $130,000 and a bonus of up to $15,000. Either party must give the other two weeks' notice in order to terminate the employment relationship. Mr. Richardson is subject to a non-competition agreement for a period of one year from the termination of his employment, which prevents him from soliciting any of our clients and from misusing any proprietary information.

 Gordon N. Stoll

  Under the terms of Mr. Stoll's employment arrangements, he is entitled to an annual salary of $30,000, plus commission. In 1998 and 1999, Mr. Stoll was paid commissions of approximately $70,000 and $105,000. Mr. Stoll is also entitled to a bonus if periodic sales targets are met. Either party must give the other two weeks' notice in order to terminate the employment, except that we may terminate Mr. Stoll's employment without notice if he breaches his employment terms or habitually neglects his duties.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our certificate of incorporation and bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

  We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                           RELATED-PARTY TRANSACTIONS

  Since the beginning of our last fiscal year, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

  In September 1999, we sold and issued 1,272,727 shares of our Series A Preferred Stock with an initial conversion rate of $2.01 per share, post split, for an aggregate consideration of $3,500,000, to raise capital to finance our operations. Upon completion of this offering, each share of Series A Preferred Stock will convert into one share of common stock.

  The following table summarizes purchases, valued in excess of $60,000, of shares of our Series A Preferred Stock by our directors, executive officers and 5% stockholders, including the number of shares of Series A Preferred Stock bought, the aggregate consideration paid for the shares and the aggregate value of the shares, assuming conversion of the shares into our common stock and an assumed offering price of $12.00 per share:

                                        Number of Shares             Pro Forma
                                          of Series A    Aggregate   Aggregate
Stockholder                             Preferred Stock  Price Paid    Value
-----------                             ---------------- ---------- -----------
W.R. Hambrecht/Aristotle, LLC..........     727,273      $2,000,001 $11,942,148
ePartners..............................     363,636      $  999,999 $ 5,971,068

  These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financing. W. R. Hambrecht/Aristotle, LLC and Odyssey Capital II, LLC are limited liability companies and ePartners is a company organized under the laws of the United Kingdom. All of these entities were formed for investment purposes and we believe that all of the investors in these entities are accredited investors. Messrs. Hambrecht and Donatiello either control or are affiliated with W.R. Hambrecht/Aristotle, LLC and Odyssey Capital II, LLC. ePartners is a limited partnership formed for investment purposes, all of the investors of which we believe are accredited investors. Mr. Donatiello is a managing partner of this entity, and also serves as a director of WR Hambrecht + Co.

  Prior to December 31, 1995, John A. Phillips advanced to us $14,417 pursuant to oral lending agreements with us, which advances were payable on demand. The annual rate of interest on the advances was 9%. Prior to December 31, 1995, Dean A. Phillips advanced to us $13,102 pursuant to oral lending agreements with us. At December 31, 1995, aggregate outstanding balances under these loans were $27,519.

  During the year ending December 31, 1996, John A. Phillips advanced to us $72,334 pursuant to oral lending agreements with us, and Dean A. Phillips advanced to us $75,343 pursuant to oral lending agreements with us, which advances were payable on demand. The annual rate of interest on the advances was 9%. During the year ended December 31, 1996, we repaid $8,360 of outstanding advances to John A. Phillips. At year-end, the outstanding balance to John A. Phillips was $78,391 and the outstanding balance to Dean A. Phillips was $88,445.

  During the year ending December 31, 1997, John A. Phillips advanced to us $21,975 pursuant to oral lending agreements with us and Dean A. Phillips advanced to us $130,719 pursuant to oral lending agreements with us, which advances were payable on demand. The annual rate of interest on the advances was 9%. During the year ended December 31, 1997, we repaid outstanding advances to John A. Phillips of $9,016 and outstanding advances to Dean A. Phillips of $87,800. At year-end, the outstanding balance to John A. Phillips was $91,350 and the outstanding balance to Dean A. Phillips was $131,364.

  During the year ending December 31, 1998, John A. Phillips advanced to us $679 pursuant to a oral lending agreement with us and Dean A. Phillips advanced to us $347,003 pursuant to oral lending agreements with us, which advances were payable on demand. The annual rate of interest on the advances was 9%. During the year ended December 31, 1997, we repaid outstanding advances to John A. Phillips of $52,897 and outstanding advances to Dean A. Phillips of $276,363. At year-end, the outstanding balance to John A. Phillips was $39,132 and the outstanding balance to Dean A. Phillips was $202,004.

  During the period from January 1, 1999 through September 16, 1999, additional advances were made by Dean A. Phillips to us in the amount of $196,000 and repayments were made by us to John A. Phillips of $128,997. As of September 16, 1999, the total aggregate advances equalled $308,139. This advance did not bear interest and was payable on demand. In connection with the sale of our Series A Preferred Stock, John A. Phillips and Dean A. Phillips converted these outstanding advances of $308,139 into a promissory note payable to John A. Phillips and Dean A. Phillips and waived accrued interest. This promissory note is convertible into Series A Preferred Stock and is due and payable upon the initial public offering of our common stock or upon a change of control. In connection with this conversion, all outstanding interest on the advances was waived by John A. Phillips and Dean A. Phillips. Immediately prior to the effectiveness of this offering, John A. Phillips and Dean A. Phillips have agreed to convert the promissory note into shares of Series A Preferred Stock, which will in turn convert into 153,326 shares of common stock at the closing of this offering.

  Prior to being hired as our General Counsel in November 1999, we paid Blair Richardson an aggregate of $90,000 and granted him options to purchase 20,526 shares of common stock at an exercise price of $1.10 per share for his services to us as outside legal counsel.

  Two of our directors, William Hambrecht and Nicholas Donatiello, Jr., are beneficial owners of W.R. Hambrecht/Aristotle LLC, a limited liability company that owns 727,273 shares of our Series A Preferred Stock. Additionally, Mr. Donatiello is a beneficial owner of Odyssey Capital II, LLC and ePartners.

  Our Chief Executive Officer, John A. Phillips, and our President, Dean A. Phillips, are brothers.

  We paid accrued deferred compensation charges of approximately $55,000 to our President in 2000.

  In June 1999, we entered into an agreement with Aristotle Ventures, LLC, an entity beneficially owned by our Chief Executive Officer, John A. Phillips, and our President, Dean A. Phillips, to lease our office building located at 2237 Union Street in San Francisco, California. Under the terms of the agreement, we paid monthly rent of $3,300. The lease was terminated in late 1999.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding beneficial ownership of common stock as of June 30, 2000, as adjusted to reflect the sale of 2,000,000 shares of common stock in this offering, by:

  . each person or entity known to us to own beneficially more than 5% of our common stock;

  . each of our directors;

  . each of the named executive officers; and

  . all of our executive officers and directors as a group.

  In addition, Mr. John Despres, who will serve as a Class II director upon closing of this offering, will receive options to purchase 20,000 shares of our common stock upon the closing of this offering.

  Except as otherwise indicated and subject to applicable community property laws, each person has sole investment and voting power with respect to the shares shown. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

  The following table assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 6,000,000 shares of common stock outstanding as of June 30, 2000, which assumes conversion of all Series A Preferred Stock, and 8,000,000 shares outstanding immediately after completion of this offering.

  Unless otherwise indicated, the address for the following stockholders is Aristotle International, Inc., 50 E Street, S.E., Suite 300, Washington, D.C. 20003.

                                                            Percent of Shares
                                                               Outstanding
                                                  Shares    -----------------
                                               Beneficially  Before   After
Name and Address of Beneficial Owner              Owned     Offering Offering
------------------------------------           ------------ -------- --------
John A. Phillips(1)...........................  2,055,137      34%      26%
Dean A. Phillips(2)...........................  2,203,301      37       28
T. Robert Christ..............................          0       *        *
J. Blair Richardson, Jr.(3)...................     20,526       *        *
Gordon N. Stoll(4)............................     20,526       *        *
Nicholas Donatiello, Jr.(5)...................  1,741,562      29       22
Esther Dyson .................................          0       *        *
William Hambrecht(6)..........................    995,179      17       12

WR Hambrecht + Co
 539 Bryant Street, Suite 100
 San Francisco, CA 94107

W.R. Hambrecht/Aristotle, LLC.................    995,179      17       12
 WR Hambrecht + Co
 539 Bryant Street, Suite 100
 San Francisco, CA 94107

ePartners.....................................    497,589       8        6
 1211 Avenue of the Americas
 New York, NY 10036

All directors and executive officers as a
 group (8 persons)(7).........................  6,000,000     100%      75%

--------
 *  Less than 1%

(1) Includes 2,581 shares that will be issued pursuant to a convertible note as of the closing of this offering.

(2) Includes 150,745 shares that will be issued pursuant to a convertible note as of the closing of this offering.

(3) Includes 20,526 shares that are issuable upon exercise of an option that is exercisable within 60 days of September 1, 2000.

(4) Includes 20,526 shares that are issuable upon exercise of an option that is exercisable within 60 days of September 1, 2000.

(5) Includes 248,794 shares owned by Odyssey Capital II, LLC, 497,589 shares owned by ePartners, and 995,179 shares owned by W.R. Hambrecht/Aristotle, LLC. Mr. Donatiello is a managing member of each of these entities.
    Mr. Donatiello disclaims beneficial ownership of these shares except to the extent of his ownership interests in each of the entities.

(6) Includes 995,179 shares held by W.R. Hambrecht/Aristotle, LLC. Mr. Hambrecht either controls or is affiliated with this entity.

(7) Includes shares listed in footnotes (1), (2), (3), (4), (5) and (6) above.

  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                          DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, and after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, our authorized capital stock will consist of 30,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

  Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

  Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

  Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless we are subject to
Section 2115 of the California Corporations Code. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  Preemptive rights, conversion and redemption. Holders of the common stock are not entitled to preemptive rights and shares of common stock are not subject to conversion or redemption.

  Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of us, the holders of common stock are entitled to share in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

  Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefore, duly and validly issued, fully paid and nonassessable.

Preferred Stock and Bylaw Provisions

  Our board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can also fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares. Examples of these rights include liquidation preferences, enhanced dividend rights and voting preferences.

  Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

  .  delay, defer or prevent a change in control;

  . discourage bids for the common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; or

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

We have no current plans to issue any shares of preferred stock.

  Our bylaws provide that:

  .  all stockholder action be taken at a stockholders' meeting;

  . special meetings of stockholders may only be called by the chairman of the board, the chief executive officer or the board of directors; and

  . our board of directors is divided into three classes, with each class serving a staggered three-year term.

  The provisions described above, together with the ability of our board of directors to issue preferred stock, may have the effect of deterring a hostile takeover or delaying a change in our control or management.

Registration Rights

  Upon completion of this offering, the holders of 1,741,562 shares of common stock issuable upon conversion of the Series A Preferred Stock have the right to cause us to register these shares under the Securities Act as follows:

  . Demand registration rights. Six months after the closing of this offering, the holders of 25% or more of our common stock issuable or issued upon conversion of the Series A Preferred Stock may request that we register their shares with respect to all or part of their registrable securities having aggregate proceeds of at least $5,000,000.

  . Piggyback registration rights. The holders of registrable securities may request to have their shares registered any time we file a registration statement to register any of our securities for our own account or for the account of others.

  . S-3 registration rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3, have not already effected one S-3 registration within the past 12 months, and if the aggregate proceeds from the registration will be more than $5,000,000.

  Messrs. John and Dean Phillips, who hold an aggregate of 4,105,112 shares of our common stock, also have piggyback registration rights. Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

  We will pay all registration expenses, other than underwriting discounts and commissions, in connection with any demand or piggyback registration. We are not obligated to pay any expenses of registration in the case of a demand or S-3 registration that is subsequently withdrawn at the request of the stockholders. The registration rights terminate five years following the closing of this offering, or, with respect to each holder of registrable securities, when the holder can sell all of the holder's shares in any three-month period under Rule 144 under the Securities Act.

Delaware Anti-Takeover Law

  Delaware takeover statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  In general, Section 203 defines an interested stockholder as any entity or person who, together with his or her affiliates and associates owns, or within three years, beneficially owned, 15% or more of the outstanding voting stock of the corporation. The term business combination includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Registrar & Transfer Company.

Listing

  We have applied to have our common stock quoted on the Nasdaq National Market under the symbol VOTE.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

  When this offering is completed, we will have a total of 8,000,000 shares of common stock outstanding, assuming no exercise of outstanding options. All of our officers, directors and stockholders have agreed not to transfer or dispose of, directly or indirectly, any of their shares of our common stock, or any securities convertible into, or exchangeable or exercisable for shares of our common stock, for a period of 180 days from the date of this prospectus. Of our 8,000,000 shares of outstanding common stock:

  . 2,000,000 will be freely tradable unless they are purchased by our affiliates, as defined in Rule 144 under the Securities Act; and

  . 6,000,000 will not be available for sale until 180 days after the date of this prospectus; however, they are restricted shares, which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission and, therefore, may be resold only through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

Rule 144

  In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock, which will equal approximately 200,000 shares upon completion of this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

  Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

  A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases securities, including options, from us before the date of this prospectus through our stock option plans or through some other written agreement is eligible to resell those shares, including shares issued upon the exercise of options, 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period, information and volume restrictions contained in Rule 144.

                              PLAN OF DISTRIBUTION

  In accordance with the terms of an underwriting agreement among us, W.R. Hambrecht + Co., LLC and DLJdirect Inc., as representative(s) of the underwriters, the underwriters will purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   W.R. Hambrecht + Co., LLC..........................................
   DLJdirect Inc. ....................................................
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and our counsel and independent accountants. Subject to those conditions, the underwriters are committed to purchase all shares of our common stock offered if any of the shares are purchased.

  The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and subject to possible adjustments also described below and to dealers at this
price less a concession not in excess of $   per share. Any dealers that
participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided by the sale of the shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, if all the shares are not sold at the initial public offering price, the public offering price and other selling terms may be changed by the underwriters. The underwriters have informed us that they do not intend discretionary sales to exceed 10% of the shares of the common stock offered by this prospectus.

  The following table shows the per share and total compensation and estimated expenses to be paid to the underwriters by us in connection with this offering. The underwriting discount will be determined through negotiations between us and the representatives of the underwriters, and will be calculated as a percentage of the offering price not to exceed 5.75% of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and
 Commissions paid by
 us.....................      $              $              $              $
Expenses payable by us..      $              $              $              $

  The expenses of the offering, exclusive of the underwriting discounts, will be approximately $ million. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, our printing expenses, our expenses incurred in connection with meetings with potential investors, the filing fees of the Securities and Exchange Commission and the listing fees of the Nasdaq National Market.

  An electronic prospectus is available on the website maintained by WR Hambrecht + Co and DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, each of which is a representative of the underwriters. Other than the prospectus in electronic format, the information on these websites relating to the offering is not part of this prospectus and has not been approved or endorsed by us and should not be relied on by prospective investors.

  W.R. Hambrecht/Aristotle, LLC is an affiliate of WR Hambrecht + Co, one of the underwriters in this offering. As described in Principal Stockholders, W.R. Hambrecht/Aristotle, LLC owns an aggregate of 995,179 shares of common stock, which represent more than 10% of our outstanding common stock. As a result, under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provides that the public offering price of an equity security be no higher than that recommended by a qualified independent underwriter, DLJdirect Inc. has assumed the responsibilities of acting as the qualified independent underwriter for this offering, without receiving additional compensation for these responsibilities, and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering, DLJdirect Inc. is performing due diligence investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The Auction Process

  The method of distribution being used by the underwriters in this offering is known as the OpenIPO process. It differs from that traditionally employed in underwritten public offerings. In particular, the public offering price will be based primarily on an auction conducted by the underwriters. The allocation of shares of our common stock will be determined entirely by the auction process, and WR Hambrecht + Co reserves the right to round all allocations to eliminate odd-lots. The following describes how WR Hambrecht + Co, other underwriters and selected dealers will conduct the auction process and confirm bids from prospective investors:

  . Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers will solicit bids from prospective investors through the Internet, telephone and facsimile. The bids will specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of this prospectus. The minimum size of any bid is 100 shares.

  . The shares offered by this prospectus may not be sold nor may offers to buy be accepted prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by WR Hambrecht + Co involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

  . Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. On or after that time, WR Hambrecht + Co may post on its website an estimate of the clearing price if the clearing price is within the range presented on the cover page of this prospectus.

  . After the registration statement relating to this offering becomes effective, potential investors who have submitted bids to WR Hambrecht + Co will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and will be requested to confirm their bids.

  . The auction will close after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co. The actual time at which the auction closes will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement becomes effective. After the registration statement has been declared effective, the public offering price of our common stock may be set at a price that is outside of the range set forth on the cover of this prospectus.

  . All bids that are not confirmed before the time specified by the underwriters, or if the time is not specified, by the close of the auction, will be deemed withdrawn.

  . Once a potential investor affirmatively confirms its previous bid, the confirmation will remain valid unless subsequently withdrawn by the potential investor. Potential investors will be able to withdraw their bids at any time before the close of the auction by notifying WR Hambrecht + Co or a participating dealer.

  . If the public offering price range is changed before or after a potential investor affirmatively confirms a bid, or if the public offering price is outside the public offering range previously provided to the potential investor in the prospectus, the underwriters and participating dealers will notify potential investors of the change and that offers will not be accepted until the potential investor has again reconfirmed its bid regardless of whether the potential investor's initial bid was above, below or at the public offering price.

  . Following the closing of the auction, WR Hambrecht + Co will determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the clearing price, will be determined based on the results of all valid bids at the time the auction is closed. The clearing price will not necessarily be the public offering price, which will be set as described in Determination of Public Offering Price below. The public offering price will determine the allocation of shares to potential investors, with all bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

  . Once the auction closes and a clearing price is set as described below, WR Hambrecht + Co will accept the bids within a very short period of time from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor's bid.

  . WR Hambrecht + Co or a participating dealer will notify successful bidders by e-mail, telephone or facsimile that the auction has closed and that their confirmed bids have been accepted. Other bidders will be notified that their bids have not been accepted.

  . Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including telephone and facsimile.

  Some underwriters and selected dealers that participate in this offering may request prospective investors to confirm their bids prior to the effective date of the registration statement, if that practice is used by these institutions in connection with initial public offerings that are not conducted using the OpenIPO process.

Determination of Public Offering Price

  The public offering price for this offering will ultimately be determined by negotiation between the underwriters and us after the auction closes and will not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors were considered in establishing the initial public offering price range. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price will be the clearing price resulting from the auction.

  The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run.

  Factors considered in determining the initial public offering price range included an assessment of our management, operating results, capital structure and business potential and the demand for similar securities of comparable companies. Changes, if any, in the public offering price range will be based primarily on the bids received.

  The public offering price may be lower, but will not be higher, than the clearing price based on negotiations between the underwriters and us. The public offering price will always determine the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all bids that are at or above the public offering price will receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we and the underwriters are not able to reach agreement on the public offering price, then we and the underwriters will either postpone or cancel this offering. Alternatively, we may file a post-effective amendment to the registration statement in order to conduct a new auction.

  The following simplified example illustrates how the public offering price will be determined through the auction process: Company X offers to sell 100,000 shares in its public offering through the auction process.

  WR Hambrecht + Co, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.

  The first bid is to pay $10 per share for 20,000 shares. The second bid is to pay $9 per share for 30,000 shares. The third bid is to pay $8 per share for 60,000 shares. The fourth bid is to pay $7 per share for 40,000 shares. The fifth bid is to pay $6 per share for 80,000 shares.

  Assuming that all of these bids are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8 per share, which is the highest price at which all 100,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8 per share based on negotiations between the underwriters and Company X.

  If the public offering price is the same as the $8 per share clearing price, the underwriters will confirm bids at or above $8 per share. Because 110,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8 per share would not receive any shares in this example.

  If the public offering price is $7 per share, the underwriters will confirm bids that were made at or above $7 per share. No bids made at a price of less than $7 per share will be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 100,000 shares offered, based on the 150,000 shares they requested, or two-thirds of the shares for which bids were made.

  The potential investor with the lowest bid would not receive any shares in this example. The following table illustrates the example described above, assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

                      Initial Public Offering of Company X

                     Bid Information                     Auction Results
              ------------------------------ ---------------------------------------
                                                       Approximate
                        Cumulative                      Allocated
               Shares     Shares              Shares    Requested  Clearing  Amount
              Requested Requested  Bid Price Allocated   Shares     Price    Raised
              --------- ---------- --------- --------- ----------- -------- --------
               20,000     20,000    $10.00     18,000       90%     $8.00   $144,000
               30,000     50,000      9.00     27,000       90       8.00    216,000
 Clearing
 Price (right
 arrow)        60,000    110,000      8.00     55,000       90       8.00    440,000
               40,000    150,000      7.00          0        0
               80,000    230,000      6.00          0        0
                                              -------                       --------
                                    Total:    100,000                       $800,000
                                              =======                       ========

Requirements for Valid Bids

  Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, potential investors must deposit at least $2,000 in their account. This brokerage account will be a general account subject to WR Hambrecht + Co's customary rules, and will not be limited to this offering. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a bid through a WR Hambrecht + Co brokerage account must have an account balance equal to or in excess of the amount of its bid or its bid will not be accepted by WR Hambrecht + Co. However, other than the $2,000 described above, prospective investors will not be required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to the underwriters, and any amounts in excess of $2,000 may be withdrawn, at any time until the acceptance of the bid and the subsequent closing of this offering. Conditions for valid bids, including eligibility standards and account funding requirements of other underwriters or participating dealers other than WR Hambrecht + Co, may vary.

The Closing of the Auction and Allocation of Shares

  The auction will close on the date and at the approximate time estimated and publicly disclosed in advance by the underwriters on the website of WR Hambrecht + Co at www.wrhambrecht.com or www.openipo.com. The 2,000,000 shares offered hereby, or 2,300,000 shares if the underwriters' overallotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted bids at or higher than the public offering price. These investors will be notified by e-mail, telephone or facsimile as soon as practicable following the closing of the auction that their bids have been accepted.

  Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect upon the offering.

  Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

  We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of our common stock at the offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, the underwriters will have a firm commitment to purchase the additional shares, and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

  We have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock option plans and stock purchase plan, for a period of 180 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our directors, executive officers and all of our stockholders and optionees have agreed to restrictions on his or her ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co.

  In connection with the offering, persons participating in the offering may purchase and sell shares of common stock on the open market. These transactions may include short sales, stabilizing transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering which creates a syndicate short position. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  WR Hambrecht + Co currently intends to act as a market maker for our common stock following this offering. However, WR Hambrecht + Co is not obligated to do so and may discontinue any market making at any time.

  WR Hambrecht + Co is an investment banking firm formed in February 1998. In addition to this offering, WR Hambrecht + Co has engaged in the business of public and private equity investing and financial advisory services since its inception. The manager of WR Hambrecht + Co, William R. Hambrecht, has 40 years of experience in the securities industry.

                                 LEGAL MATTERS

  Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for Aristotle by Pillsbury Madison & Sutro LLP, San Diego, California. Legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

  Our financial statements and schedule as of December 31, 1999, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that we have suffered recurring losses, have an accumulated deficit and negative working capital and are dependent upon additional financing, which raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of that uncertainty.

  Our financial statements and schedule as of December 31, 1998, and for each of the years in the two-year period ended December 31, 1998, have been included in this prospectus and in the registration statement in reliance upon the report of Keller Bruner & Company, LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               CHANGE OF AUDITORS

  On February 22, 2000, we retained KPMG LLP to act as our independent public accountants and informed our prior auditors, Keller Bruner & Company, LLP, who had been our independent accountants since September 1999, of our decision. In connection with Keller Bruner & Company, LLP's audit of the financial statements for the years ended December 31, 1997 and 1998 and through February 22, 2000, there were no disagreements with Keller Bruner & Company, LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures. The decision to change auditors was approved by our board of directors. We have provided Keller Bruner & Company, LLP with a copy of the disclosure contained in this section of the prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Aristotle and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

                         ARISTOTLE INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Reports..............................................  F-2

Balance Sheets.............................................................  F-4

Statements of Operations...................................................  F-5

Statements of Stockholders' Equity (Deficit)...............................  F-6

Statements of Cash Flows...................................................  F-7

Notes to Financial Statements..............................................  F-8

Unaudited Condensed Balance Sheets......................................... F-20

Unaudited Condensed Statements of Operations............................... F-21

Unaudited Condensed Statements of Cash Flows............................... F-22

Notes to Unaudited Condensed Financial Statements.......................... F-23

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Aristotle International, Inc.:

  We have audited the accompanying balance sheet of Aristotle International, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aristotle International, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered recurring losses, has an accumulated deficit and negative working capital and is dependent upon additional financing, which raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

McLean, Virginia

May 12, 2000, except for
 Note 15 which is as of
 July 6, 2000 and Note 16
 which is as of
 September 1, 2000

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Aristotle International, Inc.:

  We have audited the accompanying balance sheet of Aristotle International, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aristotle International, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          /s/ Keller Bruner & Company, LLP

Bethesda, Maryland
October 29, 1999

                         ARISTOTLE INTERNATIONAL, INC.

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1999
                                                       ----------  -----------
Assets
Current assets:
  Cash and cash equivalents........................... $   44,399  $ 2,404,956
  Accounts receivable, net............................    178,725    1,003,727
  Income tax receivable...............................    117,718       80,898
  Other receivables...................................     27,386       13,067
  Prepaid expenses and other current assets...........    102,471      100,000
                                                       ----------  -----------
    Total current assets..............................    470,699    3,602,648
  Property and equipment, net.........................     89,014      175,921
  Other assets........................................      1,952       23,048
                                                       ----------  -----------
                                                       $  561,665  $ 3,801,617
                                                       ==========  ===========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Current installments of obligations under capital
   lease.............................................. $      --   $     3,665
  Accounts payable....................................    137,737      727,754
  Accrued expenses....................................    279,196      495,169
  Deferred revenue....................................    342,648      771,505
  Notes payable--related parties......................    241,136      308,139
                                                       ----------  -----------
    Total current liabilities.........................  1,000,717    2,306,232
Obligations under capital lease, excluding current
 portion..............................................        --        11,418
                                                       ----------  -----------
    Total liabilities.................................  1,000,717    2,317,650
                                                       ----------  -----------
Convertible preferred stock...........................        --     3,500,000
                                                       ----------  -----------
Commitments and contingencies

Stockholders' equity (deficit):
  Common stock, $0.001 par value; 10,000,000 shares
   authorized; 4,105,112 shares issued and
   outstanding........................................      4,105        4,105
  Additional paid-in capital..........................     71,395      408,985
  Accumulated deficit.................................   (514,552)  (2,429,123)
                                                       ----------  -----------
                                                         (439,052)  (2,016,033)
                                                       ----------  -----------
                                                       $  561,665  $ 3,801,617
                                                       ==========  ===========


                See accompanying notes to financial statements.

                         ARISTOTLE INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                                                Year Ended December 31,
                                           -----------------------------------
                                              1997        1998        1999
                                           ----------  ----------  -----------
Revenue:
  Products................................ $1,187,812  $1,715,426  $ 2,815,431
  Services................................    530,476     812,914    1,097,132
                                           ----------  ----------  -----------
    Total revenue.........................  1,718,288   2,528,340    3,912,563
                                           ----------  ----------  -----------
Cost of revenue:
  Products................................    290,966     555,410      987,220
  Services................................    100,420     123,564      262,844
                                           ----------  ----------  -----------
    Total cost of revenue.................    391,386     678,974    1,250,064
                                           ----------  ----------  -----------
Gross profit..............................  1,326,902   1,849,366    2,662,499
                                           ----------  ----------  -----------

Operating expenses:
  General and administrative..............    856,905   1,253,200    2,654,033
  Sales and marketing.....................    817,697   1,195,237    1,633,054
  Research and development................    116,313      93,143      398,097
                                           ----------  ----------  -----------
    Total operating expenses..............  1,790,915   2,541,580    4,685,184
                                           ----------  ----------  -----------
Loss from operations......................   (464,013)   (692,214)  (2,022,685)
Other income (expense), net...............     65,496     634,544       75,178
Interest income...........................         19         --        40,199
Interest expense..........................    (24,506)    (23,698)      (7,263)
                                           ----------  ----------  -----------
Loss before income taxes..................   (423,004)    (81,368)  (1,914,571)
Benefit from income taxes.................   (173,909)        --           --
                                           ----------  ----------  -----------
Net loss.................................. $ (249,095) $  (81,368) $(1,914,571)
                                           ==========  ==========  ===========
Basic and diluted net loss per share
 applicable to common stockholders........ $    (0.06) $    (0.02) $     (0.47)
                                           ==========  ==========  ===========
Shares used to compute basic and diluted
 net loss per share applicable to common
 stockholders.............................  4,105,112   4,105,112    4,105,112
                                           ==========  ==========  ===========

                See accompanying notes to financial statements.

                         ARISTOTLE INTERNATIONAL, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                      Total
                           Common Stock   Additional              Stockholders'
                         ----------------  Paid-In   Accumulated     Equity
                          Shares   Amount  Capital     Deficit      (Deficit)
                         --------- ------ ---------- -----------  -------------
Balance, December 31,
 1996................... 3,000,000 $3,000  $ 72,500  $  (184,089)  $  (108,589)
Net loss................       --     --        --      (249,095)     (249,095)
                         --------- ------  --------  -----------   -----------
Balance, December 31,
 1997................... 3,000,000  3,000    72,500     (433,184)     (357,684)
Net loss................       --     --        --       (81,368)      (81,368)
                         --------- ------  --------  -----------   -----------
Balance, December 31,
 1998................... 3,000,000  3,000    72,500     (514,552)     (439,052)
Forgiveness of interest
 on amounts due to
 stockholders...........       --     --     81,483          --         81,483
Equity-based
 compensation...........       --     --    256,107          --        256,107
Stock Split (Note 15)... 1,105,112  1,105    (1,105)         --            --
Net loss................       --     --        --    (1,914,571)   (1,914,571)
                         --------- ------  --------  -----------   -----------
Balance, December 31,
 1999................... 4,105,112 $4,105  $408,985  $(2,429,123)  $(2,016,033)
                         ========= ======  ========  ===========   ===========



                See accompanying notes to financial statements.

                         ARISTOTLE INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31,
                                              ---------------------------------
                                                1997       1998        1999
                                              ---------  ---------  -----------
Reconciliation of net loss to net cash
 provided by (used in) operating activities:
 Net loss...................................  $(249,095) $ (81,368) $(1,914,571)
 Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization.............     46,770     71,399       71,368
  Provision for bad debts...................        --       7,000       67,580
  Loss on disposal of property and
   equipment................................     21,410     30,546        4,242
  Equity-based compensation expense.........        --         --       256,107
  Change in assets and liabilities:
   (Increase) decrease in:
    Accounts receivable.....................   (164,370)       702     (900,987)
    Income tax receivable...................    153,304     94,626       36,820
    Prepaid expenses and other current
     assets.................................        380   (101,415)      25,195
    Other assets............................        399      2,500      (21,096)
   Increase (decrease) in:
    Accounts payable........................      5,497    (95,654)     590,017
    Accrued expenses........................    102,890     39,850      301,456
    Deferred revenue........................     75,995    148,057      428,857
                                              ---------  ---------  -----------
     Net cash provided by (used in)
      operating activities..................     (6,820)   116,243   (1,055,012)
                                              ---------  ---------  -----------
Cash flows used in investing activities:
 Purchase of property and equipment.........    (11,597)  (114,710)    (149,263)
                                              ---------  ---------  -----------
     Net cash used in investing activities..    (11,597)  (114,710)    (149,263)
                                              ---------  ---------  -----------
Cash flows from financing activities:
 Decrease in disbursements in excess of
  available cash............................    (13,017)       --           --
 Proceeds from issuance of Series A
  Preferred Stock...........................        --         --     3,500,000
 Principal payments on obligations under
  capital lease.............................        --         --        (2,171)
 Proceeds from loans from stockholders......    152,694    347,682      196,000
 Repayments on loans from stockholders......    (96,816)  (329,260)    (128,997)
                                              ---------  ---------  -----------
     Net cash provided by financing
      activities............................     42,861     18,422    3,564,832
                                              ---------  ---------  -----------
     Net increase in cash...................     24,444     19,955    2,360,557
Cash and cash equivalents:
 Beginning of year..........................        --      24,444       44,399
                                              ---------  ---------  -----------
 End of year................................  $  24,444  $  44,399  $ 2,404,956
                                              =========  =========  ===========
Supplemental disclosure of cash flow
 information:
 Cash paid during the year for interest.....  $   1,515  $      40  $     7,263
 Cash received from income tax refunds......  $ 326,408  $  95,023  $    36,820

Supplemental disclosure of noncash investing and financing activities:
 The Company incurred additional capital
  lease obligations of approximately $16,643 during 1999 for new property and equipment.

                See accompanying notes to financial statements.

                         ARISTOTLE INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) Nature of Business and Significant Accounting Policies

 (a) Nature of Business and Basis of Presentation

   Aristotle International, Inc. (formerly Aristotle Publishing, Inc.) ("Aristotle" or the "Company") is a technology company that provides information, products and services to political campaigns, advocacy organizations and commercial enterprises. Over the past ten years, Aristotle has compiled a large database of registered voters in the United States, which is the Company's core strategic asset. The Company uses its database to provide campaign management, Internet marketing and online fundraising.

 (b) Revenue Recognition

   Revenue is generated from licensing software products and providing services, including maintenance and technical support, training and consulting.

   In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. Subsequently, in March 1998 and December 1998, the AICPA issued SOP 98-4 and SOP 98-9, respectively, which defer until the Company's fiscal year beginning January 1, 2000, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence ("VSOE") for determining fair value of various elements in a multiple element arrangement. The provisions of SOP 97-2 have been applied to transactions entered into beginning January 1, 1998. Prior to 1998, the Company's revenue recognition policy was in accordance with the preceding authoritative guidance provided by SOP No. 91-1, Software Revenue Recognition. The adoption of SOP 97-2 did not have a material impact on the Company's financial statements. Further, management of the Company does not believe that the adoption of the remaining portions of SOP 97-2, which were deferred by SOP 98-4 and SOP 98-9, will have a material impact on the Company's financial statements.

   The Company licenses its software to its customers through perpetual licenses. Software license revenue is recognized when there is an executed license agreement, the software has been delivered, collectibility from the customer is probable and there are no significant remaining obligations to the customer. Some of the Company's clients require customized software. In those instances where there is a significant service component to the customized software, the Company recognizes revenue based upon a percentage of completion in accordance with SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

   The Company utilizes the percentage-of-completion method measured by labor hours incurred compared to total estimated hours required. Estimates of costs to complete are reviewed periodically and revised as required. Provisions are made for the full amount of anticipated losses, if any, on all contracts in the period in which the losses are first determinable. Changes in estimates are also reflected in the period they become known.

   The Company also provides Internet-based fundraising, in which the Company hosts the website, which may be accessed directly or through the customers' websites, and processes the contributions. Contributions are generally made via credit card. Revenue is recognized when the contributions are collected, and are based upon negotiated transaction fee, which may contain fixed charges as well as a percent of the contribution collected.

   The Company also has entered into contracts with various electronic commerce intermediaries to deliver targeted banner advertising to its customer base. The Company will contract with its client for the delivery of a specified number of impressions to its defined target market through the third-party websites. Revenue is recognized as the impressions are delivered. To the extent that the agreements require the delivery of a

                         ARISTOTLE INTERNATIONAL, INC.

minimum number of impressions, revenue related to the under-delivered impressions is deferred until the guaranteed impression levels are met. Revenue from this activity was not significant during 1997, 1998 or 1999.

   The Company has entered into representation agreements with other Web portals. Under the terms of these agreements, Aristotle earns a fee for banner advertising sold on the third-party portals. Revenue is recognized on a pro rata basis over the term of the advertising agreements, or as impressions are delivered based upon whether the contracts with the advertisers are for a specified period of time or a determined number of impressions. The Company records this revenue on a net commission basis. To the extent that the agreements require the delivery of a minimum number of impressions, commission revenue related to the under-delivered impressions is deferred until the guaranteed impression levels are met. No revenue was recognized under these agreements during 1997, 1998 or 1999.

   Services revenue consists of maintenance and technical support, training and consulting. Revenue from maintenance and technical support, which consists of unspecified when and if available product updates and customer telephone support services, are recognized ratably over the term of the service period. Other services revenue is recognized as the related services are provided.

  The Company is entitled to receive royalties for the sale of voter data by a third party (see Note 9). Under the terms of the agreement, the Company received an advance against future revenues upon the signing of the contract. Royalties are recognized as they are reported by the third party.

 (c) Deferred Revenue

  Deferred revenue represents billings or collections on contracts in advance of performance of services and specifically includes the unamortized portion of maintenance agreements, revenue related to training which has not yet been performed and revenue arising from contracts which include a significant service component which has not yet been earned.

 (d) Cost of Revenue

  Cost of product revenue consists primarily of external costs associated with acquisition, enhancements, updates and maintenance of voter records, as well as personnel costs associated with programming and customization of the Company's software. Cost of service revenue consists primarily of personnel costs associated with our customer support department.

 (e) Property and Equipment

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are between three and five years for office and computer equipment and five years for automobiles. Leasehold improvements are amortized over the shorter of the useful life of the asset, generally five years, or the lease term.

 (f) Software Development Costs

  Software development costs are accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between the establishment of technological feasibility and the general availability of such software has been short; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense. Research and development costs are expensed as incurred.

                         ARISTOTLE INTERNATIONAL, INC.

 (g) Web Site Development Costs

  Effective January 1, 1999 the Company adopted SOP No. 98-1, Accounting for Costs of Computer Software for Internal Use. The amount of web site development cost which would have been capitalized under SOP 98-1 through December 31, 1999 was not material and therefore was expensed as incurred. Effective July 1, 2000, the Company will apply the standards of EITF No. 00-2 (see Note 1n), which requires capitalization of certain web site development costs. The Company is currently evaluating the effects of EITF No. 00-2 on its financial results.

 (h) Income Taxes

   Deferred income taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 (i) Financial Credit Risk

   The Company maintains its cash in bank deposit accounts, that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

   Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables. Substantially all of the Company's trade receivables are due from U.S. political candidates, their campaign organizations and political organizations or businesses engaged in lobbying activities. The trade receivables may age significantly prior to collection, which is frequently funded with Federal matching funds received several months after each campaign concludes. Changes to the Federal campaign regulations or lobbying regulations could have an adverse impact on the Company's ability to collect its receivables.

 (j) Estimates

   The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

 (k) Stock Split

   On March 24, 1999, the Board of Directors of the Company approved a 6,000-for-1 split of the Company's common stock. Additionally, as discussed in Note 15, on July 6, 2000, the Company effected a 1.368-for-1 stock split on the Company's common stock. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying financial statements, and accompanying notes, have been retroactively adjusted to reflect these stock splits.

                         ARISTOTLE INTERNATIONAL, INC.

 (l) Loss Per Share

  The Company computes net loss per share in accordance with the provisions of SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No.
98. Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share applicable to common stockholders is computed by dividing the net loss applicable to common stockholders for the period by the weighted average number of common shares outstanding for the period. For the years ended December 31, 1997, 1998 and 1999, there were no adjustments between the net loss and the net loss applicable to common stockholders.

  The calculation of diluted net loss per share excludes shares of common stock issuable upon the conversion of convertible preferred stock (see Note 11e), exercise of employee stock options (see Note 12b), and the conversion of Note payable-related parties (see Note 6) as the effect of such exercises would be antidilutive.

 (m) Stock-Based Compensation

   The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123.

 (n) Fair Value of Financial Instruments

   The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and Notes payable--related parties approximate the fair values due to the short-term nature of these instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

 (o) Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect SFAS 133 to have a material affect on its financial position or results of operations.

   In March 2000, the Financial Accounting Standards Board issued FASB Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation. FIN 44 further defines the accounting consequence of various modifications to the terms of a previously fixed stock option or award under APB 25. FIN 44 becomes effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after December 15, 1998 or January 12, 2000. The Company has not completed its evaluation of the impact of FIN 44 on its financial position or results of operations.

  In May 2000, the Emerging Issues Task Force ("EITF") released issue No. 00-2, Accounting for Web Site Development Costs, EITF 00-2 establishes standards for determining the capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000 (including costs incurred for projects in process at the beginning of the quarter of adoption). The Company is currently evaluating the effect of EITF 00-2 on its financial results.

                         ARISTOTLE INTERNATIONAL, INC.

  In December 1999, the Securities and Exchange Commission ("SEC") issued SAB No. 101, Revenue Recognition in Financial Statements. This SAB expresses the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Registrants can apply the accounting and disclosure requirements of this SAB retrospectively, or may report a change in accounting principle no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company does not expect the application of this SAB to have a material impact on the Company's financial statements.

 (p) Segment Information

   The Company operates under one business segment providing voter database related products and services. During the year ended December 31, 1999, the Company derived revenue from three significant customers. The revenues derived from these customers amounted to $815,000, $312,000 and $215,000. No customer represented more than ten percent of the Company's revenue for the years ended December 31, 1997 or 1998.

(2) Accounts Receivable

   Accounts receivable consists of the following as of December 31, 1998 and 1999:

                                                             1998       1999
                                                           --------  ----------
   Accounts receivable.................................... $190,725  $1,078,557
   Less allowance for doubtful accounts...................  (12,000)    (74,830)
                                                           --------  ----------
                                                           $178,725  $1,003,727
                                                           ========  ==========

(3) Prepaid Expenses and Other Current Assets

   Prepaid expenses and other current assets at December 31, 1998 consists primarily of equipment acquired for customer contracts that had not been installed as of the end of the year. As of December 31, 1999, prepaid expenses and other current assets is solely comprised of a prepaid contract fee with MatchLogic for future services.

(4) Property and Equipment

   Property and equipment consists of the following as of December 31, 1998 and 1999:

                                                             1998       1999
                                                           ---------  ---------
   Office and computer equipment.......................... $ 126,638  $ 167,550
   Automobiles............................................    45,779     65,422
   Leasehold improvements.................................    29,806    111,828
                                                           ---------  ---------
                                                             202,223    344,800
   Less-accumulated depreciation and amortization.........  (113,209)  (168,879)
                                                           ---------  ---------
                                                           $  89,014  $ 175,921
                                                           =========  =========

(5) Accrued Expenses

   Accrued expenses consists of the following as of December 31, 1998 and 1999:

                                                                1998     1999
                                                              -------- --------
   Accrued salaries and commissions.......................... $134,053 $425,784
   Accrued vacation..........................................   20,138   49,116
   Accrued interest--related party...........................   81,483      --
   Other accrued expenses....................................   43,522   20,269
                                                              -------- --------
                                                              $279,196 $495,169
                                                              ======== ========

                         ARISTOTLE INTERNATIONAL, INC.

(6) Notes Payable--Related Parties

   Notes payable-related parties are notes held by stockholders of the Company. As of December 31, 1998, notes payable in the amount of $241,136 were unsecured, bore interest at nine percent per annum, and were due upon demand. Accrued interest related to these notes totaled $43,929 as of December 31, 1998. During 1999, the Company converted the Notes payable-related parties aggregating $308,139 from interest-bearing to non-interest-bearing convertible notes, and the stockholders forgave the associated accrued interest. The forgiveness of the interest was treated as a capital contribution. Interest expense related to these notes amounted to $25,255, $43,929 and $0 for the years ended December 31, 1997, 1998 and 1999, respectively. These notes are convertible at the option of the holder into Series A Preferred Stock at a conversion rate of $2.75 per share, subject to certain adjustments. The notes are payable upon an initial public offering.

(7) Accrued Compensation--Stockholder

   As of December 31, 1998 and 1999, the Company owed a stockholder/officer of the Company $55,381 in deferred salaries. The amount is attributed to unpaid salaries for the period from 1988 to 1994. The deferred salaries and interest are payable upon demand. The Company has accrued interest related to the liability at the rate of nine percent per annum through 1998 at which point further interest was waived. Accrued interest amounted to $37,554 and $0 as of December 31, 1998 and 1999, respectively. The amounts were paid during 2000.

(8) Income Taxes

   Net deferred tax amounts consist of the following components as of December 31, 1998 and 1999:

                                                              1998      1999
                                                            --------  ---------
Deferred tax liabilities--property and equipment........... $  3,059  $     --
                                                            --------  ---------
Deferred tax assets:
  Property and equipment...................................      --      22,311
  Accrued salaries.........................................   22,974     22,974
  Allowance for doubtful accounts..........................    4,978     29,393
  Accrued vacation.........................................    8,354     19,493
  Equity based compensation................................      --     100,599
  Net operating loss carryforward..........................   18,246    622,938
                                                            --------  ---------
                                                              54,552    817,708
                                                            --------  ---------
                                                              51,493    817,708
  Less valuation allowance.................................  (51,493)  (817,708)
                                                            --------  ---------
                                                            $    --   $     --
                                                            ========  =========

   Income tax expense charged to operations for the years ended December 31, 1997, 1998 and 1999, consists of the following:

                                                            1997     1998  1999
                                                          ---------  ----- -----
Current tax (benefit):
  Federal................................................ $(119,716) $ --  $ --
  State..................................................   (54,193) $ --  $ --
                                                          ---------  ----- -----
                                                          $(173,909) $ --  $ --
                                                          =========  ===== =====

                         ARISTOTLE INTERNATIONAL, INC.

  The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1997, 1998 and 1999 due to the following:

                                                 1997       1998      1999
                                               ---------  --------  ---------
   Computed "expected" tax benefit............ $(143,821) $(27,665) $(650,954)
   Increase (decrease) in income taxes
    resulting from:
     Other nondeductible expense..............    10,492     5,437      5,027
     State income taxes, net of federal tax
      benefit.................................   (42,216)   (8,120)  (120,298)
     Other....................................   (35,554)   16,045        --
     Increase in valuation allowance..........    37,190    14,303    766,225
                                               ---------  --------  ---------
       Total.................................. $(173,909) $    --   $     --
                                               =========  ========  =========

   There was no income tax expense (benefit) for the years ended December 31, 1998 or 1999. Net operating loss carryforwards (NOLs) as of December 31, 1998 and 1999 are approximately $43,900 and $1,874,850, respectively, which will expire, if unused, through 2019.

   The realization of the benefits of the NOLs is dependent on sufficient taxable income in future years. Lack of future earnings, a change in the ownership of the Company, or the application of the alternative minimum rules could adversely affect the Company's ability to utilize NOLs. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers taxes paid during the previous three years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. Management has established a valuation for the full amount of the net deferred tax assets at December 31, 1998 and 1999. The net change in the valuation allowance during the years ended December 31, 1998 and 1999 was an increase of $14,303 and $766,225, respectively.

(9) Royalty Agreement

   In 1997, the Company renewed a Data License agreement with Survey Sampling, Inc. to receive royalties on Survey Sampling's sale of voter data. The agreement allowed for the Company to receive cash advances against future royalties earned, with additional royalties being paid on each six-month anniversary of the agreement for royalties due less the applicable cash advances paid against the royalties. The amount of royalty income receivable included as a component of other receivables was $19,811 and $8,405 as of December 31, 1998 and 1999, respectively. Royalty income included as a component of other income was $8,456, $46,267 and $23,558 for the years ended December 31, 1997, 1998 and 1999, respectively.

(10) Stockholders' Equity

   The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 10,000,000 shares of Common Stock and 1,400,000 shares of Series A Preferred Stock.

                         ARISTOTLE INTERNATIONAL, INC.

   As of December 31, 1999, the Company had reserved shares of common stock for future issuance as follows:

      Conversion of Series A Preferred Stock.......................... 1,741,562
      Exercise of stock options....................................... 1,135,748
                                                                       ---------
                                                                       2,877,310
                                                                       =========

(11) Convertible Preferred Stock

   The Convertible Preferred Stock, as of December 31, 1999, consisted of 1,272,727 shares of Series A Preferred Stock (the "Series A"), par value $.001 per share and an original cost of $2.75 per share. The holders of the Series A have the following rights and preferences:

 (a) Voting Rights and Protective Provisions

   The holders of Series A may vote with the common stockholders as a single class on all actions taken by the stockholders on an as-if converted basis. The holders of Series A are also entitled to separately elect two members of the Board of Directors. The holders also have a right of first refusal to match the purchase price for any issuance of stock to retain their voting interest in the Company. Furthermore, consent of the holders of at least a majority of the Series A is necessary for (i) liquidation, sale or disposal of 50% of the voting power of the Company, (ii) modification of the rights, preferences or privileges of the Series A shares, (iii) issuance of any stock with a liquidation preference to the Series A shares, or (iv) a change in the number of the authorized Series A.

 (b) Dividends

   The Series A is entitled to dividends at a rate of $0.22 per year upon the declaration of a dividend by the Company. The dividends are not cumulative. No dividends have been declared or paid for any period presented.

 (c) Liquidation

   The Series A is senior to all common stock and has a liquidation preference of $2.75 per share, plus any declared and unpaid dividends. After the preference has been paid, Series A stockholders share on an equal basis with the common stockholders until total payments to the Series A stockholders have received 300% of the original cost of $2.75, including preference payments.

 (d) Redemption

   The stock is not redeemable; however, a change of control of the Company represents a liquidation as defined by the Certificate of Incorporation. As the redemption upon the change of control of the Company is outside of the Company's control, the Series A Convertible Preferred Stock is presented separately from stockholders' equity (deficit).

 (e) Conversion

   The Series A is immediately convertible into common stock at the option of the holder at a rate of $2.01 per share. Additionally, the stock will automatically convert upon the closing of an initial public offering with proceeds of at least $15 million or upon the consent of two-thirds of the Series A stockholders.

 (f) Dilution Provisions

   The Series A includes provisions adjust the conversion price should any stock be sold at a price below the $2.75 per share (pre split) paid by the Series A stockholders.

                         ARISTOTLE INTERNATIONAL, INC.

(12) Employee Benefit Plans

 (a) 401(k) Plan

   The Company established a defined contribution profit sharing plan for those resident employees who have completed one year of service or 1,000 hours and have reached 21 years of age. Annual contributions to the plan are composed of discretionary amounts. Discretionary contributions are based on an integrated formula. The Company did not make matching contributions for the years ended December 31, 1997 and 1998. For 1999, the Company made a matching contribution of $45,000. After six years of service, a participant shall be 100 percent vested. The Company can terminate the plan at any time.

 (b) Stock Option Plan

   In March 1999, the Company's Board of Directors authorized the adoption of a stock option plan. The Company has reserved up to 1,135,748 shares for issuance under the stock option plan. All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted options under the stock option plan. The exercise price and duration of the options are determined by the Board at the date of grant. Vesting of these options is generally 25 percent upon the first anniversary of the date of grant with the remaining amount vesting ratably over a period of four years. The options generally expire in ten years.

   The following table summarizes outstanding and exercisable options for the year ended December 31, 1999:

                                  Options Outstanding                  Options Exercisable
                     --------------------------------------------- ----------------------------
                       Number    Weighted-Average                    Number
      Range of       Outstanding    Remaining     Weighted-Average Exercisable Weighted-Average
   Exercise Prices   at 12/31/99 Contractual Life  Exercise Price  at 12/31/99  Exercise Price
   ---------------   ----------- ---------------- ---------------- ----------- ----------------
        $1.10          277,095      9.3 years          $0.53         147,159        $1.10
         1.71           30,788      9.7 years           0.09             --           --
         2.01          271,002      9.8 years           0.93             --           --
                       -------                                       -------
                       578,885      9.6 years           1.55         147,159         1.10
                       =======                                       =======

   The per share weighted average fair value of the options granted during 1999 was $0.85. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model with the following weighted-average assumptions as of December 31, 1999:

   Average dividend yield.................................................  --
   Expected life in years.................................................  5.0
   Risk-free interest rate................................................ 5.38%
   Expected volatility....................................................  --

  During 1999, the Company issued options to purchase 34,256 common shares to nonemployee consultants. As a result, the Company recorded equity-based expense of approximately $52,000 in 1999. As of December 31, 1999, the weighted-average exercise price of these options was $1.37.

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. As a result, the Company recorded equity-based compensation expense of approximately $170,000 relating to options to purchase 307,883 shares granted in 1999 equal to the difference between the fair market value of the Company's common stock on the grant date and the exercise price of the options.

   SFAS No. 123 requires pro forma net income (loss) disclosures as if the Company had accounted for its stock options granted under the fair value method prescribed by that statement. Had the Company used the fair

                         ARISTOTLE INTERNATIONAL, INC.

value methodology for determining compensation expense, the following table presents the pro forma net loss that would have been recorded by the Company for options granted during 1999:

   Net loss:
     As reported.................................................. $(1,914,571)
     Pro forma....................................................  (2,028,509)
   Net loss per share--basic and diluted:
     As reported..................................................       (0.47)
     Pro forma....................................................       (0.50)

(13) Legal Settlement

   During the year ended December 31, 1998, the Company reached a settlement with a vendor regarding breach of contract. The vendor agreed to pay the Company $650,000 in consideration of the mutual release of all parties. The Company recognized other income of $650,000 in the year ended December 31, 1998.

(14) Commitments and Contingencies

 (a) Capital and Operating Leases

   The Company leases its office space under various noncancelable agreements expiring through November 2002 and accounted for as operating leases. The basic rentals are subject to increases each year for operating expenses and real estate taxes. During 1999, the Company entered into a leasing agreement to finance the purchase of an automobile.

   Aggregate minimum rental payments under noncancelable leases as of December 31, 1999, are as follows:

                                                            Operating Capital
                                                            --------- -------
   2000....................................................  $193,000 $ 5,211
   2001....................................................    86,000   5,211
   2002....................................................    61,000   5,210
   2003....................................................       --    2,795
                                                             -------- -------
     Total future minimum payments.........................  $340,000  18,427
                                                             ========
   Less amount representing interest.......................            (3,344)
                                                                      -------
     Present value future minimum lease payments...........            15,083
   Less current maturities of obligations under capital
    lease..................................................            (3,665)
                                                                      -------
     Obligations under capital lease, net of current
      maturities...........................................           $11,418
                                                                      =======

   The Company has entered into an agreement to sublease a portion of the leased office space that expires in August 1999. The sublease income was $0, $22,194 and $19,728 for the years ended December 31, 1997, 1998 and 1999, respectively.

   Total rental expense net of sublease receipts charged to operations for the years ended December 31, 1997, 1998 and 1999 amounted to $82,511, $72,517 and $117,406, respectively.

 (b) Commitments

   The Company entered into an agreement in March 1998 with the United States Postal Service ("USPS") for use of USPS "Fastforward technology" whereby the Company shall make a yearly payment to the USPS in the amount of $10,000 for the right to use the technology. The license is contingent upon the Company making payment to the USPS no less than sixty days prior to the end of a particular term. The maximum number of terms that the license may be renewed is ten.

                         ARISTOTLE INTERNATIONAL, INC.

 (c) Employment and Stock Repurchase Options.

   In September 1999, the Company entered into an Employment and Stock Repurchase Agreement with the Company's founders. The Agreement provides for annual compensation, severance and relocation packages, and provides for the Company to repurchase the Company's stock at the Founder's cost upon termination.

   The Company also has employment agreements with other key executives.

 (d) Contingencies

   The Company is engaged in various litigation in the ordinary course of business. Management believes that there will be no material adverse effect on its financial position or results of operations as a result of these matters.

   In November 1998 the Company entered into a License, Development and Support Agreement with a State Legislature. The terms of this agreement required the Company to develop a customized software and hardware system for the purchaser at a price of $703,000 plus additional amounts for support, maintenance and additional custom programming. The purchaser accepted delivery of the hardware and third-party software in the three-month period ended March 31, 1999 and the Company recognized revenue of $325,000 associated with this hardware and software. However, the purchaser has claimed that the customized software does not meet the specifications contained in the agreement, has failed to make payments as required by the agreement and has asserted that it has exercised its right to terminate the agreement. The Company has been negotiating with the purchaser to settle the disputed payment. Although the purchaser claims that it has the right to terminate the agreement based upon the Company's alleged failure to comply with software specifications contained in the agreement, the Company does not believe it has materially breached the agreement, and thus the Company believes it has the right to collect the fees under the agreement. The Company may institute legal proceedings against the purchaser in an effort to collect the payment. The purchaser could also assert a counterclaim against the Company alleging that the Company has breached the agreement. Under the agreement, the Company could be liable to the purchaser for actual and consequential damages, as well as attorneys' fees, if a court were to find that the Company breached the agreement. The Company has not recognized any revenue related to the customized software and related services pending resolution of the dispute.

   The Company has received a letter from a third party engaged in website design and Web hosting requesting that the Company cease and desist from using the name Aristotle in connection with its online activities. Although the third party has a registered trademark for the use of the name Aristotle in connection with Internet access and website design and hosting, the Company believes that it has rights to use the name Aristotle in connection with its political, campaign and advocacy operations. The Company also believes it may have legal rights to use the name Aristotle in connection with its commercial and nonprofit activities, however, there is a risk that the Company may not be able to use the name Aristotle for these activities on the Internet. If the Company is unable to use its brand name for these activities it would be required to develop a new brand name for these activities, which could impact its sales and marketing activities, and therefore its ability to generate revenue.

(15) Stock Split

   On July 6, 2000, the Company filed an amendment to its certificate of incorporation effecting a common stock split providing 1.368 shares of stock for each share owned. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying financial statements, and accompanying notes, have been retroactively adjusted to reflect the stock split.

                         ARISTOTLE INTERNATIONAL, INC.

(16) Accumulated Deficit

   The Company has suffered recurring losses, has an accumulated deficit and negative working capital and is dependent upon additional financing which raise substantial doubt about its ability to continue as a going concern. Additionally, the Company may not be able to execute its business plan without additional financing. The Company believes it will obtain the necessary financing through the proposed initial public offering or other funding. However, there can be no guarantee that it will be successful in obtaining such financing. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

  The Company delayed its initial public offering. However, the Company continued to execute on its business plan based upon the expected receipt of the proceeds from this offering. Execution on its business plan has resulted in increased losses for the company and significant negative cash flows. Furthermore, the delays in the initial public offering have significantly increased the Company's professional fees associated with this offering.

                         ARISTOTLE INTERNATIONAL, INC.

                       UNAUDITED CONDENSED BALANCE SHEETS

                                                                    June 30,
                                                                      2000
                                                                   -----------
Assets
Current assets:
 Cash............................................................. $   450,241
 Accounts receivable, net.........................................   1,633,991
 Income tax receivable............................................      80,898
 Other receivables................................................       1,785
 Prepaid expenses and other current assets........................      68,283
                                                                   -----------
  Total current assets............................................   2,235,198
 Property and equipment, net......................................     188,160
 Other assets.....................................................     485,054
                                                                   -----------
                                                                   $ 2,908,412
                                                                   ===========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Current installments of obligations under capital leases......... $     4,185
 Accounts payable.................................................   1,585,179
 Accrued expenses.................................................     935,884
 Deferred revenue.................................................   1,255,067
 Notes payable - related parties..................................     308,139
                                                                   -----------
  Total current liabilities.......................................   4,088,454
 Obligations under capital lease, excluding current portion.......       9,422
                                                                   -----------
  Total liabilities...............................................   4,097,876
                                                                   -----------
Convertible preferred stock.......................................   3,500,000
                                                                   -----------
Commitments and contingencies.....................................
Stockholders' equity (deficit):
 Common stock, $0.001 par value; 10,000,000 shares authorized;
  4,105,112 shares issued and outstanding.........................       4,105
 Additional paid-in capital.......................................     522,669
 Accumulated deficit..............................................  (5,216,238)
                                                                   -----------
                                                                    (4,689,464)
                                                                   -----------
                                                                   $ 2,908,412
                                                                   ===========

                         ARISTOTLE INTERNATIONAL, INC.

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

                                                          Six Months Ended
                                                              June 30,
                                                       -----------------------
                                                          1999        2000
                                                       ----------  -----------
Revenue:
 Products............................................  $1,397,471  $ 1,993,231
 Services............................................     479,543      814,362
                                                       ----------  -----------
  Total revenue......................................   1,877,014    2,807,593
                                                       ----------  -----------
Cost of revenue:
 Products............................................     479,784      510,422
 Services............................................     117,580      240,484
                                                       ----------  -----------
  Total cost of revenue..............................     597,364      750,906
                                                       ----------  -----------
Gross profit.........................................   1,279,650    2,056,687
                                                       ----------  -----------
Operating expenses:
 General and administrative..........................     984,556    2,202,692
 Sales and marketing.................................     634,096    2,081,189
 Research and development............................     183,419      584,755
                                                       ----------  -----------
  Total operating expenses...........................   1,802,071    4,868,636
                                                       ----------  -----------
Loss from operations.................................    (522,421)  (2,811,949)
Other income (expense)...............................      59,939          --
Interest income......................................         --        25,967
Interest expense.....................................      (6,652)      (1,129)
                                                       ----------  -----------
Loss before income taxes.............................    (469,134)  (2,787,111)
Benefit from income taxes............................         --           --
                                                       ----------  -----------
Net loss.............................................  $ (469,134) $(2,787,111)
                                                       ==========  ===========
Basic and diluted net loss per share applicable to
 common stockholders.................................  $    (0.11) $     (0.68)
                                                       ==========  ===========
Shares used to compute basic and diluted net loss per
 share applicable to common stockholders.............   4,105,112    4,105,112
                                                       ==========  ===========

                         ARISTOTLE INTERNATIONAL, INC.

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

                                                          Six Months Ended
                                                              June 30,
                                                        ----------------------
                                                          1999        2000
                                                        ---------  -----------
Reconciliation of net loss to net cash used in
 operating activities:
 Net loss.............................................. $(469,134) $(2,787,111)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
 Depreciation and amortization.........................    21,358       48,332
 Provision for bad debts...............................    39,065       63,200
 Loss on disposal of property and equipment............     8,282          --
 Equity-based compensation expense.....................   213,357      113,680
 Change in assets and liabilities:
 (Increase) decrease in:
  Accounts receivable..................................  (359,450)    (693,464)
  Prepaid expenses and other current assets............   129,857       42,999
 Increase (decrease) in:
  Accounts payable.....................................    57,847      857,425
  Accrued expenses.....................................    14,834      440,715
  Deferred revenue.....................................   248,436      483,562
                                                        ---------  -----------
   Net cash used in operating activities...............   (95,548)  (1,430,662)
                                                        ---------  -----------
Cash flows used in investing activities:
 Purchase of property and equipment....................    (2,495)     (60,571)
 (Increase) decrease in security deposits..............    (2,848)       1,500
                                                        ---------  -----------
   Net cash used in investing activities...............    (5,343)     (59,071)
                                                        ---------  -----------
Cash flows provided by (used in) financing activities:
 Principal payments on obligations under capital
  lease................................................       --        (1,476)
 Proceeds from loans from stockholders.................   161,000          --
 Repayments on loans from stockholders.................  (128,997)         --
 Costs incurred for initial public offering............       --      (463,506)
                                                        ---------  -----------
   Net cash provided by (used in) financing
    activities.........................................    32,003     (464,982)
                                                        ---------  -----------
   Net decrease in cash................................   (68,888)  (1,954,715)
Cash and cash equivalents:
 Beginning of year.....................................    44,399    2,404,956
                                                        ---------  -----------
 End of six month period............................... $ (24,489) $   450,241
                                                        =========  ===========
Supplemental disclosure of cash flow information:
 Cash paid during the six-month period for interest.... $   6,652  $     1,129

                         ARISTOTLE INTERNATIONAL, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

(1) Basis of Presentation

  In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position of Aristotle International, Inc. (the "Company") as of June 30, 2000, and the results of operations and cash flows for the six months ended June 30, 1999 and 2000. The results of operations for the six months ended June 30, 1999 and 2000 are not necessarily indicative of the results that may be expected for the full year. These condensed financial statements are unaudited, and do not include all related footnote disclosures.

  The interim unaudited condensed financial statements should be read in conjunction with the audited financial statements of the Company.

(2) Stock Option Plan

  Transactions relating to the stock option plan for the six months ended June 30, 2000 are summarized below:

                                Outstanding options     Outstanding options to
                                    to employees             consultants
                              ------------------------ ------------------------
                                           Weighted                 Weighted
                               Number      Average      Number      Average
                              of Shares Exercise Price of Shares Exercise Price
                              --------- -------------- --------- --------------
Balance, January 1, 2000.....  578,885      $1.55       34,256       $1.37
  Options granted............  186,148       2.36        6,840        5.48
  Options canceled...........  (18,470)      2.27          --          --
  Options exercised..........      --         --           --          --
                               -------                  ------
Balance, June 30, 2000.......  746,563       1.74       41,096        2.06
                               =======                  ======

  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. As a result, the Company recorded equity-based compensation expense of approximately $114,000 during the six-month period ended June 30, 2000 relating to options issued with an exercise price below the fair value of the underlying stock at the date of grant.

(3) License of United Kingdom Voter Records

  On February 21, 2000 the Company entered into an agreement with a third party to license voter records in the United Kingdom. For the use of these records, the Company will pay 50% of its after tax revenues generated from the use of the licensed data. The contract also provides for minimum per record royalties based upon the total number of records licensed to third parties. The Company made a non-refundable deposit of approximately $15,000 which will be used to offset the initial royalties. The agreement expires in 2003 with the right to use the voter records expiring one year later.

(4) Contingencies

  The Company has received letters dated February 29, 2000 through June 22, 2000 from an entity which offers Internet access and website design and Web hosting services under the name Aristotle requesting that the Company cease using the name Aristotle in connection with website design and hosting services, the Company's domain name and provide disclaimers of affiliation. The entity has a registered trademark for the use of the name Aristotle in connection with Internet access, website design and hosting services and domain name.

                         ARISTOTLE INTERNATIONAL, INC.

(5) Formation of Subsidiary

  On March 21, 2000 the Company formed a wholly owned subsidiary, AristotleOnline.com Limited. This subsidiary had insignificant activity through July 7, 2000.

(6) Notes Payable--Related Parties

  Effective May 1, 2000 the Company was notified by the holders of the notes payable-related parties of their intent to convert the notes to Series A Preferred Stock upon an effective initial public offering, which will also result in a conversion of the Series A Preferred Stock issued into 153,326 shares of common stock.

(7) Joint Marketing and Development Agreement

  On June 29, 2000, the Company entered into a Joint Marketing and Development Agreement with an Internet security company. This three year agreement enables the Internet security company to access the Company's database of registered voters via the Internet to assist with authentication of personal information or credentials of its or its clients' prospects or customers. In exchange for this access, the Internet security company agrees to pay the Company a contractual rate per "authentication."

(8) Subsequent Events

  On July 21, 2000 the Company amended its agreement with a Web portal company. Under the terms of the amended agreement the Company committed to purchasing $5.5 million of services over a term of 24 months, principally targeted advertisement management and the purchase of e-mail addresses, $3.5 million of which must be purchased prior to September 30, 2000. Concurrently the counter party purchased $350,000 in matching services and licensed data for a period of thirty months. The license fee includes a $100,000 fixed payment and a percentage of amounts received for sales to third parties. On June 30, 2000, the Company delivered its data lists to the counterparty and recognized the associated revenue during the six-month period ended June 30, 2000. The $100,000 fixed license fee will be recognized on a straight line basis over the contract term. Amounts due from the revenue sharing will be recognized on a net basis when reported by the counterparty. Because the Company takes the risks and rewards of ownership for the advertising space acquired pursuant to this Agreement, revenue from the targeted advertisements sold will be recognized as gross revenue net of agency commissions.

  On July 6, 2000, the Company effected a 1.368-for-1 common stock split. The effects of the stock split have been retroactively reflected in the unaudited condensed financial statements for all periods presented. All references to the number of common shares or per share amounts have been restated.

                              [INSIDE BACK COVER]

  Description of Graphics: Approximately one-third of the way down the page, the text "ARISTOTLE(TM)" is centered across the page in approximately 1 inch font. Immediately below that, the text "www.aristotle.com" is centered in bold, approximately 14 point font.



  Until       , 2000, 25 days after the date of this offering, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the registration fee and the NASD filing fee.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
   SEC Registration Fee..............................................   $8,501
   NASD Filing Fee...................................................    3,500
   Nasdaq National Market Listing Fee................................       *
   Printing and Engraving............................................       *
   Legal Fees and Expenses...........................................       *
   Accounting Fees and Expenses......................................       *
   Blue Sky Fees and Expenses........................................       *
   Transfer Agent Fees...............................................       *
   Director & Officer Liability Insurance (1933 Act Premiums)........       *
   Miscellaneous.....................................................       *
                                                                        ------
     Total...........................................................   $   *
                                                                        ======

  --------
  * To be completed on amendment.

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

  As permitted by Delaware General Corporation Law, the registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

  As permitted by the Delaware General Corporation Law, the bylaws of the registrant provide for indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law.

  The registrant intends to enter prior to the closing of this offering into agreements with its directors and executive officers that will require the registrant, among other things, to indemnify them for certain liabilities that may arise by reason of their status or service as directors or executive officers to the fullest extent not prohibited by law.

  The registrant intends to purchase directors and officers liability insurance prior to the closing of this offering.

  Reference is also made to the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the following securities were sold or issued by the registrant without registration under the Securities Act:

  (a) Issuances of capital stock:

    In September 1999, the registrant issued and sold 1,272,727 shares of Series A Preferred Stock to three investors for an aggregate purchase price of $3,500,000, as follows:

    . W.R. Hambrecht/Aristotle, LLC--727,273 shares;

    . ePartners--363,636 shares; and

    . Odyssey Capital II, LLC--181,818 shares.

  Messrs. Donatiello and Hambrecht, directors of our company, either control or are affiliated with W.R. Hambrecht/Aristotle, LLC and Mr. Donatiello is a managing member of ePartners and Odyssey Capital II, LLC. These sales were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

  (b) Grants of stock options:

    The registrant's 1999 Stock Option Plan was adopted by the board of directors in 1999 and provides for stock option grants to employees, directors and consultants. The registrant has granted at various times since March 31, 1999 options for 806,129 shares of common stock at a purchase price of between $1.10 per share and $5.48 per share. The grant of these options were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

  (c) Convertible Promissory Notes:

    In September 1999, the registrant issued a convertible promissory note in the amount of $308,139, without interest, in satisfaction of certain payments made to it by John A. Phillips and Dean A. Phillips. The note is convertible upon demand of the holders into Series A Preferred Stock, which is in turn convertible into 153,326 shares of common stock at the closing of this offering. By the Agreement and Notice of Conversion effective May 1, 2000, the holders notified the Company of their demand to convert the note into Series A Preferred Stock, and subsequently into common stock, at the closing of this offering. The number of shares subject to the conversion is determined by dividing the then outstanding principal amount of the Note by the original Series A issue price of $2.75, as established in the registrant's Restated Certificate of Incorporation, and making certain adjustments to account for the Company's July 6, 2000 stock split as described in Article IV(B)(4)(d) therein. These sales were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

  The recipients of securities in each of the above transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  +1.1   Form of Underwriting Agreement.

  +3.1   Form of Amended and Restated Certificate of Incorporation of Aristotle
          International, Inc.

  +3.2   Form of Amended and Restated Bylaws of Aristotle International, Inc.

  +4.1   Form of Stock Certificate.

  +4.2   Aristotle Publishing, Inc., Investors' Rights Agreement, dated as of
          September 17, 1999, by and among the registrant and the parties who are signatories thereto.

  +4.3   Agreement and Notice of Conversion.

  *5.1   Opinion of Pillsbury Madison & Sutro LLP.

 +10.1   Registrant's 1999 Stock Option Plan.

 +10.2   Form of Registrant's 2000 Omnibus Equity Incentive Plan.
 +10.3   Employment and Stock Repurchase Agreement, dated as of September 17,
          1999, by and between the registrant and John A. Phillips.

 +10.4   Employment and Stock Repurchase Agreement, dated as of September 17,
          1999, by and between the registrant and Dean A. Phillips.

 +10.5   Letter Agreement, dated as of October 6, 1999, by and between the registrant and Rob Christ.

 +10.6   Letter Agreement, dated as of November 2, 1999, by and between the registrant and Blair Richardson.

 +10.7   Letter Agreement, dated as of May 25, 1995 by and between the registrant and Gordon N. Nahlik [Stoll].

 +10.8   Form of Directors and Officers' Indemnification Agreement.
 +10.9   Agreement, dated as of February 9, 1998, between the registrant and
          Central Address Systems, Inc.

 +10.10 Lease Agreement, dated as of September 28, 1999, between the registrant and Colleen Brent, Leland Dobbs and Barrett G. Levine.

 +10.11 Office Lease Agreement, dated as of January 15, 2000, between the registrant and Council on American-Islamic Relations.

 +10.12  Lease Agreement, dated September 30, 1996, between the registrant and
          Sidney S. Zlotnick and Renee Z. Kraft.

 +10.13  Form of Proprietary Information and Inventions Agreement.

 +10.14  Form of Registrant's 2000 Employee Stock Purchase Plan.

 +10.15  Form of Charter of the Aristotle International, Inc. Audit Committee.

 +10.16  Form of Charter of the Aristotle International, Inc. Compensation
          Committee.

 +10.17  License Agreement, dated February 2, 2000, between the registrant and
          National Homemovers Database Limited.

 +10.18 Joint Marketing and Development Agreement, dated June 29, 2000, between the registrant and VeriSign, Inc.

 +10.19 MatchLogic Master Services Agreement, dated June 30, 2000, between the registrant and MatchLogic, Inc.

 +10.20  Amendment to MatchLogic Master Services Agreement, dated July 21,
          2000, between the registrant and MatchLogic, Inc.

 +10.21  End-User License Agreement between the registrant and Microsoft
          Corporation.

 +16.1   Accountant's Letter

  16.2   Accountant's Letter

  23.1   Consent of KPMG LLP, Independent Auditors.

  23.2  Consent of Keller Bruner & Company, LLP.

 *23.3 Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).

  23.4  Consent of John Despres.

 +24.1  Power of attorney (reference is made to Page II-4).

 +27.1  Financial Data Schedule for Aristotle International, Inc.

--------
*  To be filed by amendment
+ Previously filed

  (b) Financial Statement Schedules

    See Schedule II previously filed.

Item 17. Undertakings

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 1st day of September, 2000.

                                          ARISTOTLE INTERNATIONAL, INC.

                                                  /s/ John A. Phillips
                                          By: _________________________________
                                                      John A. Phillips
                                                Chief Executive Officer and
                                                          Director

                 Name                               Title                     Date
                 ----                               -----                     ----


       /s/ John A. Phillips            Chief Executive Officer and      September 1, 2000
______________________________________  Director (Principal Executive
           John A. Phillips             Officer)


       /s/ T. Robert Christ            Chief Financial Officer          September 1, 2000
 ______________________________________  (Principal financial Officer
           T. Robert Christ             and Principal Accounting
                                        Officer)

          Dean A. Phillips*            President and Director           September 1, 2000
 ______________________________________
           Dean A. Phillips

      Nicholas Donatiello, Jr.*        Director                         September 1, 2000
 ______________________________________
       Nicholas Donatiello, Jr.

            Esther Dyson*              Director                         September 1, 2000
 ______________________________________
             Esther Dyson

        William R. Hambrecht*          Director                         September 1, 2000
 ______________________________________
         William R. Hambrecht

 *By:   /s/ John A. Phillips
______________________________________
           John A. Phillips
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  +1.1   Form of Underwriting Agreement.

  +3.1   Form of Amended and Restated Certificate of Incorporation of Aristotle
          International, Inc.

  +3.2   Form of Amended and Restated Bylaws of Aristotle International, Inc.

  +4.1   Form of Stock Certificate.

  +4.2   Aristotle Publishing, Inc., Investors' Rights Agreement, dated as of
          September 17, 1999, by and among the registrant and the parties who are signatories thereto.

  +4.3   Agreement and Notice of Conversion.

  *5.1   Opinion of Pillsbury Madison & Sutro LLP.

 +10.1   Registrant's 1999 Stock Option Plan.

 +10.2   Form of Registrant's 2000 Omnibus Equity Incentive Plan.
 +10.3   Employment and Stock Repurchase Agreement, dated as of September 17,
          1999, by and between the registrant and John A. Phillips.

 +10.4   Employment and Stock Repurchase Agreement, dated as of September 17,
          1999, by and between the registrant and Dean A. Phillips.

 +10.5   Letter Agreement, dated as of October 6, 1999, by and between the registrant and Rob Christ.

 +10.6   Letter Agreement, dated as of November 2, 1999, by and between the registrant and Blair Richardson.

 +10.7   Letter Agreement, dated as of May 25, 1995 by and between the registrant and Gordon N. Nahlik [Stoll].

 +10.8   Form of Directors and Officers' Indemnification Agreement.
 +10.9   Agreement, dated as of February 9, 1998, between the registrant and
          Central Address Systems, Inc.

 +10.10 Lease Agreement, dated as of September 28, 1999, between the registrant and Colleen Brent, Leland Dobbs and Barrett G. Levine.

 +10.11 Office Lease Agreement, dated as of January 15, 2000, between the registrant and Council on American-Islamic Relations.

 +10.12  Lease Agreement, dated September 30, 1996, between the registrant and
          Sidney S. Zlotnick and Renee Z. Kraft.

 +10.13  Form of Proprietary Information and Inventions Agreement.

 +10.14  Form of Registrant's 2000 Employee Stock Purchase Plan.

 +10.15  Form of Charter of the Aristotle International, Inc. Audit Committee.

 +10.16  Form of Charter of the Aristotle International, Inc. Compensation
          Committee.

 +10.17  License Agreement, dated February 2, 2000, between the registrant and
          National Homemovers Database Limited.

 +10.18 Joint Marketing and Development Agreement, dated June 29, 2000, between the registrant and VeriSign, Inc.

 +10.19 MatchLogic Master Services Agreement, dated June 30, 2000, between the registrant and MatchLogic, Inc.

 +10.20  Amendment to MatchLogic Master Services Agreement, dated July 21,
          2000, between the registrant and MatchLogic, Inc.

 +10.21  End-User License Agreement between the registrant and Microsoft
          Corporation.

 +16.1   Accountant's Letter

  16.2   Accountant's Letter

  23.1   Consent of KPMG LLP, Independent Auditors.

  23.2  Consent of Keller Bruner & Company, LLP.

 *23.3 Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).

  23.4  Consent of John Despres.

 +24.1  Power of attorney (reference is made to Page II-4).

 +27.1  Financial Data Schedule for Aristotle International, Inc.

--------
*  To be filed by amendment
+ Previously filed